

13000672

Cabot Microelectronics

2012 Annual Report

OUR COMPANY

Cabot Microelectronics is the world's leading supplier of chemical mechanical planarization (CMP) slurries and a growing CMP pad supplier to the semiconductor industry. Our CMP consumables products are used to level, smooth and remove excess material from the multiple layers of material that are deposited upon silicon wafers in the production of most semiconductor devices. This enables our customers to manufacture smaller, faster and more complex devices. We also produce slurries for the data storage industry that are used to polish certain hard disk drive components, and we are pursuing a number of other demanding surface modification applications through our Engineered Surface Finishes business.

FINANCIAL HIGHLIGHTS



Revenue
(in millions)
$375
$291
$408
$445
$428
FY08
FY09
FY10
FY11
FY12



Diluted Earnings Per Share
(in dollars)
$1.64
$0.48
$2.13
$2.20
$1.75
FY08
FY09
FY10
FY11
FY12



Cash From Operations
(in millions)
$71
$45
$88
$94
$66
FY08
FY09
FY10
FY11
FY12

In millions, except per share and percentage amounts	**FY12***	FY11	Change
Revenue	**$427.7**	$445.4	(4.0)%
Gross profit margin	**47.7%**	48.1%	(0.8)
Net income	**40.8**	51.7	(21.0)
Diluted earnings per share	**1.75**	2.20	(20.5)
Cash from operations	**66.4**	93.6	(29.0)
Cash dividends per share	**15.00**	—	100.0
Cash and short-term investments	**178.5**	302.5	(41.0)
Long-term debt (includes current portion)	**172.8**	—	100.0
After tax return on invested capital	**15.4%**	18.8%	(18.1)

*In fiscal 2012, in conjunction with a new capital management initiative, we completed a leveraged recapitalization with payment of a special cash dividend of $15.00 per share, or $347.1 million in aggregate. The dividend was funded with a $175.0 million term loan and $172.1 million from existing Company cash balances.









TO OUR STOCKHOLDERS, CUSTOMERS, SUPPLIERS AND EMPLOYEES

(L) William P. Noglows, *Chairman, President & CEO* (R) William S. Johnson, *Vice President & CFO*

As the leading supplier of CMP slurries to the semiconductor industry and a growing supplier of CMP pads, we supply virtually every semiconductor manufacturer in the world. Our broad exposure across the semiconductor industry, our robust product portfolio and extensive global infrastructure differentiate us from our competitors and enable us to better serve the needs of our customers on a global basis. We continue to demonstrate our commitment and ability to provide leading edge solutions in close collaboration with our customers around the world as we pursue and win new business opportunities.

Despite the challenging macroeconomic and semiconductor industry environments in fiscal year 2012, we continued to execute our strategies to strengthen and grow our core CMP consumables business, and also further develop our Engineered Surface Finishes business. As a result, we achieved solid financial results in fiscal year 2012. Total annual revenue was $427.7 million, gross profit margin was 47.7 percent of revenue, diluted earnings per share were $1.75 and cash flow from operations was $66.4 million. Our full year revenue results reflect strengthening in demand for our products in the second half of the fiscal year after soft industry demand during the first half of the year; we began to see some softening of demand again late in the fourth fiscal quarter.

CMP CONSUMABLES

Within our CMP consumables business, we believe our Pads business represents our most significant organic growth opportunity. We achieved record annual revenue of $33.7 million in our Pads business, representing an 8.6 percent increase over last year's record level. We believe the momentum our Pads business demonstrated during the year is fueled by the fundamental value proposition offered by our pad products of providing lower cost of ownership through longer pad life and lower defectivity. Through the year, our first generation Epic® D100 and second generation Epic D200 pad products were adopted by our customers for a number of advanced applications. Since reporting our first Epic D200 pad business win in fiscal year 2011, we have continued to gain traction with this tunable platform, which allows us to modify several important properties of the pad material to meet specific customer performance requirements. We believe we made significant progress in our Pads business during the year as we continued to engage closely with our customers around the world on new business opportunities that are in various stages of evaluation and qualification.

Within our CMP slurry business, in fiscal year 2012 we continued developing and commercializing reliable and innovative solutions for our customers to address both performance and cost of ownership, and we won new business across our slurry product portfolio. Our collaborative efforts with customers on high-quality, high performing products and solutions were rewarded with customer adoptions of our slurry products for Tungsten, Advanced Dielectrics, Copper and Data Storage applications. We are also pleased with the growth we experienced with our slurry products for polishing Aluminum, and we look forward to continuing to leverage our technology within this important emerging application.

We also made significant progress toward commercializing and qualifying products and solutions from our new research, development and manufacturing facility in South Korea. South Korea is the second largest CMP consumables market in the world, and we have placed strategic emphasis over the past several years on increasing our business there with a focus on memory applications. During fiscal 2012, we commercialized and qualified several Advanced Dielectrics products from our facility in Korea by leveraging our expanded capabilities there to win more business. Our revenue in Korea grew by 22 percent in fiscal 2012.

During fiscal 2012, we were delighted to receive Intel's Preferred Quality Supplier Award for the third consecutive year, demonstrating our sustained ability to provide industry leading technology and performance. In addition, we were awarded SMIC's Best Supplier Award, for providing CMP polishing slurries deemed essential to its success and for our support of SMIC's operations in Beijing, Shanghai and Tianjin. We believe these supplier awards reflect the recognition of our unyielding commitment to consistently deliver high-quality, reliable CMP solutions through a robust supply chain.

ENGINEERED SURFACE FINISHES BUSINESS

Other notable business highlights during fiscal 2012 relate to our Engineered Surface Finishes, or ESF, business, where we are leveraging our technology for perfecting surfaces within the semiconductor industry into other demanding surface applications. Within our ESF business, QED, which is a leader in polishing and metrology systems for precision optics applications, achieved another year of record revenue, following record revenue performance last year. We also made progress during the year commercializing slurries for silicon wafer polish applications to meet the needs of customers in an approximately $200 million market adjacent to the CMP consumables market.

CAPITAL MANAGEMENT INITIATIVE

The fiscal year was also highlighted by our new capital management initiative, which included the implementation of a leveraged recapitalization with a payment of a $15 per share special cash dividend, or approximately $347 million in total, and a significant increase to our share repurchase authorization. As a result of the leveraged recapitalization, we achieved a more efficient balance sheet while also distributing approximately 30 percent of our market value to our shareholders through the special cash dividend. This capital management initiative represented a significant change in our capital allocation strategy, and enabled us to provide additional value to our shareholders while maintaining the resources necessary to continue to implement our business strategies and support future growth opportunities. Ultimately, this capital management initiative exemplifies the confidence we have in the future performance of our company.

GLOBALLY POSITIONED FOR CONTINUED SUCCESS

We participate in a dynamic consumer electronics driven industry by supplying CMP consumables products to the semiconductor industry. The demand for CMP consumables is driven by wafer starts and the increased usage of IC devices as electronic systems increase in complexity. With the continuation of positive trends in mobile connectivity, mobile devices, including tablets and smart phones, cloud computing and emerging markets, we believe these trends should drive growth in demand for CMP consumables in the future. We are excited by the potential long-term growth opportunities associated with these trends and although we remain mindful of the potential impact of global macroeconomic uncertainties on the semiconductor industry and our business, we believe the investments we have made and the progress we have achieved position us well for continued success.

I would like to thank our stockholders, customers, suppliers and employees for your continued support and confidence in our company. We believe that Cabot Microelectronics is well positioned as a leading supplier of CMP consumables to the semiconductor industry for continued success as we leverage our global capabilities to consistently deliver high-quality, reliable and innovative solutions to our customers around the world.

Sincerely,

WILLIAM P. NOGLOWS


Cabot
Microelectronics

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

COMMISSION FILE NUMBER 000-30205

CABOT MICROELECTRONICS CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**36-4324765**
(State of Incorporation)	(I.R.S. Employer Identification No.)
870 NORTH COMMONS DRIVE **AURORA, ILLINOIS** (Address of principal executive offices)	**60504** (Zip Code)

Registrant's telephone number, including area code: **(630) 375-6631**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held beneficially or of record by stockholders who are not affiliates of the registrant, based upon the closing price of the Common Stock on March 31, 2012, as reported by the NASDAQ Global Select Market, was approximately $892,790,000. For the purposes hereof, "affiliates" include all executive officers and directors of the registrant.

As of October 31, 2012, the Company had 23,193,584 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on March 5, 2013, are incorporated by reference in Part III of this Form 10-K to the extent stated herein.

This Form 10-K includes statements that constitute "forward-looking statements" within the meaning of federal securities regulations. For more detail regarding "forward-looking statements" see Item 7 of Part II of this Form 10-K.

CABOT MICROELECTRONICS CORPORATION

FORM 10-K

For the Fiscal Year Ended September 30, 2012

PART I

Item 1. Business

Our Company

Cabot Microelectronics Corporation ("Cabot Microelectronics", "the Company", "us", "we", or "our"), which was incorporated in the state of Delaware in 1999, is the leading supplier of high-performance polishing slurries and a growing CMP pad supplier used in the manufacture of advanced integrated circuit (IC) devices within the semiconductor industry, in a process called chemical mechanical planarization (CMP). CMP is a polishing process used by IC device manufacturers to planarize or flatten many of the multiple layers of material that are deposited upon silicon wafers in the production of advanced ICs. Our products play a critical role in the production of advanced IC devices, thereby enabling our customers to produce smaller, faster and more complex IC devices with fewer defects.

We currently operate predominantly in one industry segment—the development, manufacture and sale of CMP consumables products. We develop, produce and sell CMP slurries for polishing many of the conducting and insulating materials used in IC devices, and also for polishing the disk substrates and magnetic heads used in hard disk drives. We also develop, manufacture and sell CMP polishing pads, which are used in conjunction with slurries in the CMP process. We also pursue other demanding surface modification applications through our Engineered Surface Finishes (ESF) business where we believe we can leverage our expertise in CMP consumables for the semiconductor industry to develop products for demanding polishing applications in other industries.

CMP Process Within IC Device Manufacturing

IC devices, or "chips", are components in a wide range of electronic systems for computing, communications, manufacturing and transportation. Individual consumers most frequently encounter IC devices as microprocessors in their desktop or laptop computers and as memory chips in computers, MP3 players, gaming devices, cell phones and digital cameras, and in mobile Internet devices such as smart phones and tablets. The multi-step manufacturing process for IC devices typically begins with a circular wafer of pure silicon, with the first manufacturing step referred to as a "wafer start". A large number of identical IC devices, or dies, are manufactured on each wafer at the same time. The initial steps in the manufacturing process build transistors and other electronic components on the silicon wafer. These are isolated from each other using a layer of insulating material, most often silicon dioxide, to prevent electrical signals from bridging from one transistor to another. These components are then wired together using conducting materials such as aluminum or copper in a particular sequence to produce a functional IC device with specific characteristics. When the conducting wiring on one layer of the IC device is completed, another layer of insulating material is added. The process of alternating insulating and conducting layers is repeated until the desired wiring within the IC device is achieved. At the end of the process, the wafer is cut into the individual dies, which are then packaged to form individual chips.

Demand for CMP consumable products, including slurries and pads, used in the production of IC devices is primarily based on the number of wafer starts by semiconductor manufacturers and the type and complexity of the IC devices they produce. To enhance the performance of IC devices, IC device manufacturers have progressively increased the number and density of electronic components and wiring layers in each IC device. This is typically done in conjunction with shrinking the key dimensions on an IC device from one technology generation, or "node", to another. As a result, the number of transistors, wires and the number of discrete wiring layers have increased, increasing the complexity of the IC device and the related demand for CMP consumable products. As semiconductor technology has advanced and performance requirements of IC devices have increased, the percentage of IC devices that utilize CMP in the manufacturing process has increased steadily over time. We believe that CMP is used in the majority of all IC devices made today, and we expect that the use of CMP will continue to increase in the future.

In the CMP polishing process, CMP consumables are used to remove excess material that is deposited during the IC manufacturing process, and to level and smooth the surfaces of the layers of IC devices, via a combination of chemical reactions and mechanical abrasion, leaving minimal residue and defects on the surface, and leaving only the material necessary for circuit integrity. CMP slurries are liquid solutions generally composed of high-purity deionized water and a proprietary mix of chemical additives and engineered abrasives that chemically and mechanically interact at an atomic level with the surface material of the IC device. CMP pads are engineered polymeric materials designed to distribute and transport the slurry to the surface of the wafer and distribute it evenly across the wafer. Grooves are cut into the surface of the pad to facilitate distribution of the slurry. The CMP process is performed on a CMP polishing tool. During the CMP process, the wafer is held on a rotating carrier, which is pressed down against a CMP pad. The CMP pad is attached to a rotating polishing table that spins in a circular motion in the opposite direction from the rotating wafer carrier. A CMP slurry is continuously applied to the polishing pad to facilitate and enhance the polishing process. Hard disk drive and silicon wafer manufacturers use similar processes to smooth the surface of substrate disks before depositing magnetic media onto the disk.

An effective CMP process is achieved through technical optimization of the CMP consumables in conjunction with an appropriately designed CMP process. Prior to introducing new or different CMP slurries or pads into its manufacturing process, an IC device manufacturer generally requires the product to be qualified in its processes through an extensive series of tests and evaluations. These qualifications are intended to ensure that the CMP consumable product will function properly within the customers' overall manufacturing process. These tests and evaluations may require minor changes to the CMP process or the CMP slurry or pad. While this qualification process varies depending on numerous factors, it is generally quite costly and may take six months or longer to complete. IC device manufacturers usually take into account the cost, time required and impact on production when they consider implementing or switching to a new CMP slurry or pad.

CMP enables IC device manufacturers to produce smaller, faster and more complex IC devices with a greater density of transistors and other electronic components than is possible without CMP. By enabling IC device manufacturers to make smaller IC devices, CMP also allows them to increase the number of IC devices that fit on a wafer. This increase in the number of IC devices per wafer in turn increases the throughput, or the number of IC devices that can be manufactured in a given time period, and thereby reduces the cost per device. CMP also helps reduce the number of defective or substandard IC devices produced, which increases the device yield. Improvements in throughput and yield reduce an IC device manufacturer's unit production costs, and reducing costs is one of the highest priorities of a semiconductor manufacturer as the return on its significant investment in manufacturing capacity can be enhanced by lower unit costs. More broadly, sustained growth in the semiconductor industry traditionally has been fueled by enhanced performance and lower unit costs, making IC devices more affordable in an expanding range of applications.

Precision Polishing

Through our ESF business, we are applying our technical expertise in CMP consumables and polishing techniques developed for the semiconductor industry to demanding applications in other industries where shaping, enabling and enhancing the performance of surfaces is critical to success, such as for precision optics and electronic substrates, including silicon and silicon-carbide wafers. We have begun selling our CMP consumable products to major silicon wafer manufacturers and we anticipate future growth in this market.

Many of the production processes currently used in precision machining and polishing have been based on traditional, labor-intensive techniques, which are being replaced by computer-controlled, deterministic processes. Our wholly-owned subsidiary, QED Technologies International, Inc. (QED), is a leading provider of deterministic finishing technology for the precision optics industry. We believe precision optics are pervasive, serving several existing large markets such as semiconductor equipment, aerospace, defense, security, biomedical and consumer imaging.

Our Products

CMP Consumables for IC Devices

We develop, produce and sell CMP slurries for polishing a wide range of materials that conduct electrical signals, including tungsten, copper, tantalum (commonly referred to as "barrier" which is used in copper wiring applications) and aluminum. Slurries for polishing tungsten are used heavily in the production of advanced memory and logic devices for a multitude of end applications such as computers and servers, MP3 players, gaming devices, cell phones and digital cameras, and in mobile Internet devices such as smart phones and tablets, as well as in mature logic applications such as those used in automobiles and communication devices. Our most advanced slurries for tungsten polishing are designed to be customized to provide customers greater flexibility, improved performance and a reduced cost of ownership. Slurries for polishing copper and barrier materials are used in the production of advanced IC logic devices such as microprocessors for computers, and devices for graphic systems, gaming systems and communication devices, as well as in the production of advanced memory devices. These products include different slurries for polishing the copper film and the thin barrier layer used to separate copper from the adjacent insulating material. Slurries for polishing aluminum are relatively new in the CMP consumables market and are used in the most advanced transistor gate structures currently in production. We offer multiple products for each technology node to enable different integration schemes depending on specific customer needs.

We also develop, manufacture and sell slurry products used to polish the dielectric insulating materials that separate conductive layers within logic and memory IC devices. Our core slurry products for these materials are primarily used for high volume applications called Interlayer Dielectric or ILD, and are used in the production of both older logic devices as well as in mature and advanced memory devices. Our advanced dielectrics products are designed to meet the more stringent and complex performance requirements of lower-volume, more specialized dielectric polishing applications, such as pre-metal dielectric (PMD) and shallow trench isolation (STI), at advanced technology nodes.

We develop, produce and sell CMP polishing pads, which are consumable materials that work in conjunction with CMP slurries in the CMP polishing process. We believe that CMP polishing pads represent a natural adjacency to our CMP slurry business, since the technologies are closely related and utilize the same technical, sales and support infrastructure. We believe our unique pad material and our continuous pad manufacturing process enable us to produce a pad with a longer pad life, greater consistency from pad to pad, and enhanced performance, resulting in lower cost of ownership for our customers. We are producing and selling pads that can be used on a variety of polishing tools, over a range of applications including tungsten, copper and dielectrics, over a range of technology nodes, and on both 200mm and 300mm wafers. Our pad product offerings include our EPIC D100 series of pads and our next generation D200 series.

CMP Consumables for the Data Storage Industry

We develop and produce CMP slurries for polishing certain materials that are used in the production of rigid disks and magnetic heads used in hard disk drives for computer and other data storage applications, which represent an extension of our core CMP slurry technology and manufacturing capabilities established for the semiconductor industry. We believe CMP significantly improves the surface finish of these rigid disk coatings, resulting in greater storage capacity of the hard disk drive systems, and also improves the production efficiency of manufacturers of hard disk drives by helping increase their throughput and yield. We believe that opportunities for growth may exist within the data storage industry as cloud computing activity grows and the need for data centers utilizing hard disk drive storage increases.

Precision Optics Products

Through our QED subsidiary, we design and produce precision polishing and metrology systems for advanced optic applications that allow customers to attain near-perfect shape and surface finish on a range of optical components such as mirrors, lenses and prisms. Historically, advanced optics have been produced using labor-intensive artisanal processes, and variability has been common. QED has automated the polishing process for advanced optics to enable rapid, deterministic and repeatable surface correction to the most demanding levels of precision in dramatically less time than with traditional means. QED's polishing systems use Magneto-Rheological Finishing (MRF), a proprietary surface figuring and finishing technology, which employs magnetic fluids and sophisticated computer technology to polish a variety of shapes and materials. QED's metrology systems use proprietary Subaperture Stitching Interferometry (SSI) technology that captures precise metrology data for large and/or strongly curved optical parts and proprietary Aspheric Stitching Interferometry (ASI) technology, which is designed to measure increasingly complex shapes, including non-spherical surfaces, or aspheres. QED's products also include MRF polishing fluids and MRF polishing components, as well as optical polishing services and polishing support services.

Strategy

We collaborate closely with our customers to develop and manufacture products that offer innovative and reliable solutions to our customers' challenges and we strive to consistently and reliably deliver and support these products around the world through what we believe is a robust global infrastructure and supply chain. We continue to focus on the execution of our primary strategy of strengthening and growing our core CMP consumables business within the semiconductor and hard disk drive industries. We are also leveraging our expertise in CMP process and slurry formulation to expand our ESF business in the optics and electronic substrates markets.

Strengthening and Growing Our Core CMP Consumables Business

We intend to grow our core CMP consumables business by leveraging the capabilities and global infrastructure we have developed as the leader in the CMP slurry industry. We dedicate significant time and resources to new product innovation, and we work closely with our customers to deliver reliable solutions on a global scale that are designed to provide superior quality and lower overall cost of ownership. We believe our strong financial position allows us to fund growth opportunities in our core CMP consumables business through internally developed technologies as well as through potential acquisitions of technologies and businesses.

Developing Innovative Solutions: We believe that technology and innovation are vital to success in our CMP consumables business and we devote significant resources to research and development. We need to stay ahead of the rapid technological advances in the electronics industry in order to deliver a broad line of CMP consumables products that meet or exceed our customers' evolving needs. We have established research and development facilities in the United States, Japan, Taiwan, Singapore, and most recently in South Korea, in order to meet our customers' technology needs on a global basis.

In fiscal 2012, we launched a number of new products within our existing slurry and polishing pad businesses and we expanded sales of some of our newer product offerings crossing multiple applications over a range of technology nodes. Several of our achievements are discussed below:

- We secured a number of business wins with both first and second generation pad product platforms. Revenue generated by our polishing pad business in fiscal 2012 increased 8.6% from revenue generated in fiscal 2011.
- In South Korea, we qualified new advanced dielectrics products from our new research, development and manufacturing facility that we opened in late fiscal 2011. We have placed strategic emphasis on increasing business in Korea as it represents the second largest CMP consumables market in the world, and we successfully increased our fiscal 2012 revenue generated in South Korea by 22% from fiscal 2011.
- Within our copper slurry business, we began delivering new copper slurry products in a concentrated form, designed to be diluted by our customers. This reduces transportation costs and assists our customers in lowering their overall cost of ownership.
- We secured new business for tungsten slurries for a number of advanced applications.
- We also experienced growth in our aluminum slurry products, which are used in advanced High-K metal gate device integration.

Close Collaboration With Our Customers: We believe that building close relationships with our customers is key to achieving long-term success in our business. We collaborate with our customers on joint projects to identify and develop new and improved CMP solutions, to integrate our products into their manufacturing processes, and to assist them with supply, warehousing and inventory management. Our customers demand a highly reliable supply source, and we believe we have a competitive advantage because of our ability to timely deliver high-quality products and service from the early stages of product development through the high-volume commercial use of our products. We strategically locate our research facilities and clean rooms, manufacturing operations and the related technical and customer support teams to be responsive to our customers' needs. We believe our extensive research and development facilities, in close proximity to our customers, provide a competitive advantage.

In fiscal 2011, we expanded our facilities at several locations in the Asia Pacific region to further enhance our customer relationships. We completed construction of a new 56,000 square foot research, development and manufacturing facility in Oseong, South Korea. We believe this facility has enhanced our ability to support our customers as South Korea is home to two of the largest manufacturers of memory devices in the world. We also expanded manufacturing capacity in Japan and Singapore to support continued growth in customer demand and to respond more quickly to our customers' needs in the Asia Pacific region.

Robust Global Supply Chain: We believe that product and supply chain quality is critical to success in our business. Our customers demand continuous improvement in the performance of our products in terms of product quality and consistency. We strive to reduce variation in our products and processes in order to increase quality, productivity and efficiency, and improve the uniformity and consistency of performance of our CMP consumable products. Our global manufacturing sites are managed to ensure we have the people, training and systems needed to support the stringent industry demands for product quality. To support our quality initiative, we practice the concepts of Six Sigma across our Company. Six Sigma is a systematic, data-driven approach and methodology for improving quality by reducing variability. We believe our Six Sigma initiatives have contributed to significant, sustained improvement in productivity in our operations. We also believe the key supplier awards we received in fiscal 2012 from customers such as Intel and Semiconductor Manufacturing International Corporation are evidence of our success in providing our customers with high-quality solutions.

We also believe that the depth and breadth of our global supply chain are critical to our success and the success of our customers. We believe this differentiates us from our competitors. We now have five slurry manufacturing plants worldwide and a global network of suppliers, which we believe position us well to mitigate supply interruptions when unexpected events occur.

The major earthquake and resulting tsunami in Japan in March 2011 and the severe flooding in Thailand in late 2011 were prime examples of such unexpected events, in which our global supply chain capabilities enabled us to proactively address the needs of our customers and suppliers to assist them during those difficult times. We believe that our ability to address our customers' concerns with openness and speed reflects the strength of our customer relationships and their trust in us as a global supplier and business partner.

Leveraging Our Expertise into New Markets—Engineered Surface Finishes Business

In addition to strengthening and growing our core CMP business, we continue to pursue development of our ESF business. We believe we can leverage our expertise in CMP consumables for the semiconductor industry to develop products for demanding polishing applications in other industries that are synergistic to our CMP consumables business. Our primary focus, in this regard, is on opportunities in precision optics and electronic substrates.

Our QED subsidiary continues to be the technology leader in deterministic finishing for the precision optics industry. QED's polishing and metrology technology enables customers to replace manual processes with automated solutions that provide more precise and repeatable results. Another focus of our ESF business is the polishing of electronic substrates, including silicon and silicon-carbide wafers. A key step in the production of these wafers is CMP, which is utilized to ensure that wafers meet the stringent specifications required by IC manufacturers.

Industry Trends

Semiconductor Industry

We believe the semiconductor industry continues to demonstrate several clear trends: the semiconductor business is defined by cyclical growth; there is constant pressure to reduce costs while advancing technology; and, the customer base continues to consolidate.

The cyclical nature of the semiconductor industry is closely tied to the global economy as well as to supply and demand within the industry. Following approximately two years of significant growth in the semiconductor industry, we began to see some softening of demand within the industry during the second half of fiscal 2011 which we attributed to general uncertainty in the global economy and a modest correction of IC device inventory. This softness in demand continued through the first half of our fiscal 2012. We saw strengthening in demand during the second half of fiscal 2012, which was led by growth in Korea as well as higher capacity utilization at certain foundries, where companies can outsource some or all of their manufacturing to reduce their fixed costs. Late in our fourth fiscal quarter of 2012, we saw some softening of demand, which appears to be due to decreased demand for DRAM memory, possibly due to softer demand for personal computers (PCs). We believe that semiconductor industry demand will grow over the long term based on increased usage of certain types of IC devices in existing applications, as well as an expanding range of new uses of these types of devices. This trend of increased usage of IC devices is most evident in the area of mobile connectivity, including mobile devices such as smart phones and tablets. However, there continues to be uncertainty regarding macroeconomic factors and the outlook for the global economy. Therefore, we believe the near-term outlook for the semiconductor industry is also uncertain. We believe that our Company is well positioned to operate successfully over a range of demand environments as we have successfully navigated our business through industry and macroeconomic cycles in the past.

As the demand for more advanced and lower cost electronic devices grows, there is continued pressure on IC device manufacturers to reduce their costs. Many manufacturers reduce costs by pursuing ever-increasing scale in their operations. Manufacturers also try to reduce costs by migrating to smaller technology nodes, particularly in the production of memory devices. In addition, manufacturers seek ways to increase their production yield while reducing their production costs regardless of the number of units they produce. They look for CMP consumables products with quality and performance attributes that can reduce their overall cost of ownership, pursue ways to use lesser amounts of CMP materials, and also aggressively pursue price reductions for these materials. The pressure on IC device manufacturers to reduce costs has led a number of them to increase their use of foundries, which also leads to increasing scale and lower costs for these foundries.

The larger semiconductor manufacturers are generally growing faster than the smaller ones, and we have seen a decline in the number of companies that manufacture semiconductor devices both through mergers and acquisitions as well as through alliances among different companies. The costs to achieve the required scale in manufacturing within the semiconductor industry are increasing, along with the related costs of research and development, and the larger manufacturers generally have greater access to the resources necessary to manage their businesses. Over time, smaller manufacturers may not be able to compete with the larger manufacturers on a global basis. Additionally, several of our customers have formed consortia and research and development alliances to better manage the high cost of their development activities, thus reducing the number of design centers we serve.

CMP Consumables Industry

Demand for CMP consumables is primarily driven by wafer starts, so the CMP consumables industry reflects the cyclicality of the semiconductor industry as well as changes in global economic conditions. Our revenue and net income for fiscal years 2011 and 2012 clearly demonstrated these effects as we saw softening of demand for our products beginning in the second half of fiscal 2011, and this softness continued through the first half of fiscal 2012. We saw significant growth in our revenue and net income during the second half of fiscal 2012 compared to the revenue and net income earned in the first half of fiscal 2012. However, macroeconomic uncertainty continues to cloud the near-term outlook for the semiconductor industry. Over the long term, we anticipate the worldwide market for CMP consumables used by IC device manufacturers will grow as a result of expected long-term growth in wafer starts, an increase in the number of CMP polishing steps required to produce these devices and the introduction of new materials in the manufacture of semiconductor devices that will require CMP.

We expect the anticipated long-term growth in demand will be somewhat mitigated by continued efficiency improvements in CMP consumable usage as customers seek to reduce their costs. Semiconductor manufacturers look for ways to lower the cost of CMP consumables in their production operations, including improvements in technology, diluting slurry or using concentrated slurry products or reducing the slurry flow rate during production to reduce the total amount of slurry used, and extending the polishing time before replacing pads. In addition, we expect to monitor demand trends for PCs, and any related impact on the DRAM memory segment of the semiconductor industry to determine any expected effect on the usage of CMP consumables.

As semiconductor technology continues to advance, we believe that CMP technical solutions are becoming more complex, and leading-edge technologies generally require greater customization by customer, tool set and process integration approach. Leading-edge device designs are introducing more materials and processes into next generation chips, and these new materials and processes must be considered in developing CMP solutions. As a result, we generally see customers selecting suppliers earlier in their development processes and maintaining preferred supplier relationships through production. Therefore, we believe that close collaboration with our customers offers the best opportunity for optimal CMP solutions. We also believe that research and development programs continue to be vital to our success as we develop and commercialize innovative, high-performing and more cost-effective CMP solutions.

Competition

We compete in the CMP consumables industry, which is characterized by rapid advances in technology and demanding product quality and consistency requirements. We face competition from other CMP consumables suppliers, and we also may face competition in the future from significant changes in technology or emerging technologies. However, we believe we are well positioned to continue our leadership in CMP slurries, and to continue to grow our CMP pad business. We believe we have the experience, scale, capabilities and infrastructure that are required for success, and we work closely with the largest customers in the semiconductor industry to meet their growing expectations as a trusted business partner.

Our CMP slurry competitors range from small companies that compete with a single product and/or in a single geographic region to divisions of global companies with multiple lines of CMP products for IC manufacturers. However, we believe we have more CMP slurry business than any other provider. In our view, we are the only CMP slurry supplier today that serves a broad range of customers by offering and supporting a full line of CMP slurry solutions for all major applications, and that has a proven track record of supplying these products globally in high volumes with the attendant required high level of technical support services.

With respect to CMP polishing pads, a division of Dow Chemical has held the leading global position for many years. We believe we are the second largest supplier of polishing pads in the world. A number of other companies are attempting to enter this area of the CMP consumables business, providing potentially viable product alternatives. We believe our pad materials and our continuous pad manufacturing process have enabled us to produce a pad that provides our customers with a longer pad life, lower defectivity and greater consistency than traditional offerings, thus reducing their total pad cost. We believe this has fueled growth in sales of our pad products in recent years.

Our QED subsidiary operates in the precision optics industry. There are few direct competitors of QED because its technology is still relatively new and unique. We believe QED's technology provides a competitive advantage to customers in the precision optics industry, which still relies heavily on traditional artisanal methods of fabrication.

Customers, Sales and Marketing

Within the semiconductor industry, our customers are primarily producers of logic IC devices or memory IC devices, or they provide IC foundry service. Logic customers often outsource some or all of the production of their devices to foundries, which provide contract manufacturing services, in order to avoid the high cost of process development, construction and operation of a fab, or to provide additional capacity when needed. In fiscal 2012, excluding revenue to data storage and ESF customers, approximately 50% of our revenue was from foundry customers, 30% of our revenue was from memory customers and 20% of our revenue was from logic customers.

Based upon our own observations and customer survey results, we believe the following factors are the primary influences of our customers' CMP consumables buying decisions: overall cost of ownership, which represents the cost to purchase, use and maintain a product; product quality and consistency; product performance and its impact on a customer's overall yield; engineering support; and delivery/supply assurance. We believe that greater customer sophistication in the CMP process, more demanding integration schemes, additional and unique polishing materials and cost pressures will add further demands on CMP consumables suppliers like us. When these factors are combined with our customers' desires to gain purchasing leverage and lower their cost of ownership, we believe that only the most reliable, innovative, cost effective, service-driven CMP consumables suppliers will thrive.

We use a highly collaborative approach to build close relationships with our customers in a variety of areas, and we have customer-focused teams located in each major geographic region. Our sales process begins long before the actual sale of our products and occurs on a number of levels. Due to the long lead times from research and development to product commercialization and sales, we have research teams that collaborate with customers on emerging applications years before the products are required by the market. We also have development teams that interact closely with our customers, using our research and development facilities and capabilities to design CMP products tailored to their precise needs. Next, our applications engineers work with customers to integrate our products into their manufacturing processes. Finally, as part of our sales process, our logistics and sales personnel provide supply, warehousing and inventory management for our customers.

We market our products primarily through direct sales to our customers, although we use distributors in select areas. We believe this strategy provides us an additional means to collaborate with our customers.

Our QED subsidiary supports customers in the semiconductor equipment, aerospace, defense, security, research, biomedical and consumer imaging markets. QED counts among its worldwide customers leading precision optics manufacturers, major semiconductor original equipment manufacturers, research institutions, and the United States government and its contractors.

In fiscal 2012, our five largest customers accounted for approximately 48% of our revenue, with TSMC and Samsung accounting for approximately 18% and 13% of our revenue, respectively. For additional information on concentration of customers, refer to Note 2 of "Notes to the Consolidated Financial Statements" included in Item 8 of Part II of this Form 10-K.

Research, Development and Technical Support

We believe that technology is vital to success in our CMP and ESF businesses, and we plan to continue to devote significant resources to research, development and technical support (R&D), and balance our efforts between the shorter-term market needs and the longer-term investments required of us as a technology leader. We develop and formulate new and enhanced CMP solutions tailored to our customers' requirements. We work closely with our customers at their facilities to identify their specific technology and manufacturing challenges and to translate these challenges into viable CMP process solutions.

Our technology efforts are currently focused on five main areas that span the early conceptual stage of product development involving new materials, processes and designs several years in advance of commercialization, to continuous improvement of already commercialized products in daily use in our customers' manufacturing facilities. These five areas are:

- Research related to fundamental CMP technology;
- Development and formulation of new and enhanced CMP consumables products, including collaboration on joint development projects with our customers;
- Process development to support rapid and effective commercialization of new products;
- Technical support of our CMP products in our customers' development and manufacturing facilities; and,
- Evaluation and development of new polishing and metrology applications outside of the semiconductor industry.

Our research in CMP slurries and pads addresses a breadth of complex and interrelated performance criteria that relate to the functional performance of the chip, our customers' manufacturing yields, and their overall cost of ownership. We design slurries and pads that are capable of polishing one or more materials of differing hardness, sometimes at the same time, that make up the semiconductor circuitry. Additionally, our products must achieve the desired surface conditions at high polishing rates, high processing yields and low consumables costs in order to provide acceptable system economics for our customers. As dimensions become smaller and as materials and designs increase in complexity, these challenges require significant investments in R&D.

We also commit internal R&D resources to our ESF business. We believe that application areas we are currently developing, such as precision optics and electronic substrates, represent natural adjacencies to our core CMP business and technology. Products under development include products used to polish silicon and silicon-carbide wafers to improve the surface quality of these wafers and reduce the customers' total cost of ownership.

We believe that a competitive advantage can be gained through technology, and that our investments in R&D provide us with polishing and metrology capabilities that support the most advanced and challenging customer technology requirements on a global basis. In fiscal 2012, 2011 and 2010, we incurred approximately $58.6 million, $58.0 million and $51.8 million, respectively, in R&D expenses. We believe our Six Sigma initiatives in our R&D efforts allow us to conduct more research at a lower cost. Investments in property, plant and equipment to support our R&D efforts are capitalized and depreciated over their useful lives.

Our global R&D team includes experts from the semiconductor industry and scientists from key disciplines required for the development of high-performance CMP consumable products. We operate an R&D facility in Aurora, Illinois, that features a Class 1 clean room and advanced equipment for product development, including 300mm polishing and metrology capabilities; a technology center in Japan, which includes a Class 1 clean room with 300mm polishing, metrology and slurry development capabilities; an R&D facility in Taiwan within our Epoch subsidiary that includes a clean room with 200mm polishing capability; a new R&D facility in South Korea, that was opened in August 2011, that provides slurry formulation capability; an R&D laboratory in Singapore that provides polishing, metrology and slurry development capabilities for the data storage industry; and a research facility in Rochester, New York to support our QED business. All of these facilities underscore our commitment both to continuing to invest in our technology infrastructure to maintain our technology leadership, and to becoming even more responsive to the needs of our customers.

Raw Materials Supply

Metal oxides, such as silica and alumina, are significant raw materials we use in many of our CMP slurries. In the interest of supply assurance, our strategy is to secure multiple sources of raw materials and qualify and monitor those sources as necessary to ensure our supply of raw materials remains uninterrupted. Also, we have entered into multi-year supply agreements with a number of suppliers for the purchase of raw materials in the interest of supply assurance and to control costs. For additional information regarding these agreements, refer to "Tabular Disclosure of Contractual Obligations", included in "Management's Discussion and Analysis of Financial Condition and Results of Operations", in Item 7 of Part II of this Form 10-K.

Intellectual Property

Our intellectual property is important to our success and ability to compete. As of October 31, 2012, we had 964 active worldwide patents, of which 226 are U.S. patents, and 581 pending worldwide patent applications, of which 69 are in the U.S. Many of these patents are important to our continued development of new and innovative products for CMP and related processes, as well as for new businesses. Our patents have a range of duration and we do not expect to lose any material patent through expiration within the next four years. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as employee and third party nondisclosure and assignment agreements. We vigorously and proactively pursue parties that attempt to compromise our investments in research and development by infringing our intellectual property. For example, in 2011, we concluded litigation in the United States against a competitor in which the validity of certain of our CMP slurry patents for tungsten CMP was upheld, although the specific competitive products at issue were found to not infringe the claims at issue. With respect to the same patents, we have been successful before the United States International Trade Commission in prohibiting the importation and sale within the United States of infringing products by another competitor.

Most of our intellectual property has been developed internally, but we also may acquire intellectual property from others to enhance our intellectual property portfolio. These enhancements may be via licenses or assignments or we may acquire certain proprietary technology and intellectual property when we make acquisitions. We believe these technology rights continue to enhance our competitive advantage by providing us with future product development opportunities and expanding our already substantial intellectual property portfolio.

Environmental Matters

Our facilities are subject to various environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes, and occupational safety and health. We believe that our facilities are in substantial compliance with applicable environmental laws and regulations. By utilizing Six Sigma in our environmental management system process, we believe we have improved operating efficiencies while preserving the environment. Our operations in the United States, Japan, Singapore, Europe and Taiwan are ISO 14001 certified, which requires that we implement and operate according to various procedures that demonstrate our dedication to waste reduction, energy conservation and other environmental concerns. We are committed to maintaining these certifications and are actively pursuing ISO 18001 Safety and Health certification for our existing operations. We will also seek to obtain additional certifications, as applicable, in the areas in which we do business. We have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with these laws and regulations in both the United States and other countries. However, we currently do not anticipate that the future costs of environmental compliance will have a material adverse effect on our business, financial condition or results of operations.

Employees

We believe we have a world-class team of employees who make the Company successful. As of October 31, 2012, we employed 1,042 individuals, including 555 in operations, 261 in research and development and technical, 102 in sales and marketing and 124 in administration. In general, none of our employees are covered by collective bargaining agreements. We have not experienced any work stoppages and in general consider our relations with our employees to be good.

Financial Information About Geographic Areas

We sell our products worldwide. Our geographic coverage allows us to utilize our business and technical expertise from a worldwide workforce, provides stability to our operations and revenue streams to offset geography-specific economic trends, and offers us an opportunity to take advantage of new markets for products.

For more financial information about geographic areas, see Note 18 of "Notes to the Consolidated Financial Statements" included in Item 8 of Part II of this Form 10-K.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, definitive proxy statements on Form 14A, current reports on Form 8-K, and any amendments to those reports are made available free of charge on our Company website, www.cabotcmp.com, as soon as reasonably practicable after such reports are filed with the Securities and Exchange Commission (SEC). Statements of changes in beneficial ownership of our securities on Form 4 by our executive officers and directors are made available on our Company website by the end of the business day following the submission to the SEC of such filings. In addition, the SEC's website (http://www.sec.gov) contains reports, proxy statements, and other information that we file electronically with the SEC.

Item 1A. Risk Factors

Other than the incurrence of $175.0 million of long-term debt as described below and elsewhere in this Annual Report on Form 10-K, we do not believe there have been any material changes in our risk factors since the filing of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011. However, we may update our risk factors in our SEC filings from time to time for clarification purposes or to include additional information, at management's discretion, even when there have been no material changes.

Risks Relating to Our Business

Demand for Our Products Fluctuates and Our Business May Be Adversely Affected by Worldwide Economic and Industry Conditions

Our business is affected by economic and industry conditions and our revenue is primarily dependent upon semiconductor demand. Semiconductor demand, in turn, is impacted by semiconductor industry cycles, and these cycles can dramatically affect our business. These cycles may be characterized by rapid increases or decreases in product demand, excess or low customer inventories, and rapid changes in prices of IC devices. For example, following approximately two quarters of soft demand in the semiconductor industry during the first half of our fiscal 2012 that followed approximately two years of growth, we again saw industry demand strengthen somewhat during the second half of our fiscal 2012. By the very end of fiscal 2012, however, we began to see what appears to be some softening of demand. In addition, our business has experienced historical seasonal trends as we saw our revenue decrease in the second quarter of fiscal 2012 from the revenue recorded in the first quarter of 2012. Furthermore, competitive dynamics within the semiconductor industry may impact our business. Our limited visibility to future customer orders makes it difficult for us to predict industry trends. If the global economy experiences further weakness and/or the semiconductor industry weakens, whether in general or as a result of specific factors, such as current macroeconomic factors, or unpredictable natural disasters such as the March 2011 natural disasters in Japan, or the November 2011 flooding in Thailand, that have affected the semiconductor, data storage and information technology industries over approximately the last year, we could experience material adverse impacts on our results of operations and financial condition.

Adverse global economic and industry conditions may have other negative effects on our Company. For instance, we may experience negative impacts on cash flows due to the inability of our customers to pay their obligations to us, as evidenced by the $3.7 million bad debt expense we recorded in March 2012, related to a customer bankruptcy filing in Japan in the second quarter of fiscal 2012, or our production process may be harmed if our suppliers cannot fulfill their obligations to us. We may also have to reduce the carrying value of goodwill and other intangible assets, which could harm our financial position and results of operations.

Some additional factors that affect demand for our products include: the types of products that our customers may produce, such as logic devices versus memory devices; the various technology nodes at which those products are manufactured; customers' specific manufacturing process integration schemes; the short order to delivery time for our products; quarter-to-quarter changes in customer order patterns; market share gains and losses; and pricing changes by us and our competitors.

We Have a Narrow Product Range and Our Products May Become Obsolete, or Technological Changes May Reduce or Limit Increases in the Consumption of CMP Slurries and Pads

Our business is substantially dependent on a single class of products, CMP slurries, which account for the majority of our revenue. Our business in CMP pads is also developing. Our business would suffer if these products became obsolete or if consumption of these products decreased. Our success depends on our ability to keep pace with technological changes and advances in the semiconductor industry and to adapt, improve and customize our products for advanced IC applications in response to evolving customer needs and industry trends. Since its inception, the semiconductor industry has experienced rapid technological changes and advances in the design, manufacture, performance and application of IC devices, and our customers continually pursue lower cost of ownership and higher performance of materials consumed in their manufacturing processes, including CMP slurries and pads, as a means to reduce the costs and increase the yield in their manufacturing facilities. We expect these technological changes and advances, and this drive toward lower costs and higher yields, will continue in the future. Potential technology developments in the semiconductor industry, as well as our customers' efforts to reduce consumption of CMP consumables and to possibly reuse or recycle these products, could render our products less important to the IC device manufacturing process.

A Significant Amount of Our Business Comes from a Limited Number of Large Customers and Our Revenue and Profits Could Decrease Significantly if We Lost One or More of These Customers

Our CMP consumables customer base is concentrated among a limited number of large customers. The larger semiconductor manufacturers are generally growing at a faster rate than the smaller ones, and we have seen the number of semiconductor manufacturers decline both through mergers and acquisitions as well as through strategic alliances. Industry analysts predict that this trend will continue, which means the semiconductor industry will be comprised of fewer and larger participants if their prediction is correct. One or more of these principal customers could stop buying CMP consumables from us or could substantially reduce the quantity of CMP consumables purchased from us. Our principal customers also hold considerable purchasing power, which can impact the pricing and terms of sale of our products. Any deferral or significant reduction in CMP consumables sold to these principal customers, or a significant number of smaller customers, could seriously harm our business, financial condition and results of operations.

In fiscal 2012, our five largest customers accounted for approximately 48% of our revenue, with Taiwan Semiconductor Manufacturing Company (TSMC) and Samsung accounting for approximately 18% and 13%, respectively, of our revenue. In fiscal year 2011, our five largest customers accounted for approximately 47% of our revenue, with TSMC and Samsung accounting for approximately 17% and 10%, respectively.

We Decreased Our Cash Balance Significantly and Incurred a Substantial Amount of Indebtedness in Conjunction With Our Leveraged Recapitalization With a Special Cash Dividend, Which May Adversely Affect Our Cash Flow and Our Ability to Expand Our Business, and We May Be Unable to Comply With Debt Covenants or Secure Additional Financing, if Necessary or Desired, on Terms Acceptable to Our Company

As we discussed in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, which was filed with the Securities and Exchange Commission on

May 9, 2012, our Board of Directors determined to pursue a new capital management initiative for our Company, which included an increase in the available authorization under our existing share repurchase program and a leveraged recapitalization with a special cash dividend of approximately $347.1 million in aggregate, which we paid in March 2012 by using approximately $172.1 million from our existing cash balance and $175.0 million from a new five-year term loan that is part of the credit facility we finalized in February 2012.

The accompanying reduction in our cash balance may reduce our flexibility to operate our business as we have in the past, including limiting our ability to invest in organic growth of our Company, pursue acquisitions, and repurchase our stock. In addition, the new indebtedness may adversely affect our future cash flow and our ability to pursue our core strategies of strengthening and growing our business, because the incurrence of debt will require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash flows to fund working capital, capital expenditures, share repurchases, merger and acquisition activities, and other general corporate purposes. The credit facility contains restrictive covenants that impose operating and financial restrictions, including restrictions on our ability to engage in activities and initiatives that we otherwise might decide to pursue. These covenants include, among other things, restrictions on our ability to incur additional debt, engage in certain transactions, and pay additional dividends or make other distributions to our stockholders. The incurrence of debt pursuant to the new credit facility also has required us to incur interest expense charges and other debt related fees that could adversely affect our financial condition and cash flows.

Our Business Could Be Seriously Harmed if Our Competitors Develop Superior Slurry Products, Offer Better Pricing Terms or Service, or Obtain Certain Intellectual Property Rights

Competition from other CMP slurry manufacturers could seriously harm our business and results of operations. Competition from other providers of CMP consumables could continue to increase, and opportunities exist for other companies to emerge as potential competitors by developing their own CMP consumables products. Increased competition has and may continue to impact the prices we are able to charge for our CMP consumables products as well as our overall business. In addition, our competitors could have or obtain intellectual property rights which could restrict our ability to market our existing products and/or to innovate and develop new products.

Any Problem or Disruption in Our Supply Chain, Including Supply of Our Most Important Raw Materials, or in Our Ability to Manufacture and Deliver Our Products to Our Customers, Could Adversely Affect Our Results of Operations

We depend on our supply chain to enable us to meet the demands of our customers. Our supply chain includes the raw materials we use to manufacture our products, our production operations and the means by which we deliver our products to our customers. Our business could be adversely affected by any problem or interruption in our supply of the key raw materials we use in our CMP slurries and pads, including fumed silica, which we use for certain of our slurries, or any problem or interruption that may occur during production or delivery of our products, such as weather-related problems or natural disasters, like the March 2011 earthquakes and tsunami in Japan. Our supply chain may also be negatively impacted by unanticipated price increases due to supply restrictions beyond the control of our Company or our raw material suppliers.

We believe it would be difficult to promptly secure alternative sources of key raw materials, such as fumed silica, in the event one of our suppliers becomes unable to supply us with sufficient quantities of raw materials that meet the quality and technical specifications required by us and our customers. In addition, contractual amendments to the existing agreements with, or non-performance by, our suppliers, including any significant financial distress our suppliers may suffer, could adversely affect us. For instance, Cabot Corporation continues to be our primary supplier of particular amounts and types of fumed silica, and our current fumed silica supply agreement with Cabot Corporation expires December 31, 2012. We are in the process of working with Cabot Corporation to negotiate the terms of a new agreement for continued supply of fumed silica; however, at present such negotiations are not complete and any final terms could have an adverse effect on our business. Also, if we change the supplier or type of key raw materials we use to make our CMP slurries or pads, or are required to purchase them from a different manufacturer or manufacturing facility or otherwise modify our products, in certain circumstances our customers might have to requalify our CMP slurries and pads for their manufacturing processes and products. The requalification process could take a significant amount of time and expense to complete and could motivate our customers to consider purchasing products from our competitors, possibly interrupting or reducing our sales of CMP consumables to these customers.

We Are Subject to Risks Associated With Our Foreign Operations

We currently have operations and a large customer base outside of the United States. Approximately 87%, 86% and 86% of our revenue was generated by sales to customers outside of the United States for the fiscal 2012, 2011 and 2010, respectively. We encounter risks in doing business in certain foreign countries, including, but not limited to, adverse changes in economic and political conditions, fluctuation in exchange rates, compliance with a variety of foreign laws and regulations, as well as difficulty in enforcing business and customer contracts and agreements, including protection of intellectual property rights. We also encounter risks that we may not be able to repatriate earnings from certain of our foreign operations, derive anticipated tax benefits of our foreign operations or recover the investments made in our foreign operations.

Because We Rely Heavily on Our Intellectual Property, Our Failure to Adequately Obtain or Protect It Could Seriously Harm Our Business

Protection of intellectual property is particularly important in our industry because we develop complex technical formulas for CMP products that are proprietary in nature and differentiate our products from those of our competitors. Our intellectual property is important to our success and ability to compete. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as employee and third-party nondisclosure and assignment agreements. Due to our international operations, we pursue protection in different jurisdictions, which may provide varying degrees of protection, and we cannot provide assurance that we can obtain adequate protection in each such jurisdiction. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason, including through the patent prosecution process or in the event of litigation related to such intellectual property, such as the former litigation between us and a competitor, in which the validity of all of our patents at issue in the matter was upheld as further described in Part 1, Item 3 under the heading "Legal Proceedings", could seriously harm our business. In addition, the costs of obtaining or protecting our intellectual property could negatively affect our operating results.

We May Pursue Acquisitions of, Investments in, and Strategic Alliances With Other Entities, Which Could Disrupt Our Operations and Harm Our Operating Results if They Are Unsuccessful

We expect to continue to make investments in technologies, assets and companies, either through acquisitions, investments or alliances, in order to supplement our internal growth and development efforts. Acquisitions and investments involve numerous risks, including the following: difficulties and risks in integrating the operations, technologies, products and personnel of acquired companies; diversion of management's attention from normal daily operations of the business; increased risk associated with foreign operations; potential difficulties and risks in entering markets in which we have limited or no direct prior experience and where competitors in such markets have stronger market positions; potential difficulties in operating new businesses with different business models; potential difficulties with regulatory or contract compliance in areas in which we have limited experience; initial dependence on unfamiliar supply chains or relatively small supply partners; insufficient revenues to offset increased expenses associated with acquisitions; potential loss of key employees of the acquired companies; or inability to effectively cooperate and collaborate with our alliance partners.

Further, we may never realize the perceived or anticipated benefits of a business combination, asset acquisition or investments in other entities. Acquisitions by us could have negative effects on our results of operations, in areas such as contingent liabilities, gross profit margins, amortization charges related to intangible assets and other effects of accounting for the purchases of other business entities. Investments in and acquisitions of technology-related companies or assets are inherently risky because these businesses or assets may never develop, and we may incur losses related to these investments. In addition, we may be required to impair the carrying value of these acquisitions or investments to reflect other than temporary declines in their value, which could harm our business and results of operations.

Because We Have Limited Experience in Business Areas Outside of CMP Slurries, Expansion of Our Business into New Products and Applications May Not Be Successful

An element of our strategy has been to leverage our current customer relationships and technological expertise to expand our CMP business from CMP slurries into other areas, such as CMP polishing pads. Additionally, in our Engineered Surface Finishes business, we are pursuing other surface modification applications. Expanding our business into new product areas could involve technologies, production processes and business models in which we have limited experience, and we may not be able to develop and produce products or provide services that satisfy customers' needs or we may be unable to keep pace with technological or other developments. Also, our competitors may have or obtain intellectual property rights that could restrict our ability to market our existing products and/or to innovate and develop new products.

We May Not Be Able to Monetize Our Investments in Auction Rate Securities in the Short Term and We Could Experience a Decline in Their Market Value, Which Could Adversely Affect Our Financial Results

We owned auction rate securities (ARS) with an estimated fair value of $8.0 million ($8.2 million par value) at September 30, 2012, which were classified as other long-term assets on our Consolidated Balance Sheet. If current illiquidity in the ARS market does not improve, if issuers of our ARS are unable to refinance the underlying securities, or are unable to pay debt obligations and related bond insurance fails, or if credit ratings decline or other adverse developments occur in the credit markets, then we may not be able to monetize these securities in the foreseeable future. We may also be required to further adjust the carrying value of these instruments through an impairment charge that may be deemed other-than-temporary which would adversely affect our financial results.

Our Inability to Attract and Retain Key Personnel Could Cause Our Business to Suffer

If we fail to attract and retain the necessary managerial, technical and customer support personnel, our business and our ability to maintain existing and obtain new customers, develop new products and provide acceptable levels of customer service could suffer. We compete with other industry participants for qualified personnel, particularly those with significant experience in the semiconductor industry. The loss of services of key employees could harm our business and results of operations.

Risks Relating to the Market for Our Common Stock

The Market Price May Fluctuate Significantly and Rapidly

The market price of our common stock has fluctuated and could continue to fluctuate significantly as a result of factors such as: economic and stock market conditions generally and specifically as they may impact participants in the semiconductor and related industries; changes in financial estimates and recommendations by securities analysts who follow our stock; earnings and other announcements by, and changes in market evaluations of, us or participants in the semiconductor and related industries; changes in business or regulatory conditions affecting us or participants in the semiconductor and related industries; announcements or implementation by us, our competitors, or our customers of technological innovations, new products or different business strategies; changes in our capital management strategy, including the incurrence of debt; and trading volume of our common stock.

Anti-Takeover Provisions Under Our Certificate of Incorporation and Bylaws May Discourage Third Parties from Making an Unsolicited Bid for Our Company

Our certificate of incorporation, our bylaws, and various provisions of the Delaware General Corporation Law may make it more difficult or expensive to effect a change in control of our Company. For instance, our amended and restated certificate of incorporation provides for the division of our Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms.

We have adopted change in control arrangements covering our executive officers and other key employees. These arrangements provide for a cash severance payment, continued medical benefits and other ancillary payments and benefits upon termination of service of a covered employee's employment following a change in control, which may make it more expensive to acquire our Company.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal U.S. facilities that we or our subsidiaries own consist of:

- a global headquarters and research and development facility in Aurora, Illinois, comprising approximately 200,000 square feet;
- a commercial slurry manufacturing plant and distribution center in Aurora, Illinois, comprising approximately 175,000 square feet;
- a commercial polishing pad manufacturing plant and offices in Aurora, Illinois, comprising approximately 48,000 square feet;
- an additional 13.2 acres of vacant land in Aurora, Illinois; and
- a facility in Addison, Illinois, comprising approximately 15,000 square feet.

In addition, we lease a facility in Rochester, New York, comprising approximately 23,000 square feet.

Our principal foreign facilities that we or our subsidiaries own consist of:

- a commercial slurry manufacturing plant, automated warehouse, research and development facility and offices in Kaohsiung County, Taiwan, comprising approximately 170,000 square feet;

- a commercial slurry manufacturing plant and distribution center, and a development and technical support facility in Geino, Japan, comprising approximately 144,000 square feet;
- a commercial slurry manufacturing plant, research and development facility and offices in Oseong, South Korea, comprising approximately 56,000 square feet.

Our principal foreign facilities that we lease consist of:

- an office, laboratory and commercial polishing pad manufacturing plant in Hsin-Chu, Taiwan, comprising approximately 31,000 square feet;
- a commercial slurry manufacturing plant, research and development facility and business office in Singapore, comprising approximately 24,000 square feet.

We believe that our facilities are suitable and adequate for their intended purpose and provide us with sufficient capacity and capacity expansion opportunities and technological capability to meet our current and expected demand in the foreseeable future.

Item 3. Legal Proceedings

While we are not involved in any legal proceedings that we believe will have a material impact on our consolidated financial position, results of operations or cash flows, we periodically become a party to legal proceedings in the ordinary course of business. For example, in 2011, we concluded litigation in the United States against a competitor in which the validity of certain of our CMP slurry patents for tungsten CMP was upheld, although the specific competitive products at issue were found to not infringe the claims at issue.

Executive Officers of the Registrant

Set forth below is information concerning our executive officers and their ages as of October 31, 2012.

Name	Age	Position
William P. Noglows	54	Chairman of the Board, President and Chief Executive Officer
H. Carol Bernstein	52	Vice President, Secretary and General Counsel
Yumiko Damashek	56	Vice President, Japan and Operations in Asia
William S. Johnson	55	Vice President and Chief Financial Officer
David H. Li	39	Vice President, Asia Pacific Region
Ananth Naman	42	Vice President, Research and Development
Daniel J. Pike	49	Vice President, Corporate Development
Lisa A. Polezoes	48	Vice President, Human Resources
Stephen R. Smith	53	Vice President, Marketing
Adam F. Weisman	50	Vice President, Business Operations
Daniel S. Wobby	49	Vice President, Global Sales
Thomas S. Roman	51	Principal Accounting Officer and Corporate Controller

WILLIAM P. NOGLOWS has served as our Chairman, President and Chief Executive Officer since November 2003. Mr. Noglows had previously served as a director of our Company from January 2000 until April 2002. Prior to joining us, Mr. Noglows served as an Executive Vice President of Cabot Corporation from 1998 to June 2003. Prior to that, Mr. Noglows held various management positions at Cabot Corporation including General Manager of Cabot Corporation's Cab-O-Sil Division, where he was one of the primary founders of our Company when our business was a division of Cabot Corporation, and was responsible for identifying and encouraging the development of the CMP application. Mr. Noglows received his B.S. in Chemical Engineering from the Georgia Institute of Technology. Mr. Noglows is also a director of Littelfuse, Inc. and Aspen Aerogels, Inc.

H. CAROL BERNSTEIN has served as our Vice President, Secretary and General Counsel since August 2000. From January 1998 until joining us, Ms. Bernstein served as the General Counsel and Director of Industrial Technology Development of Argonne National Laboratory, which is operated by the University of Chicago for the United States Department of Energy. From May 1985 until December 1997, she served in various positions with the IBM Corporation, culminating in serving as an Associate General Counsel, and was the Vice President, Secretary and General Counsel of Advantis Corporation, an IBM joint venture. Ms. Bernstein received her B.A. from Colgate University and her J.D. from Northwestern University; she is a member of the Bar of the States of Illinois and New York.

YUMIKO DAMASHEK has served as our Vice President, Japan and Operations in Asia since June 2008. Previously, Ms. Damashek served as Managing Director of Japan since November 2005. Prior to joining us, Ms. Damashek served as President for Celerity Japan, Inc. Prior to that, she held various leadership positions at Global Partnership Creation, Inc. and Millipore Corporation. Ms. Damashek received her B.A. from the University of Arizona and her M.B.A. from San Diego State University.

WILLIAM S. JOHNSON has served as our Vice President and Chief Financial Officer since April 2003. Prior to joining us, Mr. Johnson served as Executive Vice President and Chief Financial Officer for Budget Group, Inc. from August 2000 to March 2003. Before that, Mr. Johnson spent 16 years at BP Amoco in various senior finance and management positions, the most recent of which was President of Amoco Fabrics and Fibers Company. Mr. Johnson received his B.S. in Mechanical Engineering from the University of Oklahoma and his M.B.A. from the Harvard Business School.

DAVID H. LI has served as our Vice President, Asia Pacific Region since June 2008. Prior to that, Mr. Li served as Managing Director of South Korea and China since February 2007. Previously, Mr. Li served as our Global Business Director for Tungsten and Advanced Dielectrics from 2005 to February 2007. Mr. Li held a variety of leadership positions for us in operations, sourcing and investor relations between 1998 and 2005. Prior to joining us, Mr. Li worked for UOP in marketing and process engineering. Mr. Li received a B.S. in Chemical Engineering from Purdue University and an M.B.A. from Northwestern University.

ANANTH NAMAN has served as our Vice President of Research and Development since January 2011. Previously, Dr. Naman was our Director of Product Development starting in April 2009 and Director of Pads Technology from January 2006 through March 2009. Prior to joining us, Dr. Naman managed research and development efforts at Honeywell International from July 2000 to December 2005, and from 1997 to 2000 he held positions in research and development at Seagate Technology. Dr. Naman earned B.S., M.S. and Ph.D. degrees in Materials Science and Engineering from the University of Florida.

DANIEL J. PIKE has served as our Vice President of Corporate Development since January 2004 and prior to that was our Vice President of Operations from December 1999. Mr. Pike served as Director of Global Operations for a division of Cabot Corporation from 1996 to 1999. Prior to that, Mr. Pike worked for FMC Corporation in various marketing and finance positions. Mr. Pike received his B.S. in Chemical Engineering from the University of Buffalo and his M.B.A. from the University of Pennsylvania.

LISA A. POLEZOES has served as our Vice President of Human Resources since October 2012. Prior to that, Ms. Polezoes was our Global Director of Human Resources from August 2006, and previously had been our Director of Global Compensation and Benefits from 2005. Prior to joining us, Ms. Polezoes had various human resources and management positions at Praxair, Montgomery Ward and Hyatt Corporation. Ms. Polezoes received her B.S. in Institutional Management from Purdue University and her M.B.A. from Benedictine University.

STEPHEN R. SMITH has served as our Vice President of Marketing since September 2006, and previously was our Vice President of Marketing and Business Management since April 2005 and our Vice President of Sales and Marketing from October 2001. Prior to joining us, Mr. Smith served as Vice President, Sales & Business Development for Buildpoint Corporation from 2000 to April 2001. Prior to that, Mr. Smith spent 17 years at Tyco Electronics Group, formerly known as AMP Incorporated, in various management positions. Mr. Smith earned a B.S. in Industrial Engineering from Grove City College and an M.B.A. from Wake Forest University.

ADAM F. WEISMAN has served as our Vice President of Business Operations since September 2006, and prior to that was our Vice President of Operations. Before joining us, Mr. Weisman held various engineering and senior operations management positions with the General Electric Company from 1988 through 2004, including having served as the General Manager of Manufacturing for GE Plastics—Superabrasives, and culminating in serving as the Executive Vice President of Operations for GE Railcar Services. Prior to joining GE, he worked as an engineering team leader and pilot plant manager for E.I. Du Pont de Nemours & Company. Mr. Weisman holds a B.S. in Ceramic Engineering from Alfred University.

DANIEL S. WOBBY has served as our Vice President of Global Sales since June 2008. Prior to that, Mr. Wobby served as Vice President, Asia Pacific Region since September 2005. Previously, Mr. Wobby served as Vice President, Greater China and Southeast Asia starting in February 2004 and as Corporate Controller and Principal Accounting Officer from 2000 to 2004. From 1989 to 2000, Mr. Wobby held various accounting and operations positions with Cabot Corporation culminating in serving as Director of Finance. Mr. Wobby earned a B.S. in Accounting from St. Michael's College and an M.B.A. from the University of Chicago.

THOMAS S. ROMAN has served as our Corporate Controller and Principal Accounting Officer since February 2004 and previously served as our North American Controller. Prior to joining us in April 2000, Mr. Roman was employed by FMC Corporation in various financial reporting, tax and audit positions. Before that, Mr. Roman worked for Gould Electronics and Arthur Andersen LLP. Mr. Roman is a C.P.A. and earned a B.S. in Accounting from the University of Illinois and an M.B.A. from DePaul University.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has traded publicly under the symbol "CCMP" since our initial public offering in April 2000, currently on the NASDAQ Global Select Market, and formerly the NASDAQ National Market. The following table sets forth the range of quarterly high and low closing sales prices for our common stock.

	High	Low
Fiscal 2011		
First Quarter	$42.80	$32.22
Second Quarter	52.25	40.80
Third Quarter	51.88	43.18
Fourth Quarter	48.21	34.39
Fiscal 2012		
First Quarter	$48.39	$33.09
Second Quarter	52.50	33.89
Third Quarter	39.82	28.11
Fourth Quarter	35.93	28.14
Fiscal 2013		
First Quarter (through October 31, 2012)	$35.09	$29.17

As of October 31, 2012, there were approximately 929 holders of record of our common stock. In December 2011, we announced a new capital management initiative for our Company, which included a leveraged recapitalization with a special cash dividend of $15 per share and an increase in the amount available under our share repurchase program. On February 13, 2012, our Board of Directors declared the special cash dividend of $15 per share, or $347.1 million in aggregate, to the Company's stockholders with a dividend payment date of March 1, 2012. The low price of our common stock shown above for the second quarter of fiscal 2012, as well as the high and low prices shown for the third and fourth quarters of fiscal 2012, reflect the period after the payment of the special cash dividend. No dividends were declared or paid in fiscal 2011 or prior to the special cash dividend, and we have no current plans to pay cash dividends in the future.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
Jul. 1 through Jul. 31, 2012	20	$28.76	—	$140,000
Aug. 1 through Aug. 31, 2012	241,000	$31.87	241,000	$132,319
Sep. 1 through Sep. 30, 2012	67,645	$34.30	67,645	$130,000
Total	308,665	$32.40	308,645	$130,000

In November 2010, our Board of Directors authorized a share repurchase program for up to $125.0 million of our outstanding common stock, which became effective on the authorization date. As of December 13, 2011, we had $82.9 million remaining under this share repurchase program. In conjunction with our new capital management initiative, on December 13, 2011, our Board of Directors authorized an increase in the amount available under our share repurchase program to $150.0 million. We repurchased 929,407 shares for $33.0 million in fiscal 2012 under this program. Share repurchases are made from time to time, depending on market conditions, in open market transactions, at management's discretion. To date, we have funded share purchases under our share repurchase program from our available cash balance, and anticipate we will continue to do so.

Separate from this share repurchase program, a total of 37,304 shares were purchased during fiscal 2012 pursuant to the terms of our Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan (EIP) and our 2012 Omnibus Incentive Plan (OIP) as shares withheld from award recipients to cover payroll taxes on the vesting of shares of restricted stock granted under the EIP and OIP.

Equity Compensation Plan Information

See Part II, Item 12 of this Form 10-K for information regarding shares of common stock that may be issued under the Company's existing equity compensation plans.

Stock Performance Graph

The following graph illustrates the cumulative total stockholder return on our common stock during the period from September 30, 2007 through September 30, 2012 and compares it with the cumulative total return on the NASDAQ Composite Index and the Philadelphia Semiconductor Index. The comparison assumes $100 was invested on September 30, 2007 in our common stock and in each of the foregoing indices and assumes reinvestment of the special cash dividend paid in fiscal 2012. The performance shown is not necessarily indicative of future performance. See "Risk Factors" in Part I, Item 1A above.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Cabot Microelectronics Corporation, the NASDAQ Composite Index
and the PHLX Semiconductor Index
$200
180
160
140
120
100
80
60
40
20
0
9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09 3/10 6/10 9/10 12/10 3/11 6/11 9/11 12/11 3/12 6/12 9/12
Cabot Microelectronics Corporation
NASDAQ Composite
PHLX Semiconductor

*100 invested on 9/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/07	12/07	3/08	6/08	9/08	12/08	3/09	6/09	9/09	12/09	3/10
Cabot Microelectronics Corporation	100.00	84.00	75.20	77.54	75.04	60.98	56.21	66.18	81.54	77.10	88.49
NASDAQ Composite	100.00	96.04	80.51	81.48	69.59	56.69	53.28	64.21	74.90	79.18	82.59
Philadelphia Semiconductor	100.00	95.66	87.22	90.83	77.39	61.34	67.70	74.21	90.32	96.78	94.85

	6/10	9/10	12/10	3/11	6/11	9/11	12/11	3/12	6/12	9/12
Cabot Microelectronics Corporation	80.91	75.27	96.96	122.22	108.70	80.44	110.53	129.75	97.48	117.27
NASDAQ Composite	73.97	84.99	93.86	99.57	98.43	86.87	94.82	108.29	105.27	110.79
Philadelphia Semiconductor	86.58	91.48	110.04	110.61	112.90	100.44	111.85	132.24	120.05	127.57

Item 6. Selected Financial Data

The following selected financial data for each year of the five-year period ended September 30, 2012, has been derived from the audited consolidated financial statements.

The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes to those statements included in Items 7 and 8 of Part II of this Form 10-K, as well as Risk Factors included in Item 1A of Part I of this Form 10-K.

CABOT MICROELECTRONICS CORPORATION

SELECTED FINANCIAL DATA—FIVE YEAR SUMMARY

(Amounts in thousands, except per share amounts)

	Year Ended September 30,				
	2012*	2011	2010	2009	2008
Consolidated Statement of Income Data:					
Revenue	**$427,657**	$445,442	$408,201	$291,372	$375,069
Cost of goods sold	**223,630**	231,336	204,704	162,918	200,596
Gross profit	**204,027**	214,106	203,497	128,454	174,473
Operating expenses:					
Research, development and technical	**58,642**	58,035	51,818	48,150	49,155
Selling and marketing	**29,516**	29,758	26,885	22,239	28,281
General and administrative	**49,345**	45,928	50,783	40,632	47,595
Purchased in-process research and development	—	—	—	1,410	—
Total operating expenses	**137,503**	133,721	129,486	112,431	125,031
Operating income	**66,524**	80,385	74,011	16,023	49,442
Interest expense	**2,309**	155	233	365	395
Other income (expense), net	**(1,344)**	(1,318)	(501)	964	5,843
Income before income taxes	**62,871**	78,912	73,277	16,622	54,890
Provision for income taxes	**22,045**	27,250	23,819	5,435	16,552
Net income	**$ 40,826**	$ 51,662	$ 49,458	$ 11,187	$ 38,338
Basic earnings per share	**$ 1.81**	$ 2.26	$ 2.14	$ 0.48	$ 1.64
Weighted average basic shares outstanding	**22,506**	22,896	23,084	23,079	23,315
Diluted earnings per share	**$ 1.75**	$ 2.20	$ 2.13	$ 0.48	$ 1.64
Weighted average diluted shares outstanding	**23,280**	23,435	23,273	23,096	23,348
Cash dividends per share	**$ 15.00**	$ —	$ —	$ —	$ —

	As of September 30,				
	2012*	2011	2010	2009	2008
Consolidated Balance Sheet Data:					
Current assets	**$317,888**	$430,405	$381,029	$316,852	$330,592
Property, plant and equipment, net	**125,020**	130,791	115,811	122,782	115,843
Other assets	**74,917**	67,033	74,916	75,510	31,002
Total assets	**$517,825**	$628,229	$571,756	$515,144	$477,437
Current liabilities	**$ 63,219**	$ 55,550	$ 53,330	$ 39,536	$ 37,801
Long-term debt	**161,875**	—	—	—	—
Other long-term liabilities	**9,140**	6,325	4,083	4,879	5,403
Total liabilities	**234,234**	61,875	57,413	44,415	43,204
Stockholders' equity	**283,591**	566,354	514,343	470,729	434,233
Total liabilities and stockholders' equity	**$517,825**	$628,229	$571,756	$515,144	$477,437

**In fiscal 2012, in conjunction with a new capital management initiative, we completed a leveraged recapitalization and paid a special cash dividend of $15.00 per share, or $347.1 million in the aggregate. The dividend was funded with a $175.0 million term loan and $172.1 million of existing Company cash balances.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A), as well as disclosures included elsewhere in this Form 10-K, include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a safe harbor for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this Form 10-K are forward-looking. In particular, the statements herein regarding future sales and operating results; Company and industry growth, contraction or trends; growth or contraction of the markets in which the Company participates; international events, regulatory or legislative activity, or various economic factors; product performance; the generation, protection and acquisition of intellectual property, and litigation related to such intellectual property; new product introductions; development of new products, technologies and markets; natural disasters; the acquisition of or investment in other entities; uses and investment of the Company's cash balance; financing facilities and related debt, payment of principal and interest, and compliance with covenants and other terms; and the construction and operation of facilities by the Company; and statements preceded by, followed by or that include the words "intends", "estimates", "plans", "believes", "expects", "anticipates", "should", "could" or similar expressions, are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. We assume no obligation to update this forward-looking information. The section entitled "Risk Factors" describes some, but not all, of the factors that could cause these differences.

The following discussion and analysis should be read in conjunction with our historical financial statements and the notes to those financial statements which are included in Item 8 of Part II of this Form 10-K.

Overview

Cabot Microelectronics Corporation ("Cabot Microelectronics", "the Company", "us", "we", or "our") supplies high-performance polishing slurries and pads used in the manufacture of advanced integrated circuit (IC) devices within the semiconductor industry, in a process called chemical mechanical planarization (CMP). CMP polishes surfaces at an atomic level, thereby enabling IC device manufacturers to produce smaller, faster and more complex IC devices with fewer defects. We operate predominantly in one industry segment—the development, manufacture and sale of CMP consumables. We develop, produce and sell CMP slurries for polishing many of the conducting and insulating materials used in IC devices, and also for polishing the disk substrates and magnetic heads used in hard disk drives. We also develop, manufacture and sell CMP polishing pads, which are used in conjunction with slurries in the CMP process. We also pursue other demanding surface modification applications through our Engineered Surface Finishes (ESF) business where we believe we can leverage our expertise in CMP consumables for the semiconductor industry to develop products for demanding polishing applications in other industries.

In December 2011, we announced a new capital management initiative for our Company, which included a planned leveraged recapitalization with a special cash dividend and an increase in the authorization available under our existing share repurchase program, which we believed would more efficiently allocate the Company's capital and provide additional value to our stockholders. In the second quarter of fiscal 2012, we completed the leveraged recapitalization and paid the special cash dividend. We entered into a credit agreement (the "Credit Agreement"), which provided us with a $175.0 million, five-year term loan (the "Term Loan"), and a $100.0 million revolving credit facility (the "Revolving Credit Facility"). See "Liquidity and Capital Resources" later in this MD&A for a more detailed discussion of our Credit Agreement. On February 13, 2012, our Board of Directors declared a special cash dividend of $15 per share to the Company's stockholders with a dividend payment date of March 1, 2012. The dividend, in the aggregate amount of $347.1 million, was paid on the dividend payment date, with $175.0 million funded by the Term Loan and the remaining $172.1 million funded with existing Company cash balances.

Our fiscal 2012 results reflected a strengthening of demand for our products during the second half of the fiscal year after the soft industry demand conditions we saw during the first half of the fiscal year. We saw solid demand in Korea and at certain foundries within the semiconductor industry, partially offset by what we believe was softer demand from the DRAM memory segment. At the end of our fourth fiscal quarter of 2012, we began to see signs of softening of demand within the semiconductor industry that we believe may persist into calendar 2013. There appears to be uncertainty within the industry, which is compounded by continued macroeconomic uncertainty. However, we believe there are long-term growth opportunities with the continuation of positive trends in mobile connectivity, mobile Internet devices, such as tablets and smart phones, cloud computing and emerging markets. There are many factors that make it difficult for us to predict future revenue trends for our business, including those discussed in Part I, Item 1A entitled "Risk Factors" in this Form 10-K.

Revenue for fiscal 2012 was $427.7 million, which represented a decrease of 4.0% from the record $445.4 million reported for fiscal 2011. The decrease in revenue from fiscal 2011 was primarily due to the soft industry conditions during the first half of the fiscal year. In spite of the challenging industry and macroeconomic conditions, we were able to grow both our polishing pads business and our ESF business. We also increased our revenue in South Korea by approximately 22% from fiscal 2011. South Korea has been an area of strategic emphasis for the Company since it represents the second largest CMP consumables market in the world.

Gross profit expressed as a percentage of revenue for fiscal 2012 was 47.7%, which represents a decrease from the 48.1% reported for fiscal 2011, but was near the upper end of our full year guidance range of 46% to 48% of revenue. The decrease in gross profit percentage from fiscal 2011 was primarily due to higher fixed manufacturing costs, pricing impacts, and lower sales and production volumes, partially offset by lower variable manufacturing costs and higher manufacturing yields. We expect our gross profit for full fiscal year 2013 to continue to be in the range of 46% to 48% of revenue. However, we may experience fluctuations in our gross profit due to a number of factors, including the extent to which we utilize our manufacturing capacity and changes in our product mix, which may cause our quarterly gross profit to be above or below this range.

Operating expenses of $137.5 million, which include research, development and technical, selling and marketing, and general and administrative expenses, increased 2.8%, or $3.8 million, from the $133.7 million reported for fiscal 2011. The increase was primarily due to bad debt expense related to a customer bankruptcy that we reported in the second quarter of fiscal 2012, costs associated with our leveraged recapitalization with a special cash dividend, and higher expenses for research and development materials. These increases were partially offset by lower staffing-related costs. In fiscal 2013, we expect our full year operating expenses to be in the range of $132 million to $136 million.

Diluted earnings per share of $1.75 in fiscal 2012 decreased 20.4%, or $0.45, from the record $2.20 reported in fiscal 2011. The decrease was primarily due to decreased sales volume, a lower gross profit percentage, higher operating expenses noted above, and interest expense on our Term Loan. Diluted earnings per share in fiscal 2012 included $0.20 in adverse items including the bad debt expense related to a customer bankruptcy and costs associated with our leveraged recapitalization with a special cash dividend, as well as $0.06 for interest expense on our Term Loan.

Critical Accounting Policies and Estimates

This MD&A, as well as disclosures included elsewhere in this Form 10-K, are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingencies. On an ongoing basis, we evaluate the estimates used, including those related to bad debt expense, warranty obligations, inventory valuation, valuation and classification of auction rate securities, impairment of long-lived assets and investments, business combinations, goodwill, other intangible assets, share-based compensation, income taxes and contingencies. We base our estimates on historical experience, current conditions and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources, as well as for identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments. Our allowance for doubtful accounts is based on historical collection experience, adjusted for any specific known conditions or circumstances. While historical experience may provide a reasonable estimate of uncollectible accounts, actual results may differ from what was recorded. In fiscal 2012, we recorded $3.7 million in bad debt expense for Elpida Memory, Inc. (Elpida), a significant customer in Japan that filed for bankruptcy protection in February 2012. We will continue to monitor the financial solvency of all of our customers and, if global economic conditions worsen, we may have to record additional increases to our allowance for doubtful accounts. As of September 30, 2012, our allowance for doubtful accounts represented 8.2% of gross accounts receivable. If we had increased our estimate of bad debts to 9.2% of gross accounts receivable, our general and administrative expenses would have increased by $0.6 million.

Warranty Reserve

We maintain a warranty reserve that reflects management's best estimate of the cost to replace product that does not meet customers' specifications and performance requirements, and costs related to such replacement. The warranty reserve is based upon a historical product replacement rate, adjusted for any specific known conditions or circumstances. Should actual warranty costs differ substantially from our estimates, revisions to the estimated warranty liability may be required. As of September 30, 2012, our warranty reserve represented 0.3% of the current quarter revenue. If we had increased our warranty reserve estimate to 1.3% of the current quarter revenue, our cost of goods sold would have increased by $1.1 million.

Inventory Valuation

We value inventory at the lower of cost or market and write down the value of inventory for estimated obsolescence or if inventory is deemed unmarketable. An inventory reserve is maintained based upon a historical percentage of actual inventories written off applied against the inventory value at the end of the period, adjusted for known conditions and circumstances. We exercise judgment in estimating the amount of inventory that is obsolete. Should actual product marketability and fitness for use be affected by conditions that are different from those projected by management, revisions to the estimated inventory reserve may be required. If we had increased our reserve for obsolete inventory at September 30, 2012 by 10%, our cost of goods sold would have increased by $0.2 million.

Valuation and Classification of Auction Rate Securities

As of September 30, 2012, we owned two auction rate securities (ARS) with an estimated fair value of $8.0 million ($8.2 million par value) which are classified as other long-term assets on our Consolidated Balance Sheet. In general, ARS investments are securities with long-term nominal maturities for which interest rates are reset through a Dutch auction every seven to 35 days. Historically, these periodic auctions provided a liquid market for these securities. Beginning in 2008, general uncertainties in the global credit markets reduced liquidity in the ARS market, and this illiquidity continues.

As discussed in Notes 3 and 7 of the Notes to the Consolidated Financial Statements, we have recorded a temporary impairment of $0.2 million, net of tax, in the value of one of our ARS in other comprehensive income. The calculation of fair value and the balance sheet classification for our ARS requires critical judgments and estimates by management including an appropriate discount rate and the probabilities that a security may be monetized through a future successful auction, of a refinancing of the underlying debt, of a default in payment by the issuer, and of payments not being made by the bond insurance carrier in the event of default by the issuer. An other-than-temporary impairment must be recorded when a credit loss exists; that is when the present value of the expected cash flows from a debt security is less than the amortized cost basis of the security. We performed two discounted cash flow analyses, one using a discount rate based on a market index comprised of tax exempt variable rate demand obligations and one using a discount rate based on the LIBOR swap curve, and we applied a risk factor to reflect current liquidity issues in the ARS market. Key inputs to our discounted cash flow model include projected cash flows from interest and principal payments and the weighted probabilities of improved liquidity or debt refinancing by the issuer. We also incorporate certain Level 2 market indices into the discounted cash flow analysis, including published rates such as the LIBOR rate, the LIBOR swap curve and a municipal swap index published by the Securities Industry and Financial Markets Association. We also considered the probability of default in payment by the issuer of the securities, the strength of the insurance backing and the probability of failure by the insurance carrier in the case of default by the issuer of the securities. In November 2011, the municipality that issued our impaired ARS filed for bankruptcy protection. We considered these developments, in light of the continued insurance backing, and have concluded the impairment we have maintained remains adequate and temporary. We do not intend to sell the securities at a loss and we believe we will not be required to sell the securities at a loss in the future. If auctions involving our ARS continue to fail, if issuers of our ARS are unable to refinance the underlying securities, if the issuing municipalities are unable to pay their debt obligations and the bond insurance fails, or if credit ratings decline or other adverse developments occur in the credit markets, we may not be able to monetize our securities in the near term and may be required to further adjust the carrying value of these instruments through an impairment charge that may be deemed other-than-temporary.

Impairment of Long-Lived Assets and Investments

We assess the recoverability of the carrying value of long-lived assets, including finite lived intangible assets, whenever events or changes in circumstances indicate that the assets may be impaired. We must exercise judgment in assessing whether an event of impairment has occurred. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in this grouping. If the sum of the undiscounted future cash flows expected to result from the identified asset group is less than the carrying value of the asset group, an impairment provision may be required. The amount of the impairment to be recognized is calculated by subtracting the fair value of the asset group from the net book value of the asset group. Determining future cash flows and estimating fair values require significant judgment and are highly susceptible to change from period to period because they require management to make assumptions about future sales and cost of sales generally over a long-term period. As a result of assessments performed during fiscal 2012, we recorded $1.0 million in impairment expense primarily related to the decision to write-off certain operational assets at one of our foreign locations. In each of fiscal years 2011 and 2010, we recorded $0.2 million in impairment expense.

We evaluate the estimated fair value of investments annually or more frequently if indicators of potential impairment exist, to determine if an other-than-temporary impairment in the value of the investment has taken place.

Business Combinations

We have accounted for all business combinations under the purchase method of accounting. As discussed in more detail in Note 3 of the Notes to the Consolidated Financial Statements, we were required to adopt new accounting standards for business combinations commencing after October 1, 2009. However, we have not made any acquisitions to which we were required to apply these new standards. We have allocated the purchase price of acquired entities to the tangible and intangible assets acquired, liabilities assumed, and in-process research and development (IPR&D) based on their estimated fair values. We engage independent third-party appraisal firms to assist us in determining the fair values of assets and liabilities acquired. This valuation requires management to make significant estimates and assumptions, especially with respect to long-lived and intangible assets. Contingent consideration was recorded as a liability when the outcome of the contingency became determinable. Goodwill represents the excess of the purchase price over the fair value of net assets and amounts assigned to identifiable intangible assets. Purchased IPR&D, for which technological feasibility has not yet been established and no future alternative uses exist, has been expensed immediately.

Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows related to acquired developed technologies and patents and assumptions about the period of time the technologies will continue to be used in the Company's product portfolio; expected costs to develop the IPR&D into commercially viable products and estimated cash flows from the products when completed; and discount rates. Management's estimates of value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may cause actual realized values to be different from management's estimates.

Goodwill and Intangible Assets

Purchased intangible assets with finite lives are amortized over their estimated useful lives and are evaluated for impairment using a process similar to that used to evaluate other long-lived assets. Goodwill and indefinite-lived intangible assets are not amortized and are tested annually in the fourth fiscal quarter or more frequently if indicators of potential impairment exist, using a fair-value-based approach.

The recoverability of goodwill is measured at the reporting unit level, which is defined as either an operating segment or one level below an operating segment. A component is a reporting unit when the component constitutes a business for which discreet financial information is available and segment management regularly reviews the operating results of the component. Components may be combined into one reporting unit when they have similar economic characteristics. We had three reporting units to which we allocated goodwill and intangible assets as of September 30, 2012, the date of our annual impairment test. Initially, our Company had only one reporting unit as we were created from a division of our former parent company, Cabot Corporation, and we identified associated goodwill and intangible assets under one reporting unit at that time. Other amounts of goodwill and intangible assets have been attributed to acquired businesses at the time of acquisition through the use of independent appraisal firms.

Prior to fiscal 2011, we determined the fair value of our reporting units using a discounted cash flow analysis ("step one" analysis) of our projected future results. As discussed in Notes 2 and 6 of the Notes to the Consolidated Financial Statements, effective September 30, 2011, we adopted new accounting pronouncements related to our goodwill impairment analysis. The new accounting guidance allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount ("step zero" analysis). In fiscal 2012 and 2011, we used this new guidance in our annual impairment analysis for goodwill because our cash flows for all of our reporting units continued to show positive trends.

Prior to fiscal 2012, the recoverability of indefinite-lived intangible assets was measured using the royalty savings method. As discussed in Notes 2 and 6 of the Notes to the Consolidated Financial Statements, effective September 30, 2012, we adopted new accounting pronouncements related to our indefinite-lived intangible assets impairment review. The new accounting guidance allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of an indefinite-lived intangible asset unit is less than its carrying amount. In fiscal 2012, we used this new guidance in our annual impairment review.

As a result of the review performed in the fourth quarter of fiscal 2012, we determined that there was no impairment of our goodwill and intangible assets as of September 30, 2012.

Share-Based Compensation

We record share-based compensation expense for all share-based awards, including stock option grants, restricted stock and restricted stock unit awards and employee stock purchases. We calculate share-based compensation expense using the straight-line approach based on awards ultimately expected to vest, which requires the use of an estimated forfeiture rate. Our estimated forfeiture rate is primarily based on historical experience, but may be revised in future periods if actual forfeitures differ from the estimate. We use the Black-Scholes option-pricing model to estimate the grant date fair value of our stock options and employee stock purchase plan purchases. This model requires the input of highly subjective assumptions, including the price volatility of the underlying stock, the expected term of our stock options and the risk-free interest rate. We estimate the expected volatility of our stock options based on a combination of our stock's historical volatility and the implied volatilities from actively-traded options on our stock. Prior to fiscal 2012, we calculated the expected term of our stock options using the simplified method, due to our limited amount of historical option exercise data, and we added a slight premium to this expected term for employees who meet the definition of retirement eligible pursuant to their grants during the contractual term of the grant. The simplified method uses an average of the vesting term and the contractual term of the option to calculate the expected term. We experienced a significant increase in the volume of stock option exercises in fiscal 2011. Consequently, we used this exercise data, as well as historical exercise data, to calculate the expected term of our stock options granted in fiscal 2012, rather than using the simplified method, and we continued to add a slight premium for employees who meet the definition of retirement eligible under their grant terms. The expected term we calculated using option exercise history was within 1% of the expected term calculated under the simplified method. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant.

The fair value of our restricted stock and restricted stock unit awards represents the closing price of our common stock on the date of award.

Accounting for Income Taxes

Current income taxes are determined based on estimated taxes payable or refundable on tax returns for the current year. Deferred income taxes are determined using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Provisions are made for both U.S. and any foreign deferred income tax liability or benefit. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained by the taxing authorities, based on the technical merits of the position. In fiscal 2012, 2011 and 2010, we elected to permanently reinvest the earnings of certain of our foreign subsidiaries outside the U.S. rather than repatriating the earnings to the U.S. See the section titled "Liquidity and Capital Resources" in this MD&A and Note 15 of the Notes to the Consolidated Financial Statements for additional information on income taxes and permanent reinvestment.

Commitments and Contingencies

We have entered into certain unconditional purchase obligations, which include noncancelable purchase commitments and take-or-pay arrangements with suppliers. We review our agreements on a quarterly basis and make an assessment of the likelihood of a shortfall in purchases and determine if it is necessary to record a liability. In addition, we are subject to the possibility of various loss contingencies arising in the ordinary course of business such as a legal proceeding or claim. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Effects of Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements for a description of recent accounting pronouncements including the expected dates of adoption and effects on our results of operations, financial position and cash flows.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue of certain line items included in our historical statements of income:

	Year Ended September 30,		
	2012	2011	2010
Revenue	**100.0%**	100.0%	100.0%
Cost of goods sold	**52.3**	51.9	50.1
Gross profit	**47.7**	48.1	49.9
Research, development and technical	**13.7**	13.1	12.7
Selling and marketing	**6.9**	6.7	6.6
General and administrative	**11.6**	10.3	12.5
Operating income	**15.5**	18.0	18.1
Interest expense	**0.5**	0.0	0.1
Other income (expense), net	**(0.3)**	(0.3)	(0.1)
Income before income taxes	**14.7**	17.7	17.9
Provision for income taxes	**5.2**	6.1	5.8
Net income	**9.5%**	11.6%	12.1%

The results of operations for fiscal 2012 include certain adjustments to correct prior period amounts, which we have determined to be immaterial to the current period and the prior periods to which they relate. These adjustments included the correction of historical tax accounting related to the acquisition of Epoch Material Co., Ltd. (Epoch) in fiscal 2009 and the correction of prior period remeasurement of certain foreign cash balances into their functional currency amounts, which were recorded in the third quarter of fiscal 2012, and the correction of additional historical tax accounting recorded in the fourth quarter of fiscal 2012. The correction of tax accounting related to the Epoch acquisition resulted in additional income tax expense of $0.2 million in the Consolidated Statement of Income and adjustments to the Consolidated Balance Sheet including: an increase of $2.2 million of cumulative translation adjustment within accumulated other comprehensive income (CTA); an increase in goodwill of $1.7 million; and a decrease of $0.3 million in deferred tax liabilities. The correction of the historical remeasurement of certain foreign cash balances resulted in $0.3 million of additional expense ($0.2 million, net of tax) included in other income (Expense) on the Consolidated Statement of Income. The correction of tax accounting in the fourth quarter resulted in additional income tax expense of $0.8 million and adjustments to the Consolidated Balance Sheet including: a decrease of $1.1 million in deferred tax liabilities; a decrease of $0.1 million in deferred tax assets; a decrease of $0.9 million in income taxes receivable; and an increase of $1.0 million in CTA. Collectively, these adjustments reduced net income for fiscal 2012 by $1.2 million and diluted earnings per share for the same period by approximately $0.05.

Year Ended September 30, 2012, Versus Year Ended September 30, 2011

Revenue

Revenue was $427.7 million in fiscal 2012, which represented a decrease of 4.0%, or $17.8 million, from fiscal 2011. The decrease in revenue was driven by a $29.3 million decrease in sales volume and a $6.1 million decrease due to pricing impacts. These decreases were partially offset by a $16.1 million increase in revenue due to a higher-priced product mix and a $1.3 million increase due to the effect of foreign exchange rate changes. Revenue from our polishing pad business increased 8.6% from fiscal 2011 and revenue from our ESF business increased slightly. Revenue in fiscal 2012 from our tungsten, dielectric, copper and data storage slurry product lines all decreased from fiscal 2011. We saw a strengthening of demand in the second half of fiscal 2012 after a period of softer demand during the first half of the fiscal year. However, we began to see signs of softening of demand at the end of our fourth fiscal quarter which may extend into calendar 2013. We continue to be cautious regarding future demand trends due to uncertainty within the semiconductor industry, compounded by continued macroeconomic uncertainty.

Cost of Goods Sold

Total cost of goods sold was $223.6 million in fiscal 2012, which represented a decrease of 3.3%, or $7.7 million, from fiscal 2011. The decrease in cost of goods sold was primarily due to $15.2 million from decreased sales volume, an $8.4 million decrease due to higher manufacturing yields, and a $1.9 million decrease due to lower logistics costs. These decreases in cost of goods sold were partially offset by a $11.5 million increase due to a higher-cost product mix, a $4.4 million increase due to higher fixed manufacturing costs, including costs at our new facility in South Korea, and a $1.5 million increase due to the effect of foreign exchange rate changes.

Metal oxides, such as silica and alumina, are significant raw materials that we use in many of our CMP slurries. In an effort to mitigate our risk to rising raw material costs and to increase supply assurance and quality performance requirements, we have entered into multi-year supply agreements with a number of suppliers. For more financial information about our supply contracts, see "Tabular Disclosure of Contractual Obligations" included in Item 7 of Part II of this Form 10-K.

Our need for additional quantities or different kinds of key raw materials in the future has required, and will continue to require, that we enter into new supply arrangements with third parties. Future arrangements may result in costs which are different from those in the existing agreements. In addition, a number of factors could impact the future cost of raw materials, packaging, freight and labor. We also expect to continue to invest in our supply chain to improve product quality, reduce variability and improve our manufacturing product yields.

Gross Profit

Our gross profit as a percentage of revenue was 47.7% in fiscal 2012 as compared to 48.1% for fiscal 2011. The decrease in gross profit as a percentage of revenue was primarily due to higher fixed manufacturing costs, pricing impacts and decreased sales and production volumes, partially offset by lower variable manufacturing costs and higher manufacturing yields. We expect our gross profit percentage for full fiscal year 2013 to be in the range of 46% to 48%, which is unchanged from the full year guidance for fiscal 2012. However, we may experience fluctuations in our gross profit due to a number of factors, including the extent to which we utilize our manufacturing capacity and changes in our product mix, which may cause our quarterly gross profit to be above or below this range.

Research, Development and Technical

Total research, development and technical expenses were $58.6 million in fiscal 2012, which represented an increase of 1.0%, or $0.6 million, from fiscal 2011. The increase was primarily due to $1.5 million in higher expenses for research and development materials and $0.5 million in higher sample costs, partially offset by $1.6 million in lower staffing-related costs, including costs related to our annual incentive cash bonus program (AIP).

Our research, development and technical efforts are focused on the following main areas:

- Research related to fundamental CMP technology;
- Development and formulation of new and enhanced CMP consumable products, including collaboration on joint development projects with our customers;
- Process development to support rapid and effective commercialization of new products;
- Technical support of CMP products in our customers' development and manufacturing facilities; and,
- Evaluation and development of new polishing and metrology applications outside of the semiconductor industry.

Selling and Marketing

Selling and marketing expenses were $29.5 million in fiscal 2012, which represented a decrease of 0.8%, or $0.2 million, from fiscal 2011. The decrease was primarily due to $0.5 million in lower depreciation and amortization expense and $0.3 million in lower professional fees, partially offset by $0.4 million in higher staffing related costs.

General and Administrative

General and administrative expenses were $49.3 million in fiscal 2012, which represented an increase of 7.4%, or $3.4 million, from fiscal 2011. The increase was primarily due to $3.8 million in higher bad debt expense, of which $3.7 million related to a customer bankruptcy filing, and $1.5 million in higher professional fees, including fees associated with our leveraged recapitalization with a special cash dividend. These increases were partially offset by $1.8 million in lower staffing-related costs, including costs associated with our AIP.

Interest Expense

Interest expense was $2.3 million in fiscal 2012, which represented an increase of $2.2 million from fiscal 2011. The increase was due to interest expense recorded on the Term Loan, as discussed in the Overview section of this MD&A and in Note 9 of the Notes to the Consolidated Financial Statements, which was used to partially fund the special cash dividend we paid in fiscal 2012.

Other Income (Expense), Net

Other expense was $1.3 million in both fiscal 2012 and 2011. Other expense includes $0.3 million in amortization of prepaid debt costs as well as gains and losses on transactions denominated in foreign currencies, primarily related to changes in the exchange rate of the Japanese yen and the New Taiwan dollar to the U.S. dollar, net of the gains and losses incurred on forward foreign exchange contracts discussed in Note 10 of the Notes to the Consolidated Financial Statements.

Provision for Income Taxes

Our effective income tax rate was 35.1% in fiscal 2012 compared to 34.5% in fiscal 2011. The increase in the effective tax rate was primarily due the expiration of the U.S. research and experimentation tax credit effective December 31, 2011, decreased income in certain foreign subsidiaries where we have elected to permanently reinvest earnings, which are taxed at lower rates than in the U.S., and certain adjustments made to prior year tax estimates. These increases were partially offset by decreased tax effects on share-based compensation and the decreased taxable executive compensation in excess of limits defined in section 162(m) of the Internal Revenue Code. As discussed above at the beginning of the "Results of Operations" section of this MD&A, our income tax provision in fiscal 2012 included various non-material adjustments to correct prior period amounts, which resulted in additional income tax expense of $1.0 million. As discussed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, our income tax provision in fiscal 2011 included adjustments to correct prior period amounts, including $0.7 million in tax expense related to executive compensation in fiscal

2008 through 2010 for which a previous tax benefit should not have been recorded, and the reversal of a $0.5 million deferred tax asset related to certain share-based compensation expense.

Net Income

Net income was $40.8 million in fiscal 2012, which represented a decrease of 21.0%, or $10.8 million, from fiscal 2011. The decrease was primarily due to decreased sales volume coupled with a lower gross profit percentage, increased bad debt expense related to a customer bankruptcy filing, the expenses associated with our leveraged recapitalization with a special cash dividend, increased interest expense and a higher effective tax rate.

Year Ended September 30, 2011, Versus Year Ended September 30, 2010

Revenue

Revenue was $445.4 million in fiscal 2011, which represented an increase of 9.1%, or $37.2 million, from fiscal 2010. The increase in revenue was driven by a $35.6 million increase in sales volume, a $5.5 million increase due to the effect of foreign exchange rate changes, and a $4.7 million increase due to a higher-priced product mix. These increases were partially offset by an $8.9 million decrease in revenue due to pricing impacts. The economic and industry growth that we saw during fiscal 2010 continued into fiscal 2011. However, we saw some softening of demand in the semiconductor industry in the second half of fiscal 2011 based on certain factors, including general uncertainty in the global economy and a modest correction of integrated circuit (IC) device inventory.

Cost of Goods Sold

Total cost of goods sold was $231.3 million in fiscal 2011, which represented an increase of 13.0%, or $26.6 million, from fiscal 2010. The increase in cost of goods sold was primarily due to $17.8 million from increased sales volume due to increased demand for our products, a $9.5 million increase due to the effect of foreign exchange rate changes, a $6.9 million increase due to higher fixed manufacturing costs, a $1.8 million increase due to higher freight and packaging costs, a $1.3 million increase due to certain production variances and a $0.7 million increase due to higher sample costs. These increases were partially offset by an $11.5 million decrease in cost of goods sold due to a lower-cost product mix.

Gross Profit

Our gross profit as a percentage of revenue was 48.1% in fiscal 2011 as compared to 49.9% for fiscal 2010. The decrease in gross profit as a percentage of revenue was primarily due to higher fixed manufacturing costs, the negative effects of foreign exchange rate changes, pricing impacts and the absence of a raw material supplier credit we recognized in the first quarter of fiscal 2010 related to our achieving a certain volume threshold in calendar 2009, partially offset by a higher-valued product mix.

Research, Development and Technical

Total research, development and technical expenses were $58.0 million in fiscal 2011, which represented an increase of 12.0%, or $6.2 million, from fiscal 2010. The increase was primarily due to $3.6 million in higher staffing-related costs, related to higher staffing levels and separation costs related to the transition of one of our executive officers, and $2.2 million in higher expenses for research and development materials.

Selling and Marketing

Selling and marketing expenses were $29.8 million in fiscal 2011, which represented an increase of 10.7%, or $2.9 million, from fiscal 2010. The increase was primarily due to $1.3 million in higher staffing related costs, $0.6 million in higher travel-related costs and $0.4 million in higher miscellaneous selling expenses.

General and Administrative

General and administrative expenses were $45.9 million in fiscal 2011, which represented a decrease of 9.6%, or $4.9 million, from fiscal 2010. The decrease was primarily due to $6.8 million in lower professional fees, including costs to enforce our intellectual property, partially offset by $1.1 million in higher staffing-related costs and $0.6 million in higher depreciation expense. See Part I, Item 3 entitled "Legal Proceedings" and Note 16 of the Notes to the Consolidated Financial Statements for more information on the enforcement of our intellectual property.

Interest Expense

Interest expense was $0.2 million in both fiscal 2011 and 2010, which primarily represented interest expense on our capital lease obligations.

Other Income (Expense), Net

Other expense was $1.3 million in fiscal 2011, compared to $0.5 million during fiscal 2010. The increase in other expense was primarily due to $1.1 million in foreign exchange effects, primarily related to changes in the exchange rate of the Japanese yen and the New Taiwan dollar to the U.S. dollar, net of the gains and losses incurred on forward foreign exchange contracts discussed in Note 10 of the Notes to the Consolidated Financial Statements.

Provision for Income Taxes

Our effective income tax rate was 34.5% in fiscal 2011 compared to 32.5% in fiscal 2010. The increase in the effective tax rate was primarily due to a number of factors related to share-based compensation expense, including tax impacts of stock option exercises and the vesting of restricted stock for certain employees, and taxable executive compensation in excess of limits defined in section 162(m) of the Internal Revenue Code, partially offset by the reinstatement of the U.S. research and experimentation tax credit in December 2010, which was retroactively effective as of January 1, 2010. Our income tax provision in fiscal 2011 included adjustments to correct prior period amounts, including $0.7 million in tax expense related to executive compensation in fiscal 2008 through 2010 for which a previous tax benefit should not have been recorded, and the reversal of a $0.5 million deferred tax asset related to certain share-based compensation expense.

Net Income

Net income was $51.7 million in fiscal 2011, which represented an increase of 4.5%, or $2.2 million, from fiscal 2010. The increase was primarily due to increased sales volume, partially offset by a lower gross margin percentage, increased operating expenses and a higher effective tax rate.

Liquidity and Capital Resources

We completed a leveraged recapitalization during our fiscal quarter ended March 31, 2012. In conjunction with this recapitalization, we declared and paid a special cash dividend of $15 per share, or $347.1 million in aggregate. We funded the dividend with $175.0 million from our Term Loan and $172.1 million of existing Company cash balances.

We had cash flows from operating activities of $66.4 million in fiscal 2012, $93.6 million in fiscal 2011 and $88.4 million in fiscal 2010. Our cash provided by operating activities in fiscal 2012 originated from $40.8 million in net income and $38.1 million in non-cash items, partially offset by a $12.5 million decrease in cash flow due to a net increase in working capital. The decrease in cash from operations in fiscal 2012 from fiscal 2011 was primarily due to decreased net income and increases in working capital amounts associated with higher inventories and gross accounts receivable. The increase in inventories was primarily due to raw material purchases made in the fourth quarter of fiscal 2012 for business continuity purposes as we negotiate the terms of a new supply agreement with an existing supplier to replace the current agreement, which will expire at the end of December 2012. These negative cash flow effects were partially offset by the increase in bad debt expense, which is a non-cash expense, and changes in the timing and magnitude of income tax payments.

We used $19.7 million in investing activities in fiscal 2012, of which $19.6 million represented purchases of property, plant and equipment. Capital expenditures in fiscal 2012 included the completion of payment for the fiscal 2011 construction of our facility in South Korea. We used $28.2 million in investing activities in fiscal 2011 of which $28.1 million represented purchases of property, plant and equipment. Capital expenditures in fiscal 2011 included the majority of costs associated with the construction of our facility in South Korea and capacity expansions of our Japan and Singapore facilities, net of the amounts that remained in accounts payable and accrued expenses at the end of the fiscal year. We used $11.9 million in investing activities in fiscal 2010 representing $11.7 million in purchases of property, plant and equipment and $0.2 million in other investing cash outflows. We estimate that our total capital expenditures in fiscal 2013 will be between $20 million and $25 million.

In fiscal 2012, cash flows used in financing activities were $171.7 million. We used $347.1 million to fund the special cash dividend paid in the quarter ended March 31, 2012, $33.0 million to repurchase common stock under our share repurchase program, $2.2 million to repay long-term debt and $1.5 million to repurchase common stock pursuant to the terms of our Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan (EIP) and our 2012 Omnibus Incentive Plan (OIP) for shares withheld from award recipients to cover payroll taxes on the vesting of restricted stock granted under our EIP and OIP. We received $175.0 million from the drawdown of our Term Loan, $36.5 million from the issuance of common stock related to the exercise of stock options granted under our EIP and the sale of shares to employees under our 2007 Employee Stock Purchase Plan, as amended and restated January 1, 2010 (ESPP), and we received $0.6 million in tax benefits related to exercises of stock options and vesting of restricted stock granted under our EIP. The issuance of stock in fiscal 2012 included 1.0 million shares in exercises of stock options, of which approximately half would have expired within one year, which increased our weighted average shares outstanding. In fiscal 2011, cash flows used in financing activities were $17.9 million. We used $54.1 million to repurchase common stock under our share repurchase program, $1.4 million to repurchase common stock pursuant to the terms of our EIP for shares withheld from award recipients to cover payroll taxes on the vesting of restricted stock granted under the EIP, and we made $1.3 million in principal payments under capital lease obligations. These cash outflows were partially offset by $38.1 million received from the issuance of common stock related to the exercise of stock options granted under our EIP and the sale of shares to employees under our ESPP. In addition, we received $0.8 million in tax benefits related to stock options exercised and vesting of restricted stock awarded under our EIP. In fiscal 2010, cash flows used in financing activities were $23.5 million. We used $25.0 million to repurchase common stock under our share repurchase plan, $0.8 million to repurchase common stock pursuant to the terms of our EIP for shares withheld from award recipients by the Company to cover payroll taxes on the vesting of restricted stock granted under the EIP, and we made $1.2 million in principal payments under capital lease obligations. These cash outflows were partially offset by $3.4 million received from the issuance of common stock related to the exercise of stock options granted under our EIP and the sale of shares to employees under our ESPP.

In November 2010, our Board of Directors authorized a share repurchase program for up to $125.0 million of our outstanding common stock, which became effective on the authorization date. We repurchased 671,100 shares for $29.1 million under this program in fiscal 2011 and we repurchased 929,407 shares for $33.0 million during fiscal 2012 under this program. As of December 13, 2011, we had $82.9 million remaining under this share repurchase program. In conjunction with our new capital management initiative, on December 13, 2011, our Board of Directors authorized an increase in the amount available under our share repurchase program to $150.0 million. With this increased authorization, as of September 30, 2012, $130.0 million remains outstanding under our share repurchase program. Share repurchases are made from time to time, depending on market conditions, in open market transactions, at management's discretion. We repurchased 564,568 shares for $25.0 million during fiscal 2011 under a prior share repurchase program, which was completed during the fiscal quarter ended March 31, 2011. To date, we have funded share purchases under our share repurchase program from our available cash balance, and anticipate we will continue to do so.

We entered into a Credit Agreement in February 2012, which provided us with a $175.0 million Term Loan and a $100.0 million Revolving Credit Facility, with sub-limits for multicurrency borrowings, letters of credit and swing-line loans. The Term Loan and Revolving Credit Facility are referred to as the "Credit Facilities". The Credit Agreement provides us an uncommitted accordion feature that allows us to request the existing lenders or, if necessary, third-party financial institutions to provide additional capacity in the Revolving Credit Facility, in an amount not to exceed $75.0 million. The Term Loan has periodic scheduled principal repayments; however, we may prepay the loan without penalty. The Credit Facilities are scheduled to expire on February 13, 2017. The Term Loan was drawn on February 27, 2012 and the Revolving Credit Facility remains undrawn. In connection with the Credit Agreement, we terminated our previously existing $50.0 million unsecured revolving credit facility. The Credit Agreement contains covenants that restrict the ability of the Company and its subsidiaries to take certain actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends or amending organizational documents. The Credit Agreement requires us to comply with certain financial ratio maintenance covenants, including a maximum consolidated leverage ratio of 3.00 to 1.00 through June 30, 2013 and a minimum consolidated fixed charge coverage ratio of 1.25 to 1.00. As of September 30, 2012, our consolidated leverage ratio was 1.60 to 1.00 and our consolidated fixed charge coverage ratio was 10.93 to 1.00. The Credit Agreement also contains customary affirmative covenants and events of default. We believe we are in compliance with these covenants. See Note 9 of the Notes to the Consolidated Financial Statements for additional information regarding the Credit Agreement.

As of September 30, 2012, we had $178.5 million of cash and cash equivalents, $27.9 million of which was held at foreign subsidiaries in Singapore and Taiwan where we have made a current election to permanently reinvest the earnings rather than repatriate the earnings to the U.S. If we choose to repatriate these earnings in the future through dividends or loans to the U.S. parent company, the earnings could become subject to additional income tax expense.

We believe that our current balance of cash and long-term investments, cash generated by our operations and available borrowing capacity under our new Credit Facility will be sufficient to fund our operations, expected capital expenditures, merger and acquisition activities and share repurchases for the foreseeable future. However, we plan to further expand our business; therefore, we may need to raise additional funds in the future through equity or debt financing, strategic relationships or other arrangements. Depending on future conditions in the capital and credit markets, we could encounter difficulty securing additional financing in the type or amount necessary to pursue these objectives.

Off-Balance Sheet Arrangements

At September 30, 2012 and 2011, we did not have any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might have been established for the purpose of facilitating off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations at September 30, 2012, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

Contractual Obligations (In millions)	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
Long-term debt	$172.8	$10.9	$26.3	$135.6	$ —
Interest expense and fees on long-term debt	13.2	3.7	6.2	3.3	—
Purchase obligations	27.0	26.0	0.3	0.3	0.4
Operating leases	8.4	2.8	3.3	1.8	0.5
Other long-term liabilities*	7.1	—	—	—	7.1
Total contractual obligations	$228.5	$43.4	$36.1	$141.0	$8.0

**We have excluded $2.0 million in deferred tax liabilities from the other long-term liability amounts presented as the deferred taxes that will be settled in cash are not known and the timing of any such payments is uncertain.*

Interest Expense and Fees on Long-Term Debt

Interest payments on long-term debt reflect LIBOR-based floating rates in effect at September 30, 2012. Commitment fees are based on our estimated consolidated leverage ratio in future periods. See Note 9 of the Notes to the Consolidated Financial Statements for additional information regarding our long-term debt.

Purchase Obligations

We have entered into multi-year supply agreements with Cabot Corporation, our former parent company which is not a related party, for the purchase of certain fumed metal oxides. We purchase fumed silica primarily under a fumed silica supply agreement with Cabot Corporation that became effective in January 2004, and was amended in September 2006 and in April 2008, the latter of which extended the termination date of the agreement from December 2009 to December 2012 and also changed the pricing and some other non-material terms of the agreement to the benefit of both parties. We are generally obligated to purchase fumed silica for at least 90% of our six-month volume forecast for certain of our slurry products, to purchase certain minimum quantities every six months, and to pay for the shortfall if we purchase less than these amounts. We are currently working with Cabot Corporation to negotiate the terms of a new fumed silica supply agreement that we anticipate would take effect following the expiration of the current agreement; however, the terms of the new agreement may be different from those in the current agreement. Since December 2001, we have purchased fumed alumina primarily under a fumed alumina supply agreement with Cabot Corporation that expired in December 2011. We are now operating under a renewed fumed alumina supply agreement with Cabot Corporation, which expires in April 2013, under which we are obligated to pay certain fixed, capital and variable costs, and have certain take-or-pay obligations. We currently anticipate we will not have to pay any shortfall under these agreements. Under these agreements, Cabot Corporation continues to be our exclusive supplier of certain quantities and types of fumed silica and fumed alumina for certain products we produced as of the effective dates of these agreements. Subject to certain terms, Cabot Corporation is prohibited from selling certain types of fumed alumina to third parties for use in CMP applications, as well as engaging itself in CMP applications. If Cabot Corporation fails to supply us with our requirements for any reason, including if we require product specification changes that Cabot Corporation cannot meet, we have the right to purchase products meeting those specifications from other suppliers. We also may purchase fumed alumina and fumed silica from other suppliers for certain products, including those commercialized after certain dates related to these agreements and their amendments. Purchase obligations include an aggregate amount of $9.0 million of contractual commitments related to our Cabot Corporation agreements for fumed silica and fumed alumina.

Operating Leases

We lease certain vehicles, warehouse facilities, office space, machinery and equipment under cancelable and noncancelable operating leases, most of which expire within ten years of their respective commencement dates and may be renewed by us. Operating lease obligations also include certain costs associated with our pad finishing operation located at Taiwan Semiconductor Manufacturing Company, which are accounted for as operating lease payments.

Other Long-Term Liabilities

Other long-term liabilities at September 30, 2012 consist of liabilities related to our Japan retirement allowance, which represents approximately $5.7 million, our liability for future payments to be made under our Cabot Microelectronics Supplemental Employee Retirement Plan and our liability for uncertain tax positions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Effect of Currency Exchange Rates and Exchange Rate Risk Management

We conduct business operations outside of the United States through our foreign operations. Some of our foreign operations maintain their accounting records in their local currencies. Consequently, period to period comparability of results of operations is affected by fluctuations in exchange rates. The primary currencies to which we have exposure are the Japanese yen and the New Taiwan dollar. As noted in Item 7 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, the negative effects of foreign exchange rate changes, primarily related to the Japanese yen, accounted for a decrease in our full fiscal year 2011 gross profit percentage compared to full fiscal year 2010. From time to time we enter into forward contracts in an effort to manage foreign currency exchange exposure. However, we are unlikely to be able to hedge these exposures completely. During fiscal 2012, we recorded $6.9 million in currency translation gains, net of tax, that are included in other comprehensive income on our Consolidated Balance Sheet. These gains primarily relate to changes in the U.S. dollar value of assets and liabilities transacted in foreign currencies based on the general fluctuations of the U.S. dollar relative to the Japanese yen and the New Taiwan dollar. Approximately 13% of our revenue is transacted in currencies other than the U.S. dollar. However, we also incur expenses in foreign countries that are transacted in currencies other than the U.S. dollar, so the net exposure on the Consolidated Statement of Income is reduced. We do not currently enter into forward exchange contracts or other derivative instruments for speculative or trading purposes.

Market Risk and Sensitivity Analysis Related to Foreign Exchange Rate Risk

There was a significant weakening of the U.S. dollar against the Japanese yen during our fiscal years 2010 and 2011, which had some negative impact on our results of operations. We have performed a sensitivity analysis assuming a hypothetical additional 10% adverse movement in foreign exchange rates. As of September 30, 2012, the analysis demonstrated that such market movements would not have a material adverse effect on our consolidated financial position, results of operations or cash flows over a one-year period. Actual gains and losses in the future may differ materially from this analysis based on changes in the timing and amount of foreign currency rate movements and our actual exposures.

Interest Rate Risk

At September 30, 2012, we have $172.8 million in long-term debt at variable interest rates. Assuming a hypothetical 100 basis point increase in our current variable interest rate, our interest expense would increase by approximately $0.4 million per quarter.

Market Risk Related to Investments in Auction Rate Securities

At September 30, 2012, we owned two auction rate securities (ARS) with a total estimated fair value of $8.0 million ($8.2 million par value) which were classified as other long-term assets on our Consolidated Balance Sheet. Beginning in 2008, general uncertainties in the global credit markets significantly reduced liquidity in the ARS market, and this illiquidity continues. For more information on our ARS, see "Risk Factors" set forth in Part I, Item 1A, "Critical Accounting Policies and Estimates" in MD&A in Part II, Item 7, and Notes 3 and 7 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Financial Statement Schedule

All other schedules are omitted, because they are not required, are not applicable, or the information is included in the consolidated financial statements and notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Cabot Microelectronics Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Cabot Microelectronics Corporation and its subsidiaries at September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, IL
November 20, 2012

CABOT MICROELECTRONICS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended September 30,		
	2012	2011	2010
Revenue	**$427,657**	$445,442	$408,201
Cost of goods sold	**223,630**	231,336	204,704
Gross profit	**204,027**	214,106	203,497
Operating expenses:			
Research, development and technical	**58,642**	58,035	51,818
Selling and marketing	**29,516**	29,758	26,885
General and administrative	**49,345**	45,928	50,783
Total operating expenses	**137,503**	133,721	129,486
Operating income	**66,524**	80,385	74,011
Interest expense	**2,309**	155	233
Other income (expense), net	**(1,344)**	(1,318)	(501)
Income before income taxes	**62,871**	78,912	73,277
Provision for income taxes	**22,045**	27,250	23,819
Net income	**$ 40,826**	$ 51,662	$ 49,458
Basic earnings per share	**$ 1.81**	$ 2.26	$ 2.14
Weighted-average basic shares outstanding	**22,506**	22,896	23,084
Diluted earnings per share	**$ 1.75**	$ 2.20	$ 2.13
Weighted-average diluted shares outstanding	**23,280**	23,435	23,273
Dividends per share	**$ 15.00**	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CABOT MICROELECTRONICS CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	September 30,	
	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 178,459	$ 302,546
Accounts receivable, less allowance for doubtful accounts of $4,757 at September 30, 2012, and $1,090 at September 30, 2011	53,506	52,747
Inventories	66,472	56,128
Prepaid expenses and other current assets	12,608	14,735
Deferred income taxes	6,843	4,249
Total current assets	317,888	430,405
Property, plant and equipment, net	125,020	130,791
Goodwill	44,620	41,148
Other intangible assets, net	12,473	14,651
Deferred income taxes	5,879	862
Other long-term assets	11,945	10,372
Total assets	$ 517,825	$ 628,229
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 19,542	$ 22,436
Current portion of long-term debt	10,937	—
Capital lease obligations	2	10
Accrued expenses, income taxes payable and other current liabilities	32,738	33,104
Total current liabilities	63,219	55,550
Long-term debt, net of current portion	161,875	—
Deferred income taxes	2,017	—
Capital lease obligations, net of current portion	19	2
Other long-term liabilities	7,104	6,323
Total liabilities	234,234	61,875
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Common Stock: Authorized: 200,000,000 shares, $0.001 par value; Issued: 28,864,527 shares at September 30, 2012, and 27,652,336 shares at September 30, 2011	29	28
Capital in excess of par value of common stock	329,782	278,360
Retained earnings	129,441	435,429
Accumulated other comprehensive income	30,466	24,127
Treasury stock at cost, 5,682,288 shares at September 30, 2012, and 4,715,577 shares at September 30, 2011	(206,127)	(171,590)
Total stockholders' equity	283,591	566,354
Total liabilities and stockholders' equity	$ 517,825	$ 628,229

The accompanying notes are an integral part of these consolidated financial statements.

CABOT MICROELECTRONICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	**$ 40,826**	$ 51,662	$ 49,458
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**23,545**	23,992	24,994
Provision for doubtful accounts	**3,771**	(18)	(113)
Share-based compensation expense	**13,306**	12,646	11,643
Deferred income tax expense (benefit)	**(3,523)**	4,934	(2,150)
Non-cash foreign exchange (gain)/loss	**748**	(212)	(498)
Loss on disposal of property, plant and equipment	**247**	140	107
Impairment of property, plant and equipment	**968**	198	158
Other	**(925)**	(723)	92
Changes in operating assets and liabilities:			
Accounts receivable	**(4,622)**	6,623	(1,985)
Inventories	**(10,228)**	(2,816)	(5,715)
Prepaid expenses and other assets	**432**	(658)	(6,021)
Accounts payable	**2,026**	(1,021)	1,555
Accrued expenses, income taxes payable and other liabilities	**(164)**	(1,181)	16,860
Net cash provided by operating activities	**66,407**	93,566	88,385
Cash flows from investing activities:			
Additions to property, plant and equipment	**(19,586)**	(28,052)	(11,657)
Proceeds from the sale of property, plant and equipment	**8**	41	2
Purchase of intangible assets	**(155)**	(200)	(315)
Proceeds from the sale of investments	**50**	25	50
Net cash used in investing activities	**(19,683)**	(28,186)	(11,920)
Cash flows from financing activities:			
Dividends paid	**(347,140)**	—	—
Issuance of long-term debt	**175,000**	—	—
Repayment of long-term debt	**(2,188)**	—	—
Repurchases of common stock	**(34,537)**	(55,499)	(25,764)
Net proceeds from issuance of stock	**36,497**	38,051	3,429
Tax benefits associated with share-based compensation expense	**636**	830	—
Principal payments under capital lease obligations	**(11)**	(1,296)	(1,210)
Net cash used in financing activities	**(171,743)**	(17,914)	(23,545)
Effect of exchange rate changes on cash	**932**	916	1,292
Increase (decrease) in cash	**(124,087)**	48,382	54,212
Cash and cash equivalents at beginning of year	**302,546**	254,164	199,952
Cash and cash equivalents at end of year	**$ 178,459**	$302,546	$254,164
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	**$ 22,701**	$ 19,788	$ 29,174
Cash paid for interest	**$ 2,336**	$ 158	$ 257
Supplemental disclosure of non-cash investing and financing activities:			
Purchases of property, plant and equipment in accrued liabilities and accounts payable at the end of period	**$ 1,894**	$ 6,322	$ 974
Issuance of restricted stock	**$ 6,374**	$ 6,774	$ 4,985
Assets acquired under capital lease	**$ 20**	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CABOT MICROELECTRONICS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock	Capital In Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income (net of tax)	Treasury Stock	Total
Balance at September 30, 2009	$26	$ 213,031	$ 334,309	$ 13,690		$ (90,327)	$ 470,729
Share-based compensation expense		11,643					11,643
Repurchases of common stock under share repurchase plans, at cost						(24,998)	(24,998)
Repurchases of common stock—other, at cost						(766)	(766)
Exercise of stock options		2,283					2,283
Issuance of Cabot Microelectronics restricted stock under deposit share plan		45					45
Issuance of Cabot Microelectronics stock under Employee Stock Purchase Plan		1,101					1,101
Net income			49,458		$49,458		
Foreign currency translation adjustment				4,580	4,580		
Minimum pension liability adjustment				268	268		
Total comprehensive income					$54,306		54,306
Balance at September 30, 2010	$26	$ 228,103	$ 383,767	$ 18,538		$ (116,091)	$ 514,343
Share-based compensation expense		12,646					12,646
Repurchases of common stock under share repurchase plans, at cost						(54,106)	(54,106)
Repurchases of common stock—other, at cost						(1,393)	(1,393)
Exercise of stock options	2	35,953					35,955
Issuance of Cabot Microelectronics restricted stock under deposit share plan		145					145
Issuance of Cabot Microelectronics stock under Employee Stock Purchase Plan		1,951					1,951
Deferred tax effect of long-term incentives		(700)					(700)
Tax deduction for the exercise of stock options granted prior to the adoption of ASC 718		262					262
Net income			51,662		$51,662		
Foreign currency translation adjustment				5,490	5,490		
Minimum pension liability adjustment				99	99		
Total comprehensive income					$57,251		57,251
Balance at September 30, 2011	$28	$ 278,360	$ 435,429	$ 24,127		$ (171,590)	$ 566,354
Share-based compensation expense, net of compensation related to dividends on unvested restricted stock		12,980					12,980
Repurchases of common stock under share repurchase plans, at cost						(33,026)	(33,026)
Repurchases of common stock—other, at cost						(1,511)	(1,511)
Exercise of stock options	1	34,106					34,107
Issuance of Cabot Microelectronics restricted stock under deposit share plan		155					155
Issuance of Cabot Microelectronics stock under Employee Stock Purchase Plan		2,228					2,228
Dividends paid, net of expected forfeitures of unvested restricted stock			(346,814)				(346,814)
Tax deduction for the exercise of stock options granted prior to the adoption of ASC 718		498					498
Tax deduction for the dividend paid on unvested restricted stock, net of expected forfeitures		1,455					1,455
Net income			40,826		$40,826		
Foreign currency translation adjustment				6,876	6,876		
Minimum pension liability adjustment				(537)	(537)		
Total comprehensive income					$47,165		47,165
Balance at September 30, 2012	**$29**	**$329,782**	**$129,441**	**$30,466**		**$(206,127)**	**$283,591**

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share and per share amounts)

1. Background and Basis of Presentation

Cabot Microelectronics Corporation ("Cabot Microelectronics", "the Company", "us", "we" or "our") supplies high-performance polishing slurries and pads used in the manufacture of advanced integrated circuit (IC) devices within the semiconductor industry, in a process called chemical mechanical planarization (CMP). CMP polishes surfaces at an atomic level, thereby enabling IC device manufacturers to produce smaller, faster and more complex IC devices with fewer defects. We develop, produce and sell CMP slurries for polishing many of the conducting and insulating materials used in IC devices, and also for polishing the disk substrates and magnetic heads used in hard disk drives. We also develop, manufacture and sell CMP polishing pads, which are used in conjunction with slurries in the CMP process. We also pursue other demanding surface modification applications through our Engineered Surface Finishes (ESF) business where we believe we can leverage our expertise in CMP consumables for the semiconductor industry to develop products for demanding polishing applications in other industries.

The audited consolidated financial statements have been prepared by us pursuant to the rules of the Securities and Exchange Commission (SEC) and accounting principles generally accepted in the United States of America. We operate predominantly in one industry segment—the development, manufacture, and sale of CMP consumables. Reclassifications of prior period amounts have been made to separate interest expense from other income (expense) to conform to the current period presentation.

Results of Operations

The results of operations for the fiscal year ended September 30, 2012 include certain adjustments to correct prior period amounts, which we have determined to be immaterial to the current period and the prior periods to which they relate. These adjustments included the correction of historical tax accounting related to the acquisition of Epoch Material Co., Ltd. (Epoch) in fiscal 2009 and the correction of prior period remeasurement of certain foreign cash balances into their functional currency amounts, which were recorded in the third quarter of fiscal 2012, and the correction of additional historical tax accounting recorded in the fourth quarter of fiscal 2012. The correction of tax accounting related to the Epoch acquisition resulted in additional income tax expense of $172 in the Consolidated Statement of Income and adjustments to the Consolidated Balance Sheet including: an increase of $2,172 in cumulative translation adjustment within accumulated other comprehensive income (CTA); an increase of $1,712 in goodwill; and a decrease of $288 in deferred tax liabilities. The correction of the historical remeasurement of certain foreign cash balances resulted in $333 of additional expense ($222, net of tax) included in other income (expense) on the Consolidated Statement of Income. Additional tax accounting related corrections recorded in the fourth quarter resulted in additional income tax expense of $801 and adjustments to the Consolidated Balance Sheet including: a decrease of $1,104 in deferred tax liabilities; a decrease of $64 in deferred tax assets; a decrease of $891 in income tax receivable; and an increase of $950 in CTA. Collectively, these adjustments reduced net income for fiscal 2012 by $1,195 and diluted earnings per share by approximately $0.05.

The results of operations for the fiscal year ended September 30, 2011 include certain adjustments to correct prior period amounts, which we have determined to be immaterial to the current period and the prior periods to which they relate. Adjustments in fiscal 2011 listed below related to: (1) $1,474 ($1,014, net of tax) in employer-paid fringe benefits for required contributions to our 401(k) Plan, Supplemental Employee Retirement Plan, and non-United States statutory pension plans as a result of our annual payment pursuant to our fiscal 2010 annual incentive cash bonus program (AIP); (2) income tax expense of $671 recorded for certain compensation in fiscal 2008 through 2010 for which a previous tax benefit should not have been recorded; (3) the reversal of a $497 deferred tax asset regarding certain share-based compensation expense which is not subject to such tax treatment; (4) our under-accrual of $290 ($199, net of tax) for payments made pursuant to the AIP as a result of the calculation of results against goals under the AIP; and (5) other immaterial corrections to deferred tax assets and liabilities that reduced our income tax expense by $101. Collectively, these adjustments reduced net income for fiscal 2011 by $2,280 and diluted earnings per share by approximately $0.10.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Cabot Microelectronics and its subsidiaries. All intercompany transactions and balances between the companies have been eliminated as of September 30, 2012.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting estimates that require management's most difficult and subjective judgments include, but are not limited to, those estimates related to bad debt expense, warranty obligations, inventory valuation, valuation and classification of auction rate securities, impairment of long-lived assets and investments, business combinations, goodwill, other intangible assets, share-based compensation, income taxes and contingencies. We base our estimates on historical experience, current conditions and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and estimates and judgments routinely require adjustment. Actual results may differ from these estimates under different assumptions or conditions.

Cash, Cash Equivalents and Short-Term Investments

We consider investments in all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. Short-term investments include securities generally having maturities of 90 days to one year. We did not own any securities that were considered short-term as of September 30, 2012 or 2011. See Note 3 for a more detailed discussion of other financial instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We maintain an allowance for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments. Our allowance for doubtful accounts is based on historical collection experience, adjusted for any specific known conditions or circumstances such as customer bankruptcies and increased risk due to economic conditions. Uncollectible account balances are charged against the allowance when we believe that it is probable that the receivable will not be recovered.

Accounts receivable, net of allowances for doubtful accounts, was $53,506 as of September 30, 2012 and $52,747 as of September 30, 2011. The increase was primarily due to the increase in revenue recorded in the fourth quarter of fiscal 2012 as compared to the fourth quarter of fiscal 2011, partially offset by an increase in the allowance for doubtful accounts. The increase in the allowance for doubtful accounts was primarily related to $3,727 in bad debt expense recorded in the second quarter of fiscal 2012 for Elpida Memory, Inc. (Elpida), a significant customer in Japan that filed for bankruptcy protection in February 2012. Amounts charged to expense are recorded in general and administrative expenses. Elpida owed the Company $3,727 in accounts receivable for shipments made prior to its bankruptcy filing. To our understanding, Elpida's bankruptcy plan has not been formally approved, and collection of any or all of this balance remains uncertain. Consequently, we have maintained a reserve for the entire balance. Elpida has been paying the Company on a current basis for all shipments made subsequent to its bankruptcy filing. The Elpida receivable is denominated in Japanese yen, so it is subject to foreign exchange fluctuations which are included in the table below under the deductions and adjustments. Our allowance for doubtful accounts changed during the fiscal year ended September 30, 2012 as follows:

Balance as of September 30, 2011	$ 1,090
Amounts charged to expense	3,771
Deductions and adjustments	(104)
Balance as of September 30, 2012	**$4,757**

See Schedule II under Part IV, Item 15 of this Form 10-K for more information on our allowance for doubtful accounts.

Concentration of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist principally of accounts receivable. We perform ongoing credit evaluations of our customers' financial conditions and generally do not require collateral to secure accounts receivable. Our exposure to credit risk associated with nonpayment is affected principally by conditions or occurrences within the semiconductor industry and global economy. Prior to the one situation in fiscal 2012, we had not experienced significant losses relating to accounts receivable from individual customers or groups of customers.

Customers who represented more than 10% of revenue are as follows:

	Year Ended September 30,		
	2012	2011	2010
Taiwan Semiconductor Manufacturing Co. (TSMC)	**18%**	17%	18%
Samsung	**13%**	10%	*
United Microelectronics Corporation (UMC)	*	*	11%

**Denotes less than ten percent of total*

TSMC accounted for 17.1% and 12.9% of net accounts receivable at September 30, 2012 and 2011, respectively. Samsung accounted for 12.1% and 11.4% of net accounts receivable at September 30, 2012 and 2011, respectively.

Fair Values of Financial Instruments

The recorded amounts of cash, accounts receivable, and accounts payable approximate their fair values due to their short-term, highly liquid characteristics. The fair value of our long-term auction rate securities (ARS) is determined through discounted cash flow analyses. See Note 3 for a more detailed discussion of the fair value of financial instruments.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market. Finished goods and work in process inventories include material, labor and manufacturing overhead costs. We regularly review and write down the value of inventory as required for estimated obsolescence or unmarketability. An inventory reserve is maintained based upon a historical percentage of actual inventories written off and applied against inventory value at the end of the period, adjusted for known conditions and circumstances.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is based on the following estimated useful lives of the assets using the straight-line method:

Buildings	15–25 years
Machinery and equipment	3–10 years
Furniture and fixtures	5–10 years
Information systems	3–5 years
Assets under capital leases	Term of lease or estimated useful life

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized and depreciated over the remaining useful lives. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations. We capitalize the costs related to the design and development of software used for internal purposes.

Impairment of Long-Lived Assets

Reviews are regularly performed to determine whether facts and circumstances exist that indicate the carrying amount of assets may not be recoverable or the useful life is shorter than originally estimated. Asset recoverability assessment begins by comparing the projected undiscounted cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If assets are determined to be recoverable, but their useful lives are shorter than originally estimated, the net book value of the asset is depreciated over the newly determined remaining useful life.

Goodwill and Intangible Assets

We amortize intangible assets with finite lives over their estimated useful lives, which range from one to ten and one-half years. Intangible assets with finite lives are reviewed for impairment using a process similar to that used to evaluate other long-lived assets. Goodwill and indefinite-lived intangible assets are not amortized and are tested annually in the fourth fiscal quarter or more frequently if indicators of potential impairment exist, using a fair-value-based approach. The recoverability of goodwill is measured at the reporting unit level, which is defined as either an operating segment or one level below an operating segment, referred to as a component. A component is a reporting unit when the component constitutes a business for which discreet financial information is available and segment management regularly reviews the operating results of the component. Components may be combined into one reporting unit when they have similar economic characteristics. We had three reporting units to which we allocated goodwill and intangible assets as of September 30, 2012. Goodwill impairment testing requires a comparison of the fair value of each reporting unit to the carrying value. If the carrying value exceeds fair value, goodwill is considered impaired. The amount of the impairment is the difference between the carrying value of goodwill and the "implied" fair value. The fair value of the reporting unit may be determined using a discounted cash flow analysis of our projected future results. As discussed later in this Note 2 under the heading "Effects of Recent Accounting Pronouncements", an entity now has the option to assess qualitative factors to determine if the two-step impairment test must be performed. We elected this option in both fiscal 2012 and 2011 when we performed our annual impairment review of goodwill. As also discussed under "Effects of Recent Accounting Pronouncements", an entity now has the option to assess qualitative factors in its impairment review of indefinite-lived intangible assets. We elected this option in fiscal 2012 when we performed our impairment review of our indefinite-lived intangible assets. We determined that goodwill and other intangible assets were not impaired as of September 30, 2012.

Warranty Reserve

We maintain a warranty reserve that reflects management's best estimate of the cost to replace product that does not meet customers' specifications and performance requirements. The warranty reserve is based upon a historical product return rate, adjusted for any specific known conditions or circumstances. Adjustments to the warranty reserve are recorded in cost of goods sold.

Foreign Currency Translation

Certain operating activities in Asia and Europe are denominated in local currency, considered to be the functional currency. Assets and liabilities of these operations are translated using exchange rates in effect at the end of the year, and revenue and costs are translated using weighted-average exchange rates for the year. The related translation adjustments are reported in comprehensive income in stockholders' equity.

Foreign Exchange Management

We transact business in various foreign currencies, primarily the Japanese yen and New Taiwan dollar. Our exposure to foreign currency exchange risks has not been significant because a large portion of our business is denominated in U.S. dollars. However, there was a significant weakening of the U.S. dollar against the Japanese yen during our fiscal years 2010 and 2011, which had some negative impact on our results of operations. As noted in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, the negative effects of foreign exchange rate changes, primarily related to the Japanese yen, accounted for an approximate 1.5 percentage point decline in our gross profit margin in fiscal 2011 compared to fiscal 2010. Periodically we enter into forward foreign exchange contracts in an effort to mitigate the risks associated with currency fluctuations on certain foreign currency balance sheet exposures. Our foreign exchange contracts do not qualify for hedge accounting under the accounting rules for derivative instruments. See Note 10 for a more detailed discussion of derivative financial instruments.

Intercompany Loan Accounting

We maintain intercompany loan agreements with our wholly-owned subsidiary, Nihon Cabot Microelectronics K.K. ("the K.K."), under which we provided funds to the K.K. to finance the purchase of certain assets from our former Japanese branch at the time of the establishment of this subsidiary, for the purchase of land adjacent to our Geino, Japan, facility, for the construction of our Asia Pacific technology center, and for the purchase of a 300 millimeter polishing tool and related metrology equipment, all of which are part of the K.K., as well as for general business purposes. Since settlement of the notes is expected in the foreseeable future, and our subsidiary has been consistently making timely payments on the loans, the loans are considered foreign-currency transactions. Therefore the associated foreign exchange gains and losses are recognized as other income or expense rather than being deferred in the cumulative translation account in other comprehensive income.

We also maintain intercompany loan agreements between some of our wholly-owned foreign subsidiaries, including Cabot Microelectronics Singapore Pte. Ltd., Epoch Material Co., Ltd. in Taiwan and Hanguk Cabot Microelectronics, LLC in South Korea. These loans have provided funds for the construction and operation of our research, development and manufacturing facility in South Korea. These loans are also considered foreign currency transactions and are accounted for in the same manner as our intercompany loans to the K.K.

Purchase Commitments

We have entered into unconditional purchase obligations, which include noncancelable purchase commitments and take-or-pay arrangements with suppliers. We review our agreements and make an assessment of the likelihood of a shortfall in purchases and determine if it is necessary to record a liability.

Revenue Recognition

Revenue from CMP consumable products is recognized when title is transferred to the customer, provided acceptance and collectability are reasonably assured. Title transfer generally occurs upon shipment to the customer or when inventory held on consignment is consumed by the customer, subject to the terms and conditions of the particular customer arrangement. We have consignment agreements with a number of our customers that require, at a minimum, monthly consumption reports that enable us to record revenue and inventory usage in the appropriate period.

We market our products through distributors in a few areas of the world. We recognize revenue upon shipment and when title is transferred to the distributor. We do not have any arrangements with distributors that include payment terms, rights of return, or rights of exchange outside the normal course of business, or any other significant matters that would impact the timing of revenue recognition.

Within our Engineered Surface Finishes (ESF) business, sales of equipment are recorded as revenue upon delivery and customer acceptance. Amounts allocated to installation and training are deferred until those services are provided and are not material.

Revenues are reported net of any value-added tax or other such tax assessed by a governmental authority on our revenue-producing activities.

Shipping and Handling

Costs related to shipping and handling are included in cost of goods sold.

Research, Development and Technical

Research, development and technical costs are expensed as incurred and consist primarily of staffing costs, materials and supplies, depreciation, utilities and other facilities costs.

Income Taxes

Current income taxes are determined based on estimated taxes payable or refundable on tax returns for the current year. Deferred income taxes are determined using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Provisions are made for both U.S. and any foreign deferred income tax liability or benefit. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained by the taxing authorities, based on the technical merits of the position. In fiscal 2012, 2011 and 2010, we elected to permanently reinvest the earnings of certain of our foreign subsidiaries outside the U.S. rather than repatriating the earnings to the U.S. See Note 15 for additional information on income taxes.

Share-Based Compensation

We record share-based compensation expense for all share-based awards, including stock option grants, restricted stock and restricted stock unit awards and employee stock purchases. We calculate share-based compensation expense using the straight-line approach based on awards ultimately expected to vest, which requires the use of an estimated forfeiture rate. Our estimated forfeiture rate is primarily based on historical experience, but may be revised in future periods if actual forfeitures differ from the estimate. We use the Black-Scholes option-pricing model to estimate the grant date fair value of our stock options and employee stock purchase plan purchases. This model requires the input of highly subjective assumptions, including the price volatility of the underlying stock, the expected term of our stock options and the risk-free interest rate. We estimate the expected volatility of our stock options based on a combination of our stock's historical volatility and the implied volatilities from actively-traded options on our stock. Prior to fiscal 2012, we calculated the expected term of our stock options using the simplified method, due to our limited amount of historical option exercise data, and we added a slight premium to this expected term for employees who meet the definition of retirement eligible pursuant to their grants during the contractual term of the grant. The simplified method uses an average of the vesting term and the contractual term of the option to calculate the expected term. We experienced a significant increase in the volume of stock option exercises in fiscal 2011. Consequently, we used this exercise data, as well as historical exercise data, to calculate the expected term of our stock options granted in fiscal 2012, rather than using the simplified method, and we continued to add a slight premium for employees who meet the definition of retirement eligible under their grant terms. The expected term we calculated using option exercise history was within 1% of the expected term calculated under the simplified method. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant.

The fair value of our restricted stock and restricted stock unit awards represents the closing price of our common stock on the date of award.

For additional information regarding our share-based compensation plans, refer to Note 11.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated by using the weighted-average number of common shares outstanding during the period increased to include the weighted-average dilutive effect of "in-the-money" stock options and unvested restricted stock shares using the treasury stock method.

Comprehensive Income

Comprehensive income primarily differs from net income due to foreign currency translation adjustments.

Effects of Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, "Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (ASU 2011-04). The amendments in ASU 2011-04 change some of the wording used to describe certain U.S. GAAP requirements for measuring fair value and disclosing information about fair value measurements. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements and other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the fair value measurements and their related disclosures in our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220)—Presentation of Comprehensive Income" (ASU 2011-05). The provisions of ASU 2011-05 require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. If two separate statements are presented, the statement of other comprehensive income should immediately follow the statement of net income. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption of these provisions is permitted and will be applied retrospectively. The adoption of ASU 2011-05 will change the way we present comprehensive income as current U.S. GAAP permits an annual presentation of comprehensive income within the statement of equity and quarterly presentation of comprehensive income within the footnotes to the financial statements. We expect to present comprehensive income in a separate statement immediately following the statement of net income beginning in our fiscal quarter ending December 31, 2012.

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles-Goodwill and Other (Topic 350)—Testing Goodwill for Impairment" (ASU 2011-08). The provisions of ASU 2011-08 provide an entity with the option to assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. This qualitative assessment is referred to as a "step zero" approach. If, based on the review of the qualitative factors, an entity determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying value, the entity may skip the two-step impairment test required by prior accounting guidance. If an entity determines otherwise, the first step ("step one") of the two-step impairment test is required. This new accounting guidance also gives the entity the option to bypass "step zero" and proceed directly to "step one"; an entity may resume performing "step zero" in any subsequent period. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted if the financial statements for the most recent annual or interim period have not yet been issued. We chose to early adopt these new accounting provisions effective with our goodwill impairment review during the fourth quarter of fiscal 2011. We determined, based upon our qualitative assessment, that "step one" was not required as there were no indications that the fair value of our reporting units was less than the carrying value. See Note 6 for a more detailed discussion of our goodwill and intangible assets.

In December 2011, the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05" (ASU 2011-12). The provisions of ASU 2011-12 supersede the requirement of ASU 2011-05 to present the effect of reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of ASU 2011-12 will have a material effect on our financial statements as we do not expect material reclassification adjustments out of accumulated other comprehensive income.

In July 2012, the FASB issued ASU No. 2012-02, "Intangibles-Goodwill and Other (Topic) 350)—Testing Indefinite-Lived Intangible Assets for Impairment" (ASU 2012-02). The provisions of ASU 2012-20 provide an entity with the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If, based on the review of the qualitative factors, an entity determines it is not more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, no further action is required. If an entity determines otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test required by prior accounting guidance. Similar to under ASU 2011-08, the entity has the option to bypass the qualitative assessment and proceed directly to the fair value calculation and the entity may resume performing the qualitative analysis in any subsequent period. ASU 2012-02 is effective for fiscal years beginning after September 15, 2012, with early adoption permitted if the financial statements for the most recent annual or interim period have not yet been issued. We chose to early adopt these new accounting provisions effective with our goodwill impairment review during the fourth quarter of fiscal 2012. We determined, based upon our qualitative assessment, that the fair value calculation was not required as there were no indications that the fair value of our indefinite-lived intangible assets was less than their carrying value. See Note 6 for a more detailed discussion of our goodwill and intangible assets.

3. Fair Value of Financial Instruments

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The FASB established a three-level hierarchy for disclosure based on the extent and level of judgment used to estimate fair value. Level 1 inputs consist of valuations based on quoted market prices in active markets for identical assets or liabilities. Level 2 inputs consist of valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in an inactive market, or other observable inputs. Level 3 inputs consist of valuations based on unobservable inputs that are supported by little or no market activity.

The following tables present financial assets that we measured at fair value on a recurring basis at September 30, 2012 and 2011. As permitted under the relevant standards, we have chosen to not measure any of our liabilities at fair value as we believe our liabilities approximate their fair value due to their short-term, highly liquid characteristics. We have classified the following assets in accordance with the fair value hierarchy set forth in the applicable standards. In instances where the inputs used to measure the fair value of an asset fall into more than one level of the hierarchy, we have classified them based on the lowest level input that is significant to the determination of the fair value.

September 30, 2012	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	**$178,459**	**$—**	**$ —**	**$178,459**
Auction rate securities (ARS)	**—**	**—**	**7,991**	**7,991**
Other long-term investments	**1,082**	**—**	**—**	**1,082**
Total	**$179,541**	**$—**	**$7,991**	**$187,532**

September 30, 2011	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$ 302,546	$—	$ —	$ 302,546
Auction rate securities (ARS)	—	—	8,041	8,041
Other long-term investments	827	—	—	827
Total	$ 303,373	$—	$ 8,041	$ 311,414

Our cash and cash equivalents consist of various bank accounts used to support our operations and investments in institutional money-market funds which are traded in active markets. The ARS and other long-term investments are included in other long-term assets on our Consolidated Balance Sheet. The fair value of our long-term ARS is determined through two discounted cash flow analyses, one using a discount rate based on a market index comprised of tax exempt variable rate demand obligations and one using a discount rate based on the LIBOR swap curve, adding a risk factor to reflect current liquidity issues in the ARS market. Our other long-term investments represent the fair value of investments under the Cabot Microelectronics Supplemental Employee Retirement Plan (SERP), which is a nonqualified supplemental savings plan. The fair value of the investments is determined through quoted market prices within actively traded markets. Although the investments are allocated to individual participants and investment decisions are made solely by those participants, the SERP has been deemed a nonqualified plan. Consequently, the Company owns the assets and the related liability for disbursement until such time a participant makes a qualifying withdrawal. The long-term asset and long-term liability were adjusted to $1,082 in the fourth quarter of fiscal 2012 to reflect their fair value as of September 30, 2012.

We applied accounting standards regarding the classification and valuation of financial instruments to the valuation of our investment in ARS at September 30, 2012 and 2011. Our ARS investments at September 30, 2012 consisted of two tax exempt municipal debt securities with a total par value of $8,225. The ARS market began to experience illiquidity in early 2008, and this illiquidity continues. Despite this lack of liquidity, there have been no defaults of the underlying securities and interest income on these holdings continues to be received on scheduled interest payment dates. Our ARS, when purchased, were generally issued by A-rated municipalities. Although the credit ratings of both municipalities have been downgraded since our original investment, the ARS are credit enhanced with bond insurance and currently carry a credit rating of AA- by Standard and Poors.

Since an active market for ARS does not currently exist, we determine the fair value of these investments using a Level 3 discounted cash flow analysis and also consider other factors such as the reduced liquidity in the ARS market and nature of the insurance backing. Key inputs to our discounted cash flow model include projected cash flows from interest and principal payments and the weighted probabilities of improved liquidity or debt refinancing by the issuer. We also incorporate certain Level 2 market indices into the discounted cash flow analysis, including published rates such as the LIBOR rate, the LIBOR swap curve and a municipal swap index published by the Securities Industry and Financial Markets Association. The following table presents a reconciliation of the activity in fiscal 2012 for fair value measurements using level 3 inputs:

Balance as of September 30, 2011	$ 8,041
Net sales of ARS	(50)
Balance as of September 30, 2012	**$7,991**

Based on our fair value assessment, we determined that one ARS continues to be impaired as of September 30, 2012. This security has a fair value of $3,041 (par value $3,275). We assessed the impairment in accordance with the applicable standards and determined that the impairment was due to the lack of liquidity in the ARS market rather than to credit risk. We have maintained the $234 temporary impairment that we previously recorded. We believe that this ARS is not permanently impaired because in the event of default by the issuer, we expect the insurance provider would pay interest and principal following the original repayment schedule, we successfully monetized at par value $50 of this security during our fiscal quarter ended March 31, 2012 and we do not intend to sell the security nor do we believe we will be required to sell the security before the value recovers, which may be at maturity. We determined that the fair value of the other ARS was not impaired as of September 30, 2012. In November 2011, the municipality that issued our impaired ARS filed for bankruptcy protection. We considered these developments, in light of the continued insurance backing, and have concluded the impairment we have maintained remains adequate and temporary. See Note 7 for more information on these investments.

4. Inventories

Inventories consisted of the following:

	September 30,	
	2012	2011
Raw materials	**$34,591**	$26,217
Work in process	**6,333**	4,964
Finished goods	**25,548**	24,947
Total	**$66,472**	$56,128

The increase in our inventory balance at September 30, 2012 was primarily due to raw material purchases made for business continuity purposes as we negotiate the terms of a new supply agreement with an existing supplier to replace the current agreement, which will expire at the end of December 2012.

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	September 30,	
	2012	2011
Land	**$ 21,566**	$ 21,597
Buildings	**101,627**	100,779
Machinery and equipment	**181,117**	171,595
Furniture and fixtures	**6,417**	6,247
Information systems	**25,346**	23,318
Capital leases	**66**	9,820
Construction in progress	**4,890**	5,166
Total property, plant and equipment	**341,029**	338,522
Less: accumulated depreciation and amortization of assets under capital leases	**(216,009)**	(207,731)
Net property, plant and equipment	**$ 125,020**	$ 130,791

Depreciation expense, including amortization of assets recorded under capital leases, was $20,863, $21,271 and $22,568 for the years ended September 30, 2012, 2011 and 2010, respectively.

In fiscal 2012, we recorded $968 in impairment expense primarily related to the decision to write-off certain operational assets at one of our foreign locations in accordance with the applicable accounting standards for the impairment and disposal of long-lived assets. Of this amount, $842 and $126 was included in cost of goods sold and selling and marketing expense, respectively. Impairment expense for fiscal 2011 and 2010 was not material.

6. Goodwill and Other Intangible Assets

Goodwill was $44,620 and $41,148 as of September 30, 2012 and 2011, respectively. The increase in goodwill was due to a $1,712 correction discussed in Note 1, related to the calculation of foreign deferred tax liabilities associated with our fiscal 2009 acquisition of Epoch, and to $1,760 in foreign exchange fluctuations of the New Taiwan dollar.

The components of other intangible assets are as follows:

	September 30, 2012		September 30, 2011	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Other intangible assets subject to amortization:				
Product technology	**$ 8,387**	**$ 4,902**	$ 8,266	$ 3,890
Acquired patents and licenses	**8,270**	**6,775**	8,115	6,446
Trade secrets and know-how	**2,550**	**2,550**	2,550	2,550
Customer relationships, distribution rights and other	**12,586**	**6,283**	12,154	4,738
Total other intangible assets subject to amortization	**31,793**	**20,510**	31,085	17,624
Total other intangible assets not subject to amortization*	**1,190**		1,190	
Total other intangible assets	**$32,983**	**$20,510**	$32,275	$17,624

**Total other intangible assets not subject to amortization primarily consist of trade names.*

In fiscal 2012, we acquired $155 in other intangible assets, and other intangible assets increased by $553 due to foreign exchange fluctuations of the New Taiwan dollar. In fiscal 2011, other intangible assets increased by $275 due to foreign exchange fluctuations of the New Taiwan dollar.

Goodwill and indefinite-lived intangible assets are tested for impairment annually in the fourth fiscal quarter or more frequently if indicators of potential impairment exist, using a fair-value-based approach. The recoverability of goodwill is measured at the reporting unit level, which is defined as either an operating segment or one level below an operating segment. We have consistently determined the fair value of our reporting units using a discounted cash flow analysis ("step one") of our projected future results. As discussed in Note 2 under the heading "Effects of Recent Accounting Pronouncements", effective September 30, 2011, we adopted new accounting pronouncements related to our goodwill impairment analysis, which allows an entity to perform a "step zero" assessment of the fair value of their reporting units. We used this new guidance in our annual impairment analysis for goodwill in both fiscal 2012 and 2011. As also discussed in Note 2, in fiscal 2012, we adopted new accounting pronouncements related to our impairment review of indefinite-lived intangible assets, which allows a qualitative assessment of factors used in the impairment review. Changes in economic and operating conditions that occur after the annual impairment analysis or an interim impairment analysis that impact our assumptions may result in future impairment charges. As a result of the review performed in the fourth quarter of fiscal 2012, we determined that there was no impairment of our goodwill and intangible assets as of September 30, 2012.

Amortization expense was $2,682, $2,720 and $2,426 for fiscal 2012, 2011 and 2010, respectively. Estimated future amortization expense for the five succeeding fiscal years is as follows:

Fiscal Year	Estimated Amortization Expense
2013	$2,637
2014	2,510
2015	2,442
2016	2,020
2017	1,187

7. Other Long-Term Assets

Other long-term assets consisted of the following:

	September 30,	
	2012	2011
Auction rate securities	**$ 7,991**	$ 8,041
Other long-term assets	**2,872**	1,504
Other long-term investments	**1,082**	827
Total	**$11,945**	$10,372

As discussed in Note 3 of this Form 10-K, the two ARS that we owned as of September 30, 2012 are classified as long-term investments. The securities are credit enhanced with bond insurance to an AA- credit rating and all interest payments continue to be received on a timely basis. Although we believe these securities will ultimately be collected in full, we believe that it is not likely that we will be able to monetize the securities in our next business cycle (which for us is generally one year). We maintain a $234 pretax reduction ($151 net of tax) in fair value on one of the ARS that we first recognized in fiscal 2008. We continue to believe this decline in fair value is temporary based on: (1) the nature of the underlying debt; (2) the presence of bond insurance; (3) the fact that all interest payments have been received; (4) our successful monetization of $50 of this ARS during the quarter ended March 31, 2012; and (5) our intention not to sell the security nor be required to sell the security until the value recovers, which may be at maturity, given our current cash position, our expected future cash flow, and our unused debt capacity.

As discussed in Note 3 of this Form 10-K, we recorded a long-term asset and a corresponding long-term liability of $1,082 representing the fair value of our SERP investments as of September 30, 2012.

8. Accrued Expenses, Income Taxes Payable and Other Current Liabilities

Accrued expenses, income taxes payable and other current liabilities consisted of the following:

	September 30,	
	2012	2011
Accrued compensation	**$18,532**	$23,922
Goods and services received, not yet invoiced	**3,478**	3,457
Deferred revenue and customer advances	**3,341**	2,420
Warranty accrual	**359**	384
Income taxes payable	**2,843**	—
Taxes, other than income taxes	**1,041**	808
Other	**3,144**	2,113
Total	**$32,738**	$33,104

The decrease in accrued compensation was primarily due to the payment of our AIP earned in fiscal 2011, partially offset by the accrual of our AIP related to fiscal 2012. The income taxes payable represents amounts payable in foreign tax jurisdictions, which are presented gross of the income tax receivable amounts due from U.S. tax jurisdictions as of September 30, 2012.

9. Debt

On February 13, 2012, we entered into a credit agreement (the "Credit Agreement") among the Company, as Borrower, Bank of America, N.A., as administrative agent, swing line lender and an L/C issuer, Bank of America Merrill Lynch and J.P. Morgan Securities LLC, as joint lead arrangers and joint book managers, JPMorgan Chase Bank, N.A., as syndication agent, and Wells Fargo Bank, N.A. as documentation agent. The Credit Agreement provided us with a $175,000 term loan (the "Term Loan"), which we drew on February 27, 2012 to fund approximately half of the special cash dividend we paid to our stockholders on March 1, 2012, and a $100,000 revolving credit facility (the "Revolving Credit Facility"), which remains undrawn, with sub-limits for multicurrency borrowings, letters of credit and swing-line loans. The Term Loan and the Revolving Credit Facility are referred to as the "Credit Facilities". The Credit Agreement provides for an uncommitted accordion feature that allows us to request the existing lenders or, if necessary, third-party financial institutions to provide additional capacity in the Revolving Credit Facility, in an amount not to exceed $75,000. The Term Loan has periodic scheduled principal repayments; however, we may prepay the loan without penalty. The Credit Facilities are scheduled to expire on February 13, 2017. In connection with the Credit Agreement, the Company simultaneously terminated its previously existing $50,000 unsecured revolving credit facility, which had no outstanding balance at the time of termination.

Borrowings under the Credit Facilities (other than in respect of swing-line loans) bear interest at a rate per annum equal to the "Applicable Rate" (as defined below) plus, at our option, either (1) a LIBOR rate determined by reference to the cost of funds for deposits in the relevant currency for the interest period relevant to such borrowing or (2) the "Base Rate", which is the highest of (x) the prime rate of Bank of America, N.A., (y) the federal funds rate plus 1/2 of 1.00% and (z) the one-month LIBOR rate plus 1.00%. The initial Applicable Rate for borrowings under the Credit Facilities was 1.75% with respect to LIBOR borrowings and 0.25% with respect to Base Rate borrowings, with such Applicable Rate subject to adjustment based on our consolidated leverage ratio. Swing-line loans will bear interest at the Base Rate plus the Applicable Rate for Base Rate loans under the Revolving Credit Facility. In addition to paying interest on outstanding principal under the Credit Agreement, we will pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder at a rate ranging from 0.25% to 0.35%, based on our consolidated leverage ratio. Interest expense and commitment fees are paid according to the relevant interest period and no less frequently than at the end of each calendar quarter. We paid $2,658 in customary arrangement fees, upfront fees and administration fees, of which $537 and $1,800 remains in prepaid expenses and other current assets and other long-term assets, respectively, on our Consolidated Balance Sheet as of September 30, 2012.

We must also pay letter of credit fees as necessary. We may voluntarily prepay the Credit Facilities without premium or penalty, subject to customary "breakage" fees and reemployment costs in the case of LIBOR borrowings. All obligations under the Credit Agreement are guaranteed by each of our existing and future direct and indirect domestic subsidiaries (the "Guarantors"). The obligations under the Credit Agreement and guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interests in the assets of the Company and its domestic subsidiaries.

The Credit Agreement contains covenants that restrict the ability of the Company and its subsidiaries to take certain actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends or amending organizational documents. The Credit Agreement requires us to comply with certain financial ratio maintenance covenants, including a maximum consolidated leverage ratio of 3.00 to 1.00 through June 30, 2013 and a minimum consolidated fixed charge coverage ratio of 1.25 to 1.00. As of September 30, 2012, our consolidated leverage ratio was 1.60 to 1.00 and our consolidated fixed charge coverage ratio was 10.93 to 1.00. The Credit Agreement also contains customary affirmative covenants and events of default. We believe we are in compliance with these covenants.

At September 30, 2012, we believe the fair value of the Term Loan approximates its carrying value of $172,812 as the loan bears a floating market rate of interest. As of September 30, 2012, $10,937 of the debt outstanding is classified as short term.

As of September 30, 2012, scheduled principal repayments of the Term Loan were as follows:

Fiscal Year	Principal Repayments
2013	$ 10,937
2014	10,938
2015	15,312
2016	21,875
2017	113,750
Total	$172,812

10. Derivative Financial Instruments

Periodically we enter into forward foreign exchange contracts in an effort to mitigate the risks associated with currency fluctuations on certain foreign currency balance sheet exposures. Our foreign exchange contracts do not qualify for hedge accounting; therefore, the gains and losses resulting from the impact of currency exchange rate movements on our forward foreign exchange contracts are recognized as other income or expense in the accompanying consolidated income statements in the period in which the exchange rates change. We do not use derivative financial instruments for trading or speculative purposes. In addition, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. At September 30, 2012, we had one forward foreign exchange contract selling Japanese Yen related to intercompany notes with one of our subsidiaries in Japan and for the purpose of hedging the risk associated with a net transactional exposure in Japanese Yen.

The fair value of our derivative instrument included in the Consolidated Balance Sheet, which was determined using Level 2 inputs, was as follows:

		Asset Derivatives		Liability Derivatives	
Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	**Fair Value at September 30, 2012**	Fair Value at September 30, 2011	**Fair Value at September 30, 2012**	Fair Value at September 30, 2011
Foreign exchange contracts	Prepaid expenses and other current assets	**$38**	$48	**$—**	$—
	Accrued expenses and other current liabilities	**$—**	$—	**$—**	$—

The following table summarizes the effect of our derivative instrument on our Consolidated Statement of Income for the fiscal years ended September 30, 2012, 2011 and 2010:

		Gain (Loss) Recognized in Statement of Income		
		Fiscal Year Ended		
Derivatives Not Designated as Hedging Instruments	Statement of Income Location	**September 30, 2012**	September 30, 2011	September 30, 2010
Foreign exchange contracts	Other income (expense), net	**$154**	$(806)	$(555)

11. Share-Based Compensation Plans

Equity Incentive Plan and Omnibus Incentive Plan

In March 2004, our stockholders approved our Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan (the "EIP"), as amended and restated September 23, 2008. On March 6, 2012, our stockholders approved our new 2012 Omnibus Incentive Plan (the "OIP"). As of this time, all share-based awards are now being made from the OIP, and the EIP is no longer available for any awards. The OIP is administered by the Compensation Committee of the Board of Directors and is intended to provide management with the flexibility to attract, retain and reward our employees, directors, consultants and advisors. The OIP allows for the granting of six types of equity incentive awards: stock options, restricted stock, restricted stock units, stock appreciation rights (SARs), performance-based awards and substitute awards. The OIP also provides for cash incentive awards to be made. Substitute awards under the OIP are those awards that, in connection with an acquisition, may be granted to employees, directors, consultants or advisors of the acquired company, in substitution for equity incentives held by them in the seller or the acquired company. No SARs, performance awards, or substitute awards have been granted to date under either plan. The OIP authorizes up to 4,934,444 shares of stock to be granted thereunder, including up to 2,030,952 shares of stock in the aggregate of awards other than options or SARs, and up to 2,538,690 incentive stock options. The 4,934,444 shares of stock represents 2,901,360 shares of newly authorized shares and 2,033,084 shares previously available under the EIP. In addition, shares that become available from awards under the EIP and the OIP because of events such as forfeitures, cancellations or expirations, or because shares subject to an award are withheld to satisfy tax withholding obligations, will also be available for issuance under the OIP. Shares issued under our share-based compensation plans are issued from new shares rather than from treasury shares.

On March 2, 2012, we completed a leveraged recapitalization pursuant to which we paid a special cash dividend of $15 per share to our stockholders. In conjunction with this recapitalization, the EIP and the OIP required us to proportionally adjust the shares available for issuance under them. The number of shares available under the plans was increased by multiplying the number by a factor of 1.45068, representing the ratio of the official NASDAQ closing price of $51.92 per share on March 1, 2012, the dividend payment date, to the official NASDAQ opening price of $35.79 per share on March 2, 2012, the ex-dividend date. The number of authorized shares in the OIP noted above includes the effects of this recapitalization.

Non-qualified stock options issued under the OIP, as they were under the EIP, are generally time-based and provide for a ten-year term, with options generally vesting equally over a four-year period, with first vesting on the first anniversary of the award date. Beginning in March 2011, non-qualified stock options granted to non-employee directors on an annual basis vest 100% on the first anniversary of the award date. Compensation expense related to our stock option awards was $6,802, $6,871 and $7,081 in fiscal 2012, 2011 and 2010, respectively. For additional information on our accounting for share-based compensation, see Note 2 to the consolidated financial statements. Under the OIP, as under the EIP, employees may also be granted ISOs to purchase common stock at not less than the fair value on the date of the grant. No ISOs have been granted to date under either plan.

Under the OIP, as under the EIP, employees and non-employees may be awarded shares of restricted stock or restricted stock units, which generally vest over a four-year period, with first vesting on the anniversary of the grant date. Beginning in March 2011, restricted stock units granted to non-employee directors on an annual basis vest 100% on the first anniversary of the award date. In general, shares of restricted stock and restricted stock units may not be sold, assigned, transferred, pledged, disposed of or otherwise encumbered. Holders of restricted stock, and restricted stock units, if specified in the award agreements, have all the rights of stockholders, including voting and dividend rights, subject to the above restrictions, although the current holders of restricted stock units do not have such rights. Restricted shares under the OIP, as under the EIP, also may be purchased and placed "on deposit" by executive officers pursuant to the 2001 Deposit Share Program. Shares purchased under this Deposit Share Program receive a 50% match in restricted shares ("Award Shares"). These Award Shares vest at the end of a three-year period, and are subject to forfeiture upon early withdrawal of the deposit shares. Compensation expense related to our restricted stock and restricted stock unit awards and restricted shares matched at 50% pursuant to the Deposit Share Program was $5,674, $5,184 and $4,134 for fiscal 2012, 2011 and 2010, respectively.

Employee Stock Purchase Plan

In March 2008, our stockholders approved our 2007 Cabot Microelectronics Employee Stock Purchase Plan (the "ESPP"), which amended the ESPP for the primary purpose of increasing the authorized shares of common stock to be purchased under the ESPP from 475,000 designated shares to 975,000 shares. The ESPP required us to proportionally adjust the cumulative number of shares designated under the plan to reflect the effect of the leveraged recapitalization with a special cash dividend. The cumulative number of shares designated under the ESPP was increased by a factor of 1.45068 representing the ratio of the official NASDAQ closing price of $51.92 per share on the dividend payment date, to the official NASDAQ opening price of $35.79 per share on the ex-dividend date. As of September 30, 2012, a total of 814,625 shares are available for purchase under the ESPP. The ESPP allows all full-time, and certain part-time, employees of our Company and its subsidiaries to purchase shares of our common stock through payroll deductions. Employees can elect to have up to 10% of their annual earnings withheld to purchase our stock, subject to a maximum number of shares that a participant may purchase and a maximum dollar expenditure in any six-month offering period, and certain other criteria. The provisions of the ESPP allow shares to be purchased at a price no less than the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. A total of 70,645, 61,364, and 38,050 shares were issued under the ESPP during fiscal 2012, 2011 and 2010, respectively. Compensation expense related to the ESPP was $735, $508 and $360 in fiscal 2012, 2011 and 2010, respectively.

Directors' Deferred Compensation Plan

The Directors' Deferred Compensation Plan (DDCP), as amended and restated September 23, 2008, became effective in March 2001 and applies only to our non-employee directors. The cumulative number of shares deferred under the plan was 71,781 and 47,530 as of September 30, 2012 and 2011, respectively. The DDCP required us to proportionally adjust the cumulative number of shares deferred under the plan to reflect the effect of the leveraged recapitalization with a special cash dividend. The cumulative number of shares deferred under the DDCP was increased by a factor of 1.45068 representing the ratio of the official NASDAQ closing price of $51.92 per share on the dividend payment date, to the official NASDAQ opening price of $35.79 per share on the ex-dividend date. Compensation expense related to the DDCP was $95, $83 and $68 for fiscal 2012, 2011 and 2010, respectively.

Accounting for Share-Based Compensation

We record share-based compensation expense for all share-based awards, including stock option grants, restricted stock and restricted stock unit awards and employee stock purchases. We calculate share-based compensation expense using the straight-line approach based on awards ultimately expected to vest, which requires the use of an estimated forfeiture rate. Our estimated forfeiture rate is primarily based on historical experience, but may be revised in future periods if actual forfeitures differ from the estimate. We use the Black-Scholes option-pricing model to estimate the grant date fair value of our stock options and employee stock purchase plan purchases. This model requires the input of highly subjective assumptions, including the price volatility of the underlying stock, the expected term of our stock options and the risk-free interest rate. We estimate the expected volatility of our stock options based on a combination of our stock's historical volatility and the implied volatilities from actively-traded options on our stock. Prior to fiscal 2012, we calculated the expected term of our stock options using the simplified method, due to our limited amount of historical option exercise data, and we added a slight premium to this expected term for employees who meet the definition of retirement eligible pursuant to their grants during the contractual term of the grant. The simplified method uses an average of the vesting term and the contractual term of the option to calculate the expected term. We experienced a significant increase in the volume of stock option exercises in fiscal years 2011 and 2012. Consequently, we used this exercise data, as well as historical exercise data, to calculate the expected term of our stock options granted in fiscal 2012, rather than using the simplified method, and we continued to add a slight premium for employees who meet the definition of retirement eligible under their grant terms. The expected term we calculated using option exercise history was within 1% of the expected term calculated under the simplified method. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant.

The fair value of our share-based awards, as shown below, was estimated using the Black-Scholes model with the following weighted-average assumptions, excluding the effect of our leveraged recapitalization:

	Year Ended September 30,		
	2012	2011	2010
Stock Options			
Weighted-average grant date fair value	**$15.66**	$16.49	$13.42
Expected term (in years)	**6.38**	6.28	6.35
Expected volatility	**38%**	36%	39%
Risk-free rate of return	**1.3%**	2.1%	2.6%
Dividend yield	**—**	—	—
ESPP			
Weighted-average grant date fair value	**$ 8.78**	$ 9.05	$ 7.45
Expected term (in years)	**0.50**	0.50	0.50
Expected volatility	**36%**	28%	33%
Risk-free rate of return	**0.1%**	0.2%	0.3%
Dividend yield	**—**	—	—

The Black-Scholes model is primarily used in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. Because employee stock options and employee stock purchases have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, our use of the Black-Scholes model for estimating the fair value of stock options and employee stock purchases may not provide an accurate measure. Although the value of our stock options and employee stock purchases are determined in accordance with applicable accounting standards using an option-pricing model, those values may not be indicative of the fair values observed in a willing buyer/willing seller market transaction.

The fair value of our restricted stock and restricted stock unit awards represents the closing price of our common stock on the date of award. Share-based compensation expense related to restricted stock and restricted stock unit awards is recorded net of expected forfeitures.

Share-Based Compensation Expense

Total share-based compensation expense for the years ended September 30, 2012, 2011 and 2010, is as follows:

	Year Ended September 30,		
	2012	2011	2010
Income statement classifications:			
Cost of goods sold	**$ 1,541**	$ 1,221	$ 986
Research, development and technical	**1,105**	1,060	908
Selling and marketing	**1,392**	1,124	1,025
General and administrative	**9,268**	9,241	8,724
Tax benefit	**(4,118)**	(4,060)	(4,145)
Total share-based compensation expense, net of tax	**$ 9,188**	$ 8,586	$ 7,498

The costs presented in the preceding table for share-based compensation expense may not be representative of the total effects on reported income for future years. Factors that may impact future years include, but are not limited to, changes to our historical approaches to long-term incentives such as described above, the timing and number of future grants of share-based awards, the vesting period and contractual term of share-based awards and types of equity awards granted. Further, share-based compensation may be impacted by changes in the fair value of future awards through variables such as fluctuations in and volatility of our stock price, as well as changes in employee exercise behavior and forfeiture rates.

Our non-employee directors received annual equity awards in March 2012 at the time of our Annual Meeting of Stockholders, and a new non-employee director received an initial and annual equity award in June 2012, pursuant to the OIP. The award agreements for non-employee directors provide for immediate vesting of the award at the time of termination of service for any reason other than by reason of Cause, Death, Disability or a Change in Control, as defined in the OIP, if at such time the non-employee director has completed an equivalent of at least two full terms as a director of the Company, as defined in the Company's bylaws. Five of the Company's non-employee directors had completed at least two full terms of service as of the date of the March 2012 award. Consequently, the requisite service period for the award has already been satisfied and we recorded the fair value of $749 of the awards to these five directors to share-based compensation expense in the fiscal quarter ended March 31, 2012 rather than recording that expense over the one-year vesting period stated in the award agreement, as is done for the other three non-employee directors.

Stock Option Activity

As required by the EIP, the exercise prices and the number of outstanding non-qualified stock options (NQSOs) were adjusted to reflect the leveraged recapitalization with a special cash dividend. The exercise prices of outstanding NQSOs were reduced by multiplying them by a factor of 0.68933, representing the ratio of the official opening price of our common stock on the NASDAQ stock market of $35.79 per share on the ex-dividend date, to the official closing price of our common stock on the NASDAQ stock market of $51.92 per share on the last trading day immediately prior to the ex-dividend date. The number of outstanding NQSOs was increased by multiplying the number by a factor of 1.45068, representing the ratio of the official NASDAQ closing price of $51.92 per share on the dividend payment date to the official NASDAQ opening price of $35.79 per share on the ex-dividend date. This adjustment did not result in additional share-based compensation expense in the period as the fair value of the outstanding NQSOs immediately following the payment of the special cash dividend was equal to the fair value immediately prior to such distribution.

A summary of stock option activity under the EIP and OIP as of September 30, 2012, and changes during the fiscal 2012 are presented below:

	Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at September 30, 2011	3,950,537	$ 39.52		
Granted	477,444	39.57		
Exercised	(976,645)	34.92		
Forfeited or canceled	(98,104)	36.76		
Mandatory proportional adjustment due to recapitalization	1,780,394	—		
Outstanding at September 30, 2012	**5,133,626**	**$26.75**	**4.9**	**$44,262**
Exercisable at September 30, 2012	**3,585,204**	**$27.18**	**3.4**	**$29,725**
Expected to vest at September 30, 2012	**1,388,924**	**$26.21**	**8.3**	**$12,399**

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., for all in-the-money stock options, the difference between our closing stock price of $35.14 per share on the last trading day of fiscal 2012 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on the last trading day of fiscal 2012. The total intrinsic value of options exercised was $6,879, $13,135 and $492 for fiscal 2012, 2011 and 2010, respectively.

The total cash received from options exercised was $34,107, $35,955 and $2,283 for fiscal 2012, 2011 and 2010, respectively. The actual tax benefit realized for the tax deductions from options exercised was $2,239, $4,401 and $175 for fiscal 2012, 2011 and 2010, respectively. The total fair value of stock options vested during fiscal years 2012, 2011 and 2010 was $6,796, $6,321 and $8,494, respectively. As of September 30, 2012, there was $9,623 of total unrecognized share-based compensation expense related to unvested stock options granted under the EIP and OIP. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Restricted Stock

Similarly, the EIP required that we adjust the number of outstanding restricted stock units (RSUs) as a result of the leveraged recapitalization with a special cash dividend. The number of outstanding RSUs was increased by multiplying the number by a factor of 1.45068, representing the ratio of the official NASDAQ closing price of $51.92 per share on the dividend payment date to the official NASDAQ opening price of $35.79 per share on the ex-dividend date. This adjustment did not result in additional share-based compensation expense in the period as the fair value of the outstanding RSUs immediately following the payment of the special cash dividend was equal to the fair value immediately prior to such distribution.

A summary of the status of the restricted stock awards and restricted stock unit awards outstanding that were granted under the EIP and OIP as of September 30, 2012, and changes during fiscal 2012, are presented below:

	Restricted Stock Awards and Units	Weighted-Average Grant Date Fair Value
Nonvested at September 30, 2011	369,681	$ 34.29
Granted	164,170	39.77
Vested	(167,159)	34.60
Forfeited	(10,242)	31.55
Mandatory proportional adjustment due to recapitalization	37,674	—
Nonvested at September 30, 2012	**394,124**	**$34.15**

As of September 30, 2012, there was $8,084 of total unrecognized share-based compensation expense related to nonvested restricted stock awards and restricted stock units under the EIP and OIP. That cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair values of restricted stock awards and restricted stock units vested during fiscal years 2012, 2011 and 2010 were $5,784, $4,452 and $3,209, respectively.

12. Savings Plan

Effective in May 2000, we adopted the Cabot Microelectronics Corporation 401(k) Plan (the "401(k) Plan"), which is a qualified defined contribution plan, covering all eligible U.S. employees meeting certain minimum age and eligibility requirements, as defined by the 401(k) Plan. Participants may make elective contributions of up to 60% of their eligible compensation. All amounts contributed by participants and earnings on these contributions are fully vested at all times. The 401(k) Plan provides for matching and fixed non-elective contributions by the Company. Under the 401(k) Plan, the Company will match 100% of the first four percent of the participant's eligible compensation and 50% of the next two percent of the participant's eligible compensation that is contributed, subject to limitations required by government regulations. Under the 401(k) Plan, all U.S. employees, even those who do not contribute to the 401(k) Plan, receive a contribution by the Company in an amount equal to four percent of eligible compensation, and thus are participants in the 401(k) Plan. Participants are 100% vested in all Company contributions at all times. The Company's expense for the 401(k) Plan totaled $4,210, $4,201 and $2,981 for the fiscal years ended September 30, 2012, 2011 and 2010, respectively.

13. Other Income (Expense), Net

Other income (expense), net, consisted of the following:

	Year Ended September 30,		
	2012	2011	2010
Interest income	**$ 146**	$ 238	$ 228
Other expense	**(1,490)**	(1,556)	(729)
Total other income (expense), net	**$(1,344)**	$(1,318)	$(501)

Other expense primarily represents the gains and losses recorded on transactions denominated in foreign currencies. Other expense in fiscal 2012 was consistent with other expense recorded in fiscal 2011. The increase in other expense in fiscal 2011 from fiscal 2010 was primarily due to foreign exchange effects, primarily related to changes in the exchange rate of the Japanese yen and the New Taiwan dollar to the U.S. dollar, net of the gains and losses incurred on forward foreign exchange contracts discussed in Note 10 of this Form 10-K. As disclosed in Note 1, prior period other income (expense) amounts have been adjusted to exclude interest expense to conform to the current year presentation.

14. Stockholders' Equity

The following is a summary of our capital stock activity over the past three years:

	Number of Shares	
	Common Stock	Treasury Stock
September 30, 2009	26,143,116	2,698,234
Exercise of stock options	74,019	
Restricted stock under EIP, net of forfeitures	127,390	
Restricted stock under Deposit Share Plan	2,140	
Common stock under ESPP	38,050	
Repurchases of common stock under share repurchase plans		723,184
Repurchases of common stock—other		24,651
September 30, 2010	26,384,715	3,446,069
Exercise of stock options	1,085,965	
Restricted stock under EIP, net of forfeitures	115,069	
Restricted stock under Deposit Share Plan, net of forfeitures	5,223	
Common stock under ESPP	61,364	
Repurchases of common stock under share repurchase plans		1,235,668
Repurchases of common stock—other		33,840
September 30, 2011	27,652,336	4,715,577
Exercise of stock options	976,645	
Restricted stock under EIP and OIP, net of forfeitures	159,879	
Restricted stock under Deposit Share Plan, net of forfeitures	5,022	
Common stock under ESPP	70,645	
Repurchases of common stock under share repurchase plans		929,407
Repurchases of common stock—other		37,304
September 30, 2012	**28,864,527**	**5,682,288**

Common Stock

Each share of common stock, including of restricted stock awards, but not restricted stock units, entitles the holder to one vote on all matters submitted to a vote of Cabot Microelectronics' stockholders. Common stockholders are entitled to receive ratably the dividends, if any, as may be declared by the Board of Directors. The number of authorized shares of common stock is 200,000,000 shares.

Share Repurchases

In November 2010, our Board of Directors authorized a share repurchase program for up to $125,000 of our outstanding common stock, which became effective on the authorization date. We repurchased 671,100 shares for $29,105 during fiscal 2011 and we repurchased 929,407 shares for $33,026 during fiscal 2012 under this program. As of December 13, 2011, we had $82,869 remaining under this share repurchase program. In conjunction with a new capital management initiative, on December 13, 2011, our Board of Directors authorized an increase in the amount available under our share repurchase program to $150,000. With this increased authorization, as of September 30, 2012, $130,000 remains outstanding under our share repurchase program. Shares are repurchased from time to time, depending on market conditions, in open market transactions, at management's discretion. We repurchased 564,568 shares for $25,000 in fiscal 2011 under a prior share repurchase program, which was completed during the fiscal quarter ended March 31, 2011. During fiscal 2010, we repurchased 723,184 shares of common stock under this prior program at a cost of $24,998. To date, we have funded share repurchases under our share repurchase program from our existing cash balance, and anticipate we will continue to do so. The program, which became effective on the authorization date, may be suspended or terminated at any time, at the Company's discretion. For additional information on share repurchases, see Part II, Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities".

Separate from this share repurchase program, a total of 37,304, 33,840 and 24,651 shares were purchased during fiscal 2012, 2011 and 2010, respectively, pursuant to the terms of our EIP and OIP as shares withheld from award recipients to cover payroll taxes on the vesting of shares of restricted stock granted under the EIP and OIP.

15. Income Taxes

Income before income taxes was as follows:

	Year Ended September 30,		
	2012	2011	2010
Domestic	**$55,555**	$54,886	$39,835
Foreign	**7,316**	24,026	33,442
Total	**$62,871**	$78,912	$73,277

Taxes on income consisted of the following:

	Year Ended September 30,		
	2012	2011	2010
U.S. federal and state:			
Current	**$19,975**	$15,700	$15,372
Deferred	**(308)**	6,194	(2,643)
Total	**$19,667**	$21,894	$12,729
Foreign:			
Current	**$ 5,593**	$ 6,616	$10,597
Deferred	**(3,215)**	(1,260)	493
Total	**2,378**	5,356	11,090
Total U.S. and foreign	**$22,045**	$27,250	$23,819

The provision for income taxes at our effective tax rate differed from the statutory rate as follows:

	Year Ended September 30,		
	2012	2011	2010
Federal statutory rate	**35.0%**	35.0%	35.0%
U.S. benefits from research and experimentation activities	**(0.5)**	(2.0)	(0.6)
State taxes, net of federal effect	**0.2**	0.6	0.5
Foreign income at other than U.S. rates	**(1.9)**	(2.8)	(2.7)
Executive compensation	**0.8**	1.4	—
Share-based compensation	**0.7**	3.3	0.3
Adjustment of prior amounts, net of valuation allowance	**0.9**	—	—
Domestic production deduction	**(0.5)**	(0.8)	(0.1)
Tax-exempt interest income	**(0.0)**	(0.1)	(0.1)
Other, net	**0.4**	(0.1)	0.2
Provision for income taxes	**35.1%**	34.5%	32.5%

In fiscal 2012, 2011 and 2010, we elected to permanently reinvest the earnings of certain of our foreign subsidiaries outside the U.S. rather than repatriating the earnings to the U.S. We have not provided deferred taxes on approximately $31.1 million of undistributed earnings of such subsidiaries. These earnings could become subject to additional income tax if they are remitted as dividends to the U.S. parent company, loaned to the U.S. parent company, or upon sale of subsidiary stock. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The increase in our effective tax rate in fiscal 2012 was primarily due to the expiration of the research and experimentation tax credit effective December 31, 2011, decreased income in the foreign subsidiaries where we have elected to permanently reinvest earnings, and certain adjustments made to prior year tax estimates. These increases were partially offset by decreased tax effects on share-based compensation and decreased taxable executive compensation in excess of limits defined in section 162(m) of the Internal Revenue Code. As discussed in footnote 1 of this 10-K under the heading "Results of Operations", income tax expense in fiscal 2012 included $973 of non-material adjustments to correct various prior period amounts and income tax expense in fiscal 2011 included $671 of adjustments to executive compensation in fiscal 2008 through 2010 and a $497 reversal of a deferred tax asset for certain share-based compensation expense.

The accounting guidance regarding uncertainty in income taxes prescribes a threshold for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Under these standards, we may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained by the taxing authorities, based on the technical merits of the position.

The following table presents the changes in the balance of gross unrecognized tax benefits during the last three fiscal years:

Balance September 30, 2009	$ 249
Additions for tax positions relating to the current fiscal year	—
Additions for tax positions relating to prior fiscal years	153
Settlements with taxing authorities	(28)
Lapse of statute of limitations	(201)
Balance September 30, 2010	173
Additions for tax positions relating to the current fiscal year	123
Additions for tax positions relating to prior fiscal years	307
Settlements with taxing authorities	—
Lapse of statute of limitations	—
Balance September 30, 2011	603
Additions for tax positions relating to the current fiscal year	51
Additions for tax positions relating to prior fiscal years	114
Settlements with taxing authorities	(353)
Lapse of statute of limitations	(132)
Balance September 30, 2012	**$283**

We recognize interest and penalties related to uncertain tax positions as income tax expense in our financial statements. Interest and penalties accrued on our Consolidated Balance Sheet were $4 and $19 at September 30, 2012 and 2011, respectively, and interest and penalties charged to expense were not material.

We believe the tax periods open to examination by the U.S. federal government include fiscal years 2009 through 2011. We believe the tax periods open to examination by U.S. state and local governments include fiscal years 2008 through 2011 and the tax periods open to examination by foreign jurisdictions include fiscal years 2008 through 2011. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

Significant components of deferred income taxes were as follows:

	September 30,	
	2012	2011
Deferred tax assets:		
Employee benefits	**$ 4,035**	$ 3,246
Inventory	**2,930**	2,886
Bad debt reserve	**1,708**	387
Share-based compensation expense	**12,659**	12,184
Net operating losses	**2,292**	768
Other	**2,656**	1,558
Valuation allowance	**(1,378)**	—
Total deferred tax assets	**$24,902**	$21,029
Deferred tax liabilities:		
Translation adjustment	**$ 7,966**	$10,576
Depreciation and amortization	**3,776**	1,568
Unremitted foreign earnings	**1,810**	3,647
Other	**645**	127
Total deferred tax liabilities	**$14,197**	$15,918

As of September 30, 2012, the Company had foreign and state net operating loss carryforwards (NOLs) of $7,772 and $1,528, respectively, which will expire beginning in fiscal year 2017 through fiscal year 2030. We provided a gross valuation allowance of $1,699 on these NOLs during fiscal 2012. As of September 30, 2012, the Company also had $1,818 in state tax credit carryforwards, for which we have recorded a $1,047 gross valuation allowance in fiscal 2012.

16. Commitments and Contingencies

Legal Proceedings

While we are not involved in any legal proceedings that we believe will have a material impact on our consolidated financial position, results of operations or cash flows, we periodically become a party to legal proceedings in the ordinary course of business. For example, in 2011, we concluded litigation in the United States against a competitor in which the validity of certain of our CMP slurry patents for tungsten CMP was upheld, although the specific competitive products at issue were found to not infringe the claims at issue.

Product Warranties

We maintain a warranty reserve that reflects management's best estimate of the cost to replace product that does not meet customers' specifications and performance requirements, and costs related to such replacement. The warranty reserve is based upon a historical product replacement rate, adjusted for any specific known conditions or circumstances. Additions and deductions to the warranty reserve are recorded in cost of goods sold. Our warranty reserve requirements changed during fiscal 2012 as follows:

Balance as of September 30, 2011	$ 384
Reserve for product warranty during the reporting period	867
Settlement of warranty	(892)
Balance as of September 30, 2012	**$ 359**

Indemnification

In the normal course of business, we are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party with respect to certain matters. Generally, these obligations arise in the context of agreements entered into by us, under which we customarily agree to hold the other party harmless against losses arising from items such as a breach of certain representations and covenants including title to assets sold, certain intellectual property rights and certain environmental matters. These terms are common in the industries in which we conduct business. In each of these circumstances, payment by us is subject to certain monetary and other limitations and is conditioned on the other party making an adverse claim pursuant to the procedures specified in the particular agreement, which typically allow us to challenge the other party's claims.

We evaluate estimated losses for such indemnifications under the accounting standards related to contingencies and guarantees. We consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not experienced material costs as a result of such obligations and, as of September 30, 2012, have not recorded any liabilities related to such indemnifications in our financial statements as we do not believe the likelihood of such obligations is probable.

Lease Commitments

We lease certain vehicles, warehouse facilities, office space, machinery and equipment under cancelable and noncancelable leases, all of which expire within six years from now and may be renewed by us. Lease commitments also include certain costs associated with our pad finishing operation located at Taiwan Semiconductor Manufacturing Company, which are accounted for as an operating lease. Rent expense under such arrangements during fiscal 2012, 2011 and 2010 totaled $3,199, $2,934 and $2,480, respectively.

In December 2001 we entered into a fumed alumina supply agreement with Cabot Corporation under which we agreed to pay Cabot Corporation for the expansion of a fumed alumina manufacturing facility in Tuscola, Illinois. The arrangement for the facility has been treated as a capital lease for accounting purposes and the present value of the minimum quarterly payments resulted in an initial $9,776 lease obligation and related leased asset. The agreement expired in December 2011.

Future minimum rental commitments under noncancelable leases as of September 30, 2012 are as follows:

Fiscal Year	Operating	Capital
2013	$2,830	$ 2
2014	2,179	5
2015	1,116	5
2016	1,013	5
2017	785	4
Thereafter	520	—
	$8,443	21
Amount related to interest		—
Capital lease obligation		$21

Purchase Obligations

Purchase obligations include our take-or-pay arrangements with suppliers, and purchase orders and other obligations entered into in the normal course of business regarding the purchase of goods and services.

We purchase fumed silica primarily under a fumed silica supply agreement with Cabot Corporation, our former parent company that is not a related party, that became effective in January 2004, and was amended in September 2006 and in April 2008, the latter of which extended the termination date of the agreement from December 2009 to December 2012 and also changed the pricing and some other non-material terms of the agreement to the benefit of both parties. We are generally obligated to purchase fumed silica for at least 90% of our six-month volume forecast for certain of our slurry products, to purchase certain minimum quantities every six months, and to pay for the shortfall if we purchase less than these amounts. We are currently working with Cabot Corporation to negotiate the terms of a new fumed silica supply agreement that we anticipate would take effect following the expiration of the current agreement. Since December 2001, we have purchased fumed alumina primarily under a fumed alumina supply agreement with Cabot Corporation that expired in December 2011. We are now operating under a renewed fumed alumina supply agreement with Cabot Corporation, which expires in April 2013, under which we are obligated to pay certain fixed, capital and variable costs, and have certain take-or-pay obligations, We currently anticipate we will not have to pay any shortfall under these agreements. Purchase obligations include $8,994 of contractual commitments for fumed silica and fumed alumina under these contracts.

17. Earnings Per Share

The standards of accounting for earnings per share require companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations. Basic and diluted earnings per share were calculated as follows:

	Year Ended September 30,		
	2012	2011	2010
Numerator:			
Net income	**$40,826**	$51,662	$49,458
Denominator:			
Weighted-average common shares (Denominator for basic calculation)	**22,506,408**	22,895,568	23,083,807
Weighted-average effect of dilutive securities:			
Share-based compensation	**773,890**	539,036	188,772
Diluted weighted-average common shares (Denominator for diluted calculation)	**23,280,298**	23,434,604	23,272,579
Earnings per share:			
Basic	**$ 1.81**	$ 2.26	$ 2.14
Diluted	**$ 1.75**	$ 2.20	$ 2.13

For the twelve months ended September 30, 2012, 2011, and 2010, approximately 1.3 million, 1.3 million and 2.6 million shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise price of the options was greater than the average market price of our common stock and, therefore, their inclusion would have been anti-dilutive.

18. Financial Information by Industry Segment, Geographic Area and Product Line

We operate predominantly in one industry segment—the development, manufacture, and sale of CMP consumables. Revenues are attributed to the United States and foreign regions based upon the customer location and not the geographic location from which our products were shipped. Financial information by geographic area was as follows:

	Year Ended September 30,		
	2012	2011	2010
Revenue:			
United States	**$ 56,770**	$ 61,540	$ 55,666
Asia	**342,958**	356,074	327,202
Europe	**27,929**	27,828	25,333
Total	**$427,657**	$445,442	$408,201
Property, plant and equipment, net:			
United States	**$ 49,325**	$ 50,503	$ 55,576
Asia	**75,690**	80,280	60,235
Europe	**5**	8	—
Total	**$125,020**	$130,791	$115,811

The following table shows revenue from sales to customers in foreign countries that accounted for more than ten percent of our total revenue in fiscal 2012, 2011 and 2010:

	Year Ended September 30,		
	2012	2011	2010
Revenue:			
Taiwan	**$124,732**	$132,089	$129,533
South Korea	**68,573**	56,321	42,669
Japan	**56,488**	57,889	60,207
Singapore	*	47,441	44,316

**Denotes less than ten percent of total*

The following table shows net property, plant and equipment in foreign countries that accounted for more than ten percent of our total net property, plant and equipment in fiscal 2012, 2011 and 2010:

	Year Ended September 30,		
	2012	2011	2010
Property, plant and equipment, net:			
Japan	**$ 43,411**	$ 50,236	$ 42,225
Taiwan	**18,397**	17,577	17,542
South Korea	**12,580**	*	*

**Denotes less than ten percent of total*

The following table shows revenue generated by product line in fiscal 2012, 2011 and 2010:

	Year Ended September 30,		
	2012	2011	2010
Revenue:			
Tungsten slurries	**$161,756**	$164,098	$147,788
Dielectric slurries	**119,320**	121,543	117,484
Copper slurries	**67,157**	76,285	75,898
Polishing pads	**33,725**	31,045	29,909
Engineered Surface Finishes	**24,878**	24,685	16,316
Data storage slurries	**20,821**	27,786	20,806
Total	**$427,657**	$445,442	$408,201

SELECTED QUARTERLY OPERATING RESULTS

(Unaudited and in thousands, except per share amounts)

The following table presents our unaudited financial information for the eight quarterly periods ended September 30, 2012. This unaudited financial information has been prepared in accordance with accounting principles generally accepted in the United States of America, applied on a basis consistent with the annual audited financial statements and in the opinion of management, include all necessary adjustments, which consist only of normal recurring adjustments necessary to present fairly the financial results for the periods. The results for any quarter are not necessarily indicative of results for any future period.

	Sept. 30, 2012	June 30, 2012	March 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	March 31, 2011	Dec. 31, 2010
Revenue	$110,621	$115,678	$99,236	$102,122	$109,731	$111,846	$109,660	$114,205
Cost of goods sold	56,883	60,462	53,442	52,843	58,814	58,821	56,927	56,774
Gross profit	53,738	55,216	45,794	49,279	50,917	53,025	52,733	57,431
Operating expenses:								
Research, development and technical	15,401	15,415	14,071	13,755	14,687	14,573	14,919	13,856
Selling and marketing	7,288	7,458	7,434	7,336	7,702	7,785	6,791	7,480
General and administrative	10,572	10,695	15,177	12,901	11,677	11,008	11,567	11,676
Total operating expenses	33,261	33,568	36,682	33,992	34,066	33,366	33,277	33,012
Operating income (loss)	20,477	21,648	9,112	15,287	16,851	19,659	19,456	24,419
Interest expense	961	955	354	39	44	30	37	44
Other income (expense), net	(681)	(864)	97	104	(829)	(281)	683	(891)
Income (loss) before income taxes	18,835	19,829	8,855	15,352	15,978	19,348	20,102	23,484
Provision (benefit) for income taxes	7,196	6,587	3,325	4,937	6,689	6,559	7,010	6,992
Net income (loss)	$ 11,639	$ 13,242	$ 5,530	$ 10,415	$ 9,289	$ 12,789	$ 13,092	$ 16,492
Basic earnings (loss) per share	$ 0.51	$ 0.57	$ 0.24	$ 0.46	$ 0.41	$ 0.55	$ 0.57	$ 0.73
Weighted-average basic shares outstanding	22,920	23,120	22,768	22,508	22,816	23,119	23,032	22,710
Diluted earnings (loss) per share	$ 0.49	$ 0.55	$ 0.23	$ 0.45	$ 0.40	$ 0.54	$ 0.55	$ 0.71
Weighted-average diluted shares outstanding	23,706	23,939	23,780	22,926	23,191	23,797	23,693	23,131
Dividends per share	$ —	$ —	$ 15.00	$ —	$ —	$ —	$ —	$ —

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

The following table sets forth activities in our allowance for doubtful accounts:

Allowance for Doubtful Accounts	Balance at Beginning of Year	Amounts Charged to Expenses	Deductions and Adjustments	Balance at End of Year
Year ended:				
September 30, 2012	**$1,090**	**$3,771**	**$ (104)**	**$4,757**
September 30, 2011	1,121	(18)	(13)	1,090
September 30, 2010	1,277	(113)	(43)	1,121

We maintain a warranty reserve that reflects management's best estimate of the cost to replace product that does not meet customers' specifications and performance requirements, and costs related to such replacement. The warranty reserve is based upon a historical product replacement rate, adjusted for any specific known conditions or circumstances. Additions and deductions to the warranty reserve are recorded in cost of goods sold. Charges to expenses and deductions, shown below, represent the net change required to maintain an appropriate reserve.

Warranty Reserves	Balance at Beginning of Year	Reserve for Product Warranty During the Reporting Period	Adjustments to Pre-Existing Warranty Reserve	Settlement of Warranty	Balance at End of Year
Year ended:					
September 30, 2012	**$384**	**$ 867**	**$ —**	**$ (892)**	**$ 359**
September 30, 2011	375	1,074	—	(1,065)	384
September 30, 2010	360	1,161	—	(1,146)	375

We have provided a valuation allowance on certain deferred tax assets. The following table sets forth activities in our valuation allowance:

Valuation Allowance	Balance at Beginning of Year	Amounts Charged to Expenses	Deductions and Adjustments	Balance at End of Year
Year ended:				
September 30, 2012	**$ —**	**$1,378**	**$ —**	**$1,378**

MANAGEMENT RESPONSIBILITY

The accompanying consolidated financial statements were prepared by the Company in conformity with accounting principles generally accepted in the United States of America. The Company's management is responsible for the integrity of these statements and of the underlying data, estimates and judgments.

The Company's management establishes and maintains a system of internal accounting controls designed to provide reasonable assurance that its assets are safeguarded from loss or unauthorized use, transactions are properly authorized and recorded, and that financial records can be relied upon for the preparation of the consolidated financial statements. This system includes written policies and procedures, a code of business conduct and an organizational structure that provides for appropriate division of responsibility and the training of personnel. This system is monitored and evaluated on an ongoing basis by management in conjunction with its internal audit function.

The Company's management assesses the effectiveness of its internal control over financial reporting on an annual basis. In making this assessment, management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* Management acknowledges, however, that all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation. In addition, the Company's independent registered public accounting firm evaluates the Company's internal control over financial reporting and performs such tests and other procedures as it deems necessary to reach and express an opinion on the fairness of the financial statements.

In addition, the Audit Committee of the Board of Directors provides general oversight responsibility for the financial statements. Composed entirely of Directors who are independent and not employees of the Company, the Committee meets periodically with the Company's management, internal auditors and the independent registered public accounting firm to review the quality of financial reporting and internal controls, as well as results of auditing efforts. The internal auditors and independent registered public accounting firm have full and direct access to the Audit Committee, with and without management present.

/s/ William P. Noglows
William P. Noglows
Chief Executive Officer

/s/ William S. Johnson
William S. Johnson
Chief Financial Officer

/s/ Thomas S. Roman
Thomas S. Roman
Principal Accounting Officer

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")), as of September 30, 2012. Based on that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

While we believe the present design of our disclosure controls and procedures is effective enough to make known to our senior management in a timely fashion all material information concerning our business, we intend to continue to improve the design and effectiveness of our disclosure controls and procedures to the extent necessary in the future to provide our senior management with timely access to such material information, and to correct any deficiencies that we may discover in the future, as appropriate.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the Company's assets; provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; provide reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and provide reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that the Company's internal control over financial reporting was effective as of September 30, 2012. The effectiveness of the Company's internal control over financial reporting as of September 30, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report which appears under Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Because of inherent limitations, our disclosure controls or our internal control over financial reporting may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 of Form 10-K with respect to identification of directors, the existence of a separately-designated standing audit committee, identification of members of such committee and identification of an audit committee financial expert is incorporated by reference from the information contained in the sections captioned "Election of Directors" and "Board Structure and Compensation" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held March 5, 2013 (the "Proxy Statement"). In addition, for information with respect to the executive officers of our Company, see "Executive Officers" in Part I of this Form 10-K and the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. Information required by Item 405 of Regulation S-K is incorporated by reference from the information contained in the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

We have adopted a code of business conduct for all of our employees and directors, including our principal executive officer, other executive officers, principal financial officer and senior financial personnel. A copy of our code of business conduct is available free of charge on our Company website at www.cabotcmp.com. We intend to post on our website any material changes to, or waivers from our code of business conduct, if any, within two days of any such event.

Item 11. Executive Compensation

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the section captioned "Executive Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

Shown below is information as of September 30, 2012, with respect to the shares of common stock that may be issued under Cabot Microelectronics' existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[1]	5,314,202[2]	$26.75[2]	5,750,242[3]
Equity compensation plans not approved by security holders	—	—	—
Total	5,314,202[2]	$26.75[2]	5,750,242[3]

(1) Equity Compensation plans consist of our Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan (EIP), as amended and restated September 23, 2008, our 2012 Omnibus Incentive Plan (OIP), and our Employee Stock Purchase Plan (ESPP). As of March 6, 2012, all securities available for future issuance under the EIP were transferred to the OIP and the EIP is no longer available for any future awards. All share amounts in the above table reflect the effect of the leveraged recapitalization with a special cash dividend. See Note 11 of the Notes to the Consolidated Financial Statements for more information regarding our equity compensation plans.

(2) Column (a) includes 71,781 shares that non-employee directors, who defer their compensation under our Directors' Deferred Compensation Plan, have the right to acquire pursuant thereto, and 108,795 shares that non-employee directors and non-U.S. employees have the right to acquire upon the vesting of the equivalent restricted stock units that they have been awarded under our equity incentive plan. Column (b) excludes both of these from the weighted-average exercise price.

(3) Column (c) includes 814,625 shares available for future issuance under the ESPP.

The other information required by Item 12 of Form 10-K is incorporated by reference from the information contained in the section captioned "Stock Ownership" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 of Form 10-K is incorporated by reference from the information contained in the section captioned "Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the section captioned "Fees of Independent Auditors and Audit Committee Report" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following Financial Statements and Financial Statement Schedule are included in Item 8 herein:

1. Financial Statements:
   Report of Independent Registered Public Accounting Firm
   Consolidated Statements of Income for the years ended September 30, 2012, 2011 and 2010
   Consolidated Balance Sheets at September 30, 2012 and 2011
   Consolidated Statements of Cash Flows for the years ended September 30, 2012, 2011 and 2010
   Consolidated Statements of Changes in Stockholders' Equity for the years ended September 30, 2012, 2011 and 2010
   Notes to the Consolidated Financial Statements
2. Financial Statement Schedule: Schedule II—Valuation and Qualifying Accounts
3. Exhibits—The following exhibits are filed as part of, or incorporated by reference into, this Report on Form 10-K:

Exhibit Number	Description
3.2 (9)	Amended and Restated By-Laws of Cabot Microelectronics Corporation.
3.3 (1)	Form of Amended and Restated Certificate of Incorporation of Cabot Microelectronics Corporation.
4.1 (2)	Form of Cabot Microelectronics Corporation Common Stock Certificate.
10.1 (10)	Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan, as amended and restated September 23, 2008.*
10.2 (13)	Form of Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan Non-Qualified Stock Option Grant Agreement (non-employee directors).*
10.4 (12)	Form of Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan Non-Qualified Stock Option Grant Agreement (employees (including executive officers)).*
10.5 (12)	Form of Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan Restricted Stock Award Agreement (employees (including executive officers)).*
10.6 (13)	Form of Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan Restricted Stock Units Award Agreement (non-employee directors).*
10.15 (11)	Cabot Microelectronics Corporation 2007 Employee Stock Purchase Plan, as Amended and Restated January 1, 2010.*
10.22 (11)	Cabot Microelectronics Corporation 401(k) Plan, as amended.*
10.23 (10)	Form of Amended and Restated Change in Control Severance Protection Agreement.**
10.28 (10)	Directors' Deferred Compensation Plan, as amended September 23, 2008.*
10.30 (3)	Form of Deposit Share Agreement.***
10.32 (3)	Fumed Alumina Supply Agreement.+
10.33 (10)	Adoption Agreement, as amended September 23, 2008, of Cabot Microelectronics Corporation Supplemental Employee Retirement Plan.*
10.34 (12)	Code of Business Conduct.
10.36 (4)	Directors' Cash Compensation Umbrella Program.*
10.38 (5)	Employment Offer Letter dated November 2, 2003.*
10.42 (6)	Fumed Silica Supply Agreement.+
10.46 (12)	Non-Employee Directors' Compensation Summary effective March 2011.*
10.49 (7)	Amendment No. 1 to Fumed Silica Supply Agreement, between Cabot Microelectronics Corporation and Cabot Corporation.+
10.50 (8)	Amendment No. 2 to Fumed Silica Supply Agreement, between Cabot Microelectronics Corporation and Cabot Corporation.+
10.51 (10)	First Amendment to the Employment Offer Letter dated November 2, 2003.*
10.53 (10)	Cabot Microelectronics Corporation Supplemental Employee Retirement Plan, as amended.*
10.54 (12)	Cabot Microelectronics Corporation Annual Incentive and Sales Incentive Programs.*
10.57 (11)	Adoption Agreement, as amended January 1, 2010, of Cabot Microelectronics Corporation 401(k) Plan.*
10.58 (12)	Employee Stock Purchase Plan Prospectus as of November 24, 2010.*
10.59 (14)	General Release, Waiver and Covenant Not to Sue.*

10.60 (15) Credit Agreement dated February 13, 2012 among Cabot Microelectronics Corporation, as Borrower, Bank of America, N.A., as Administrative Agent, Bank of America Merrill Lynch and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Book Managers, JPMorgan Chase Bank, N.A., as Syndication Agent, and Wells Fargo Bank, National Association, as Documentation Agent.

10.61 (15) Cabot Microelectronics Corporation 2012 Omnibus Incentive Plan.*

10.62 (16) Form of Cabot Microelectronics Corporation 2012 Omnibus Incentive Plan Non-Qualified Stock Option Grant Agreement (employees (including executive officers)).*

10.63 (16) Form of Cabot Microelectronics Corporation 2012 Omnibus Incentive Plan Restricted Stock Award Agreement (employees (including executive officers)).*

10.64 (16) Form of Cabot Microelectronics Corporation 2012 Omnibus Incentive Plan Non-Qualified Stock Option Grant Agreement (non-employee directors).*

10.65 (16) Form of Cabot Microelectronics Corporation 2012 Omnibus Incentive Plan Restricted Stock Units Award Agreement (non-employee directors).*

21.1 Subsidiaries of Cabot Microelectronics Corporation.

23.1 Consent of Independent Registered Public Accounting Firm.

24.1 Power of Attorney.

31.1 Certification of Chief Executive Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Filed as an exhibit to, and incorporated by reference from the Registrant's Registration Statement on Form S-1 (No. 333-95093) filed with the Commission on March 27, 2000.
(2) Filed as an exhibit to, and incorporated by reference from the Registrant's Registration Statement on Form S-1 (No. 333-95093) filed with the Commission on April 3, 2000.
(3) Filed as an exhibit to, and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-30205) filed with the Commission on February 12, 2002.
(4) Filed as an exhibit to, and incorporated by reference from the Registrant's Annual Report on Form 10-K (No. 000-30205) filed with the Commission on December 10, 2003.
(5) Filed as an exhibit to, and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-30205) filed with the Commission on February 12, 2004.
(6) Filed as an exhibit to, and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-30205) filed with the Commission on May 7, 2004.
(7) Filed as an exhibit to, and incorporated by reference from the Registrant's Annual Report on Form 10-K (No. 000-30205) filed with the Commission on November 29, 2006.
(8) Filed as an exhibit to, and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-30205) filed with the Commission on August 8, 2008.
(9) Filed as an exhibit to, and incorporated by reference from the Registrant's Current Report on Form 8-K (No. 000-30205) filed with the Commission on September 24, 2008.
(10) Filed as an exhibit to, and incorporated by reference from the Registrant's Annual Report on Form 10-K (No. 000-30205) filed with the Commission on November 25, 2008.
(11) Filed as an exhibit to, and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-30205) filed with the Commission on February 8, 2010.
(12) Filed as an exhibit to, and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-30205) filed with the Commission on February 8, 2011.
(13) Filed as an exhibit to, and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-30205) filed with the Commission on May 9, 2011.
(14) Filed as an exhibit to, and incorporated by reference from the Registrant's Annual Report on Form 10-K (No. 000-30205) filed with the Commission on November 22, 2011.
(15) Filed as an exhibit to, and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-30205) filed with the Commission on May 9, 2012.
(16) Filed as an exhibit to, and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-30205) filed with the Commission on August 8, 2012.

**Management contract, or compensatory plan or arrangement.*

***Substantially similar change in control severance protection agreements have been entered into with William P. Noglows, H. Carol Bernstein, Yumiko Damashek, David H. Li, William S. Johnson, Ananth Naman, Daniel J. Pike, Lisa A. Polezoes, Thomas S. Roman, Stephen R. Smith, Adam F. Weisman and Daniel S. Wobby, with differences only in the amount of payments and benefits to be received by such persons.*

****Substantially similar deposit share agreements have been entered into with William P. Noglows, H. Carol Bernstein, David H. Li, William S. Johnson, Daniel J. Pike, Thomas S. Roman and Daniel S. Wobby with differences only in the amount of initial deposit made and deposit shares purchased by such persons.*

+ This Exhibit has been filed separately with the Commission pursuant to the grant of a confidential treatment request. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized:

	CABOT MICROELECTRONICS CORPORATION
Date: November 20, 2012	/s/ WILLIAM P. NOGLOWS William P. Noglows Chairman of the Board, President and Chief Executive Officer [Principal Executive Officer]
Date: November 20, 2012	/s/ WILLIAM S. JOHNSON William S. Johnson Vice President and Chief Financial Officer [Principal Financial Officer]
Date: November 20, 2012	/s/ THOMAS S. ROMAN Thomas S. Roman Corporate Controller [Principal Accounting Officer]

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Date: November 20, 2012	/s/ WILLIAM P. NOGLOWS William P. Noglows Chairman of the Board, President and Chief Executive Officer [Director]
Date: November 20, 2012	/s/ ROBERT J. BIRGENEAU* Robert J. Birgeneau [Director]
Date: November 20, 2012	/s/ JOHN P. FRAZEE, JR.* John P. Frazee, Jr. [Director]
Date: November 20, 2012	/s/ H. LAURANCE FULLER* H. Laurance Fuller [Director]
Date: November 20, 2012	/s/ RICHARD S. HILL* Richard S. Hill [Director]
Date: November 20, 2012	/s/ BARBARA A. KLEIN* Barbara A. Klein [Director]
Date: November 20, 2012	/s/ EDWARD J. MOONEY* Edward J. Mooney [Director]
Date: November 20, 2012	/s/ STEVEN V. WILKINSON* Steven V. Wilkinson [Director]
Date: November 20, 2012	/s/ BAILING XIA* Bailing Xia [Director]

**by H. Carol Bernstein as Attorney-in-fact pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.*

Exhibit 31.1

CERTIFICATION

I, William P. Noglows, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cabot Microelectronics Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 20, 2012

/s/ WILLIAM P. NOGLOWS

William P. Noglows
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, William S. Johnson, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cabot Microelectronics Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 20, 2012

/s/ WILLIAM S. JOHNSON

William S. Johnson
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cabot Microelectronics Corporation (the "Company") on Form 10-K for the fiscal year ended September 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 20, 2012

/s/ WILLIAM P. NOGLOWS

William P. Noglows
Chief Executive Officer

Date: November 20, 2012

/s/ WILLIAM S. JOHNSON

William S. Johnson
Chief Financial Officer

STOCKHOLDERS' INFORMATION

OFFICERS

William P. Noglows
Chairman, President and Chief Executive Officer

H. Carol Bernstein
Vice President, Secretary and General Counsel

Yumiko Damashek
Vice President, Japan and Asia Operations

William S. Johnson
Vice President and Chief Financial Officer

David H. Li
Vice President, Asia Pacific Region

Ananth Naman
Vice President, Research and Development

Daniel J. Pike
Vice President, Corporate Development

Lisa A. Polezoes
Vice President, Human Resources

Thomas S. Roman
Corporate Controller

Stephen R. Smith
Vice President, Marketing

Carmelina M. Stoklosa
Treasurer and Director, Finance

Adam F. Weisman
Vice President, Business Operations

Daniel S. Wobby
Vice President, Global Sales

BOARD OF DIRECTORS

William P. Noglows
Chairman, President and Chief Executive Officer, Cabot Microelectronics Corporation

Robert J. Birgeneau
Chancellor, University of California, Berkeley

John P. Frazee, Jr.
Former Chairman and Chief Executive Officer, Centel Corporation

H. Laurance Fuller
Former Co-Chairman, BP Amoco PLC

Richard S. Hill
Former Chairman and Chief Executive Officer, Novellus Systems, Inc.

Barbara A. Klein
Former Chief Financial Officer, CDW Computer Centers, Inc.

Edward J. Mooney
Former Chairman and Chief Executive Officer, Nalco Chemical Company

Steven V. Wilkinson
Former Partner, Arthur Andersen LLP

Bailing Xia
Chairman and Chief Executive Officer, Summer Leaf, Inc.

CORPORATE INFORMATION

HEADQUARTERS
Cabot Microelectronics Corporation
870 N. Commons Drive
Aurora, IL 60504
630.375.6631 phone
800.811.2756 toll free
630.375.5593 fax
www.cabotcmp.com

INVESTOR INFORMATION
Contact our offices by mail at the address above, by telephone at 630.499.2600 or at www.cabotcmp.com.

STOCK INFORMATION
Cabot Microelectronics is traded on the NASDAQ Global Select Market under the symbol CCMP.

STOCK TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
781.575.3400
www.computershare.com

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
Chicago, IL

STOCKHOLDERS' MEETING
The Annual Meeting of Stockholders will be held at 8 a.m. Central Time on March 5, 2013, at Cabot Microelectronics Corporation
870 N. Commons Drive
Aurora, IL

FORM 10-K
A copy of the Cabot Microelectronics Annual Report on Form 10-K for the fiscal year ended September 30, 2012, filed with the Securities and Exchange Commission, is enclosed and also available without charge at www.cabotcmp.com.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com
Annual Report Cover Photo by ©iStockphoto.com / Mikkel William Nielsen


Cabot
Microelectronics

Cabot Microelectronics Corporation
870 N. Commons Drive
Aurora, IL 60504



www.cabotcmp.com

Cabot Microelectronics is committed to conducting its business operations in a manner that preserves the environment, which includes limiting waste, conserving energy and preventing pollution. Our commitment goes beyond regulatory compliance and ISO certifications. Compared with 2008, when we established specific environmental improvement goals, in 2012 we successfully lessened our impact on the environment as shown below:


54%
INCREASE IN PAPER RECYCLING
25%
INCREASE IN SOLID WASTE RECYCLING
66%
REDUCTION IN LANDFILL WASTE
4%
REDUCTION IN CO_2 EMISSIONS
11%
REDUCTION IN ELECTRICITY USAGE

We continue to partner with our customers to help them achieve their environmental goals. As we look to the future, we plan to further reduce the environmental impact of doing business by strongly encouraging our suppliers to share our commitment to the environment, and we plan to measure the progress of our preferred suppliers. Through our own environmental initiatives, as well as through joint programs with our customers and suppliers, we strive to continue to be a trusted business partner and model corporate citizen with respect to environmental issues.


Cabot
Microelectronics

CABOT MICROELECTRONICS CORPORATION
870 North Commons Drive
Aurora, Illinois 60504

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held March 5, 2013

To our Stockholders:

We are notifying you that the Annual Meeting of Stockholders of Cabot Microelectronics Corporation will be held on Tuesday, March 5, 2013 at 8:00 a.m. local time at Cabot Microelectronics Corporation, 870 North Commons Drive, Aurora, Illinois 60504 for the following purposes:

1. To elect three directors, each for a term of three years;

2. To hold a non-binding stockholder advisory vote to approve our named executive officer compensation;

3. To ratify the selection of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as our independent auditors for fiscal year 2013; and

4. To transact other business properly coming before the meeting.

Each of these matters is described in further detail in the accompanying proxy statement. We also have included a copy of our 2012 Annual Report. Only stockholders of record at the close of business on January 11, 2013 are entitled to vote at the meeting or any postponements or adjournments of the meeting. A complete list of these stockholders will be available at our principal executive offices prior to the meeting.

We are again delivering our proxy statement and 2012 Annual Report under the United States Securities and Exchange Commission rules that allow companies to furnish proxy materials to their stockholders over the internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to our stockholders, which is designed to reduce our printing and mailing costs and the environmental impact of the proxy materials. A paper copy of our proxy materials may be requested through one of the methods described in the Notice of Internet Availability of Proxy Materials.

Please use this opportunity to take part in our affairs by voting your shares. You are cordially invited to attend the meeting in person. If you wish to attend the meeting in person, please bring a valid form of photo identification to the meeting. If your stock is not registered in your own name and you plan to attend the meeting and vote in person, you should contact your broker or agent in whose name your stock is registered to obtain a broker's proxy and bring it to the meeting in order to vote at the meeting.

Whether or not you plan to attend the meeting, your vote is important. Please promptly submit your proxy by telephone, internet or mail by following the instructions found on your Notice of Internet Availability of Proxy Materials or proxy card. Your proxy can be withdrawn by you at any time before it is voted.

By order of the Board of Directors,

William P. Noglows
Chairman of the Board

Aurora, Illinois
January 18, 2013, and is first being made available to stockholders electronically via the internet on or about January 18, 2013.

Table Of Contents

CABOT MICROELECTRONICS CORPORATION

870 North Commons Drive
Aurora, Illinois 60504

PROXY STATEMENT

The Board of Directors of Cabot Microelectronics Corporation is asking for your proxy for use at the annual meeting of our stockholders to be held on Tuesday, March 5, 2013 at 8:00 a.m. local time, at Cabot Microelectronics Corporation, 870 North Commons Drive, Aurora, Illinois 60504 and at any postponements or adjournments of the meeting.

Pursuant to the rules and regulations adopted by the United States Securities and Exchange Commission ("SEC"), we have again elected to provide our stockholders with access to our proxy materials over the internet rather than in paper form. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, rather than a printed copy of the proxy materials, to our stockholders of record as of January 11, 2013. We expect to mail the Notice of Internet Availability of Proxy Materials to stockholders entitled to vote at our annual meeting on or about January 18, 2013.

ABOUT THE MEETING

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the accompanying notice of meeting, including the election of three directors, the non-binding stockholder advisory vote to approve our named executive officer compensation and the ratification of the selection of our independent auditors. In addition, our management will report generally on the fiscal year ended September 30, 2012 and respond to questions from stockholders.

Why did I receive a notice in the mail regarding the internet availability of the proxy materials instead of a paper copy of the proxy materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to all stockholders entitled to vote at our annual meeting, we are again furnishing the proxy materials and our 2012 annual report to our stockholders electronically via the internet. On or about January 18, 2013, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review our proxy materials and our 2012 annual report. You will not receive a printed copy of the proxy materials. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials and submit your proxy via the internet. If you would like to receive a printed copy of the proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials for requesting printed materials.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held March 5, 2013:

- **The proxy statement and annual report to stockholders are available at www.cabotcmp.com and www.proxyvote.com.**

What are our voting recommendations?

Our board of directors recommends that you vote your shares "FOR" the election of each of the nominees named below under "ELECTION OF DIRECTORS", "FOR" non-binding advisory approval of our named executive officer compensation and "FOR" the ratification of the selection of our independent auditors.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, January 11, 2013, are entitled to receive notice of the annual meeting and to vote the shares of common stock that they held on that date at the meeting, or any postponements or adjournments of the meeting. Each outstanding share of common stock entitles its holder to cast one vote, without cumulation, on each matter to be voted on.

What is the difference between holding shares as a record holder and as a beneficial owner?

Record Holder. You are a record holder of our common stock if at the close of business on the record date your shares were registered directly in your name with Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078, our stock transfer agent.

Beneficial Owner. You are a beneficial owner if at the close of business on the record date your shares were held by a broker, bank, custodian, nominee or other record holder of our common stock and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see "What if I did not specify how my shares are to be voted?" for additional information.

What constitutes a quorum?

If a majority of the shares outstanding on the record date are present at the annual meeting, either in person or by proxy, we will have a quorum at the meeting permitting the conduct of business at the meeting. As of the record date, we had approximately 23,276,787 shares of common stock outstanding and entitled to vote. Any shares represented by proxies that are marked to abstain from voting on a proposal will be counted as present for purposes of determining whether we have a quorum. If a broker, bank, custodian, nominee or other record holder of our common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, the shares held by that record holder (referred to as "broker non-votes") will also be counted as present in determining whether we have a quorum.

How do I vote, and can I vote by telephone or through the internet?

You may vote in person at the annual meeting or you may vote by proxy. If your stock is registered in your own name, you may vote in person by attending the meeting, presenting a valid form of photo identification and delivering your completed proxy card in person. If your stock is not registered in your own name and you plan to attend the meeting and vote in person, you should contact your broker or agent in whose name your stock is registered to obtain a broker's proxy and bring it to the meeting along with a valid form of photo identification. You may vote by proxy by signing, dating and mailing a proxy card. In addition, you may vote by telephone or through the internet by following the instructions below or those included in the Notice of Internet Availability of Proxy Materials.

To vote by telephone, if you are a record holder of our common stock, call toll free 1-800-690-6903 and follow the instructions provided by the recorded message. To vote by telephone if you are a beneficial owner of our common stock, call the toll free number listed in the Proxy Card or follow the instructions provided by your broker. For all holders of our common stock (whether record or beneficial), to vote through the internet, go to www.proxyvote.com and follow the steps on the secured website. You also may access the proxyvote website (www.proxyvote.com) or view our proxy materials by going to our website, www.cabotcmp.com, selecting "Investor Relations" on our Homepage, and then selecting "Annual Meeting/Proxy" from the drop down menu.

If you vote by proxy, the individuals named on the proxy card as proxy holders will vote your shares in the manner you indicate.

What if I do not specify how my shares are to be voted?

Record Holder. If you are a record holder of our common stock and you sign and return the proxy card without indicating your instructions, your shares will be voted "FOR":

- the election of the three nominees for director named below under "ELECTION OF DIRECTORS;"
- the non-binding advisory approval of our named executive officer compensation; and
- the ratification of the selection of our independent auditors.

Beneficial Owners. If you are a beneficial owner and you do not provide the broker, bank, custodian, nominee or other record holder that holds your shares with voting instructions, such person will determine if it has the discretionary authority to vote on the particular matter. Under applicable rules, such person has the discretion to vote on routine matters such as the ratification of our independent auditors, but does not have discretion to vote on non-routine matters such as the election of directors and the non-binding stockholder advisory vote to approve our named executive officer compensation.

Can I revoke my proxy or change my vote after I return my proxy card or after I vote electronically via the internet or by telephone?

Yes. Even after you have submitted your proxy, you may revoke your proxy or change your vote at any time before the proxy is voted at the annual meeting by delivering to our Secretary a written notice of revocation or a properly signed proxy bearing a later date, or by attending the annual meeting and voting in person. (Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.) To revoke a proxy previously submitted electronically through the internet or by telephone, you may simply vote again at a later date, using the same procedures, in which case the later submitted vote will be recorded and the earlier vote revoked.

What vote is required to approve each matter that comes before the meeting?

Our bylaws provide that director nominees must receive the affirmative vote of a plurality of the votes cast at the meeting by stockholders entitled to vote thereon, meaning that the three nominees for director with the most votes will be elected. However, our Corporate Governance Guidelines, which are available through our website, www.cabotcmp.com, provide that in an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his or her resignation following certification of the stockholder vote for such election. In this situation, our nominating and corporate governance committee then shall consider the resignation offer and recommend to our board of directors whether to accept it. The board of directors then will act on the nominating and corporate governance committee's recommendation within ninety (90) days following certification of the stockholder vote for such election. Thereafter, the board of directors will promptly disclose its decision whether to accept the director's resignation offer (and the reasons for rejecting the resignation offer, if applicable), in a press release to be disseminated in the manner that we typically distribute press releases.

The non-binding stockholder advisory vote to approve our named executive officer compensation requires the affirmative vote of a majority of the votes cast at the meeting in person or by proxy by stockholders entitled to vote thereon. If the named executive officer compensation is not approved, then our compensation committee and our board of directors will meet following the annual meeting to consider the results of such non-binding stockholder advisory vote.

The ratification of the selection of our independent auditors requires the affirmative vote of a majority of the votes cast at the meeting in person or by proxy by stockholders entitled to vote thereon. If our independent auditors are not ratified, then our audit committee and our board of directors will meet following the annual meeting to the consider the results of such non-binding ratification vote.

Abstentions and broker non-votes will not be counted for purposes of determining whether an item has received the requisite number of votes for approval.

What happens if additional proposals are presented at the meeting?

Other than the matters described in this proxy statement, we do not expect any additional matters to be presented for a vote at the annual meeting. If you vote by proxy, your proxy grants the persons named as proxy holders the discretion to vote your shares on any additional matters properly presented for a vote at the meeting.

Who will bear the costs of soliciting votes for the meeting?

Certain directors, officers and employees, who will not receive any additional compensation for such activities, may solicit proxies by personal interview, mail, telephone or electronic communication. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders. In addition to the mailing of these proxy materials, we have hired the firm of D.F. King & Co., Inc. to assist in the solicitation of proxies at an estimated cost of approximately $8,000. We shall bear all costs of solicitation.

I share the same address with another Cabot Microelectronics stockholder. Why has our household received only one Notice of Internet Availability of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (e.g. brokers) to satisfy the delivery requirements with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means additional convenience for stockholders, cost savings for companies, and reduced environmental impact of our proxy materials.

A number of brokers with accountholders who are stockholders will be "householding" the Notice of Internet Availability of Proxy Materials. As indicated in the notice previously provided by these brokers to stockholders, a single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker or us that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise.

Stockholders who received a householded mailing this year and would like to have additional copies of the Notice of Internet Availability of Proxy Materials mailed to them, or would like to opt out of this practice for future mailings should submit a written request to our transfer agent, Computershare Trust Company, N.A., at P.O. Box 43010, Providence, Rhode Island 02940-3010 Attention: Shareholder Inquiries. We will promptly send additional copies of the Notice of Internet Availability of Proxy Materials upon receipt of such request.

Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials at their address and would like to request "householding" of their communications should contact their broker or, if stockholders are direct holders of shares of our common stock, they should submit a written request to our transfer agent, Computershare Trust Company, N.A., at P.O. Box 43010, Providence, Rhode Island 02940-3010 Attention: Shareholder Inquiries.

EFFECTS OF THE LEVERAGED RECAPITALIZATION WITH A SPECIAL CASH DIVIDEND COMPLETED MARCH 2, 2012

On December 13, 2011, we announced that our board of directors determined to pursue a significant new capital management initiative, including a proposed leveraged recapitalization with a special cash dividend, intended to more efficiently allocate our company's capital and provide additional value to our stockholders. On February 13, 2012, our board of directors declared the special cash dividend of $15 per share to our stockholders with a dividend payment date of March 1, 2012. On March 2, 2012, we completed the leveraged recapitalization and paid the special cash dividend.

In accordance with the terms of our Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan, as Amended and Restated September 23, 2008 ("2000 Equity Incentive Plan"), the maximum number and kind of shares of our common stock or other equity interest as to which awards may be granted, the number of shares of common stock or other equity interest subject to outstanding awards, and the exercise prices for outstanding options, were proportionally adjusted to preserve the value of such awards as a result of the leveraged recapitalization with a special cash dividend. In addition, in conjunction with the recapitalization, the 2000 Equity Incentive Plan required us to proportionally adjust the stock options and restricted stock units outstanding on the dividend payment date (March 1, 2012) to preserve the value of such awards as a result of the special cash dividend. Thus, as required by the 2000 Equity Incentive Plan, the exercise prices and the number of outstanding non-qualified stock options ("NQSOs") were adjusted to reflect the special cash dividend. The exercise prices of outstanding NQSOs were reduced by multiplying them by a factor of 0.68933, representing the ratio of the official opening price of our common stock on the NASDAQ stock market of $35.79 on March 2, 2012, the ex-dividend date, to the official closing price of our common stock on the NASDAQ stock market of $51.92 on March 1, 2012, which was the last trading day immediately prior to the ex-dividend date. The number of outstanding NQSOs was increased by multiplying the number by a factor of 1.45068, representing the ratio of the official NASDAQ closing price of $51.92 on the dividend payment date to the official NASDAQ opening price of $35.79 on the ex-dividend date. This adjustment did not result in additional share-based compensation expense in the period as the fair value of the outstanding NQSOs immediately following the payment of the special cash dividend was equal to the fair value immediately prior to such distribution.

Similarly, the 2000 Equity Incentive Plan required that we adjust the number of outstanding restricted stock units ("RSUs") as a result of the special cash dividend. The number of outstanding RSUs was increased by multiplying the number by a factor of 1.45068, representing the ratio of the official NASDAQ closing price of $51.92 on the dividend payment date to the official NASDAQ opening price of $35.79 on the ex-dividend date. This adjustment did not result in additional share-based compensation expense in the period as the fair value of the outstanding RSUs immediately following the payment of the special cash dividend was equal to the fair value immediately prior to such distribution.

Similar to the proportional adjustment to the outstanding NQSOs and RSUs, as required by the 2000 Equity Incentive Plan, the maximum number of shares issuable under the 2000 Equity Incentive Plan was proportionally adjusted to reflect the special cash dividend, and, as required by our new Cabot Microelectronics Corporation 2012 Omnibus Incentive Plan ("2012 Omnibus Incentive Plan"), which was approved by our stockholders in March, 2012 and which replaces the 2000 Equity Incentive Plan for any subsequently granted awards, the maximum number of shares issuable under the 2012 Omnibus Incentive Plan also was proportionally adjusted to reflect the leveraged recapitalization with a special cash dividend.

The adjustments described above are reflected in the numbers set forth in this proxy statement.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 11, 2013 (except as indicated below) by:

- all persons known by us to own beneficially 5% or more of our outstanding common stock;
- each of our directors;
- each of the named executive officers in the Compensation Discussion and Analysis Section and the Summary Compensation Table included in this Proxy Statement; and
- all of our directors and executive officers as a group.

Unless otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares of common stock beneficially owned by such stockholder.

Stock Ownership Table

Name and Address	Number of Shares Beneficially Owned(1)	Approximate Percent of Class(1)
CERTAIN BENEFICIAL OWNERS:		
1. Royce & Associates, LLC 745 Fifth Avenue New York, New York 10151	3,109,941(2)	13.36%
2. Shapiro Capital Management LLC 3060 Peachtree Road, Suite 1555 N.W. Atlanta, Georgia 30305	1,860,350(3)	7.99%
3. BlackRock, Inc. 40 East 52nd Street New York, New York 10022	1,777,381(4)	7.64%
4. Earnest Partners, LLC 1180 Peachtree Road, Suite 2300 N.E. Atlanta, Georgia 30309	1,612,163(5)	6.93%
5. Kayne Anderson Rudnick Investment Management LLC 1800 Avenue of the Stars, Second Floor Los Angeles, California 90067	1,493,703(6)	6.42%
6. The Vanguard Group, Inc. P.O. Box 2600 Valley Forge, Pennsylvania 19482	1,369,000(7)	5.88%
7. Riverbridge Partners LLC 80 South 8th Street, #1200 Minneapolis, Minnesota 55402	1,198,187(8)	5.15%
DIRECTORS AND EXECUTIVE OFFICERS:		
William P. Noglows	1,180,214(9)	5.07%
Robert J. Birgeneau	75,427(9)	*
John P. Frazee, Jr.	125,568(9)	*
H. Laurance Fuller	122,890(9)	*
Richard S. Hill	6,375(9)	*
Barbara A. Klein	63,597(9)	*

	Number of Shares Beneficially Owned(1)	Approximate Percent of Class(1)
Edward J. Mooney	71,906(9)	*
Steven V. Wilkinson	98,024(9)	*
Bailing Xia	73,087(9)	*
William S. Johnson	453,795(9)	1.95%
Daniel S. Wobby	232,294(9)	*
Adam F. Weisman	229,311(9)	*
H. Carol Bernstein	314,735(9)	1.35%
All directors and executive officers as a group (20 persons)	3,850,373(10)	16.54%

* = less than 1%

(1) "Beneficial ownership" generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days of January 11, 2013 are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 23,276,787 shares of our common stock outstanding as of January 11, 2013.

(2) Of the shares reported as beneficially owned, Royce & Associates, LLC exercises (a) sole power to vote 3,109,941 shares, (b) shared power to vote 0 shares, (c) sole investment power over 3,109,941 shares, and (d) shared investment power over 0 shares. The total number of shares reported as beneficially owned is 3,109,941. Various accounts managed by Royce & Associates, LLC have the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of the shares. The number of shares indicated is based on information reported in the Schedule 13G Holdings Report filed by Royce & Associates, LLC on January 4, 2013.

(3) Of the shares reported as beneficially owned, Shapiro Capital Management LLC exercises (a) sole power to vote 1,562,222 shares, (b) shared power to vote 298,128 shares, (c) no power to vote 0 shares, and (d) sole investment power over 1,860,350 shares. The total number of shares reported as beneficially owned is 1,860,350. The number of shares indicated is based on information reported in the Form 13F Holdings Report filed by Shapiro Capital Management LLC on November 14, 2012.

(4) BlackRock, Inc. is the parent holding company of certain institutional investment managers. BlackRock, Inc. does not exercise, and disclaims, investment discretion with respect to securities positions over which its investment operating subsidiaries exercise such discretion. Although BlackRock, Inc. only reports 748 shares as beneficially owned, because of BlackRock, Inc.'s ownership interest in certain investment operating subsidiaries, it could be deemed to beneficially own an aggregate of 1,777,381 shares. Of such shares, BlackRock, Inc. and the investment operating subsidiaries of BlackRock, Inc., if taken together, exercise (a) sole power to vote 1,777,381 shares, (b) shared power to vote 0 shares, (c) sole investment power over 1,777,381 shares, and (d) shared investment power over 0 shares. This information has been aggregated based on information reported in the Form 13F Holdings Reports filed on November 13, 2012 by: (i) BlackRock, Inc. (748 shares); (ii) BlackRock Fund Advisors (1,074,209 shares); (iii) BlackRock Investment Management, LLC (72,157 shares); (iv) BlackRock Group Ltd. (18,212 shares); (v) BlackRock Institutional Trust Company, N.A. (611,533 shares); and (vi) BlackRock Japan Co., Ltd. (522 shares).

(5) Of the shares reported as beneficially owned, Earnest Partners, LLC exercises (a) sole power to vote 620,931 shares, (b) shared power to vote 328,761 shares, (c) no power to vote 662,471 shares, and (d) sole investment power over 1,612,163 shares. The total number of shares reported as beneficially owned is 1,612,163. The number of shares indicated is based on information reported in the Form 13F Holdings Report filed by Earnest Partners, LLC on November 13, 2012.

(6) Of the shares reported as beneficially owned, Kayne Anderson Rudnick Investment Management LLC exercises (a) sole power to vote 1,493,703 shares, (b) shared power to vote 0 shares, (c) no power to vote 0 shares, and (d) sole investment power over 1,493,703 shares. The total number of shares reported as

beneficially owned is 1,493,703. This information is based on information reported in the Form 13F Holdings Report filed by Kayne Anderson Rudnick Investment Management LLC on November 6, 2012.

(7) Of the shares reported as beneficially owned, The Vanguard Group, Inc. exercises (a) sole power to vote 32,625 shares, (b) shared power to vote 0 shares, (c) no power to vote 1,336,375 shares, (d) sole investment power over 1,337,175 shares, and (e) shared investment power over 31,825 shares. The total number of shares reported as beneficially owned is 1,369,000 The number of shares indicated is based on information reported in the Form 13F Holdings Report filed by The Vanguard Group, Inc. on November 14, 2012.

(8) Of the shares reported as beneficially owned, Riverbridge Partners LLC exercises (a) sole power to vote 962,446 shares, (b) shared power to vote 0 shares, (c) no power to vote 235,741 shares, and (d) sole investment power over 1,198,187 shares. The total number of shares reported as beneficially owned is 1,198,187. The number of shares indicated is based on information reported in the Form 13F Holdings Report filed by Riverbridge Partners LLC on November 13, 2012.

(9) Includes shares of our common stock that such person has the right to acquire pursuant to stock options exercisable within 60 days of January 11, 2013, as follows:

Name	Upon Exercise Shares Issuable
Mr. Noglows	1,047,026
Mr. Birgeneau	61,850
Mr. Frazee	101,742
Mr. Fuller	61,850
Mr. Hill	1,875
Ms. Klein	49,520
Mr. Mooney	38,640
Mr. Wilkinson	47,344
Mr. Xia	58,224
Mr. Johnson	386,965
Mr. Wobby	191,742
Mr. Weisman	204,832
Ms. Bernstein	274,174

Also includes restricted shares of common stock awarded to such executive officer pursuant to the Second Amended and Restated Cabot Microelectronics Corporation 2000 Equity Incentive Plan, As Amended and Restated September 23, 2008 ("2000 Equity Incentive Plan"), on December 1, 2009, December 1, 2010, and December 1, 2011, respectively, and pursuant to the Cabot Microelectronics Corporation 2012 Omnibus Incentive Plan ("2012 Omnibus Incentive Plan") on December 3, 2012, that are still subject to restrictions as of January 11, 2013, as set forth in the table below. On December 1, 2009, December 1, 2010, December 1, 2011, and December 3, 2012 as part of our annual equity incentive award program, we awarded restricted shares to our executive officers with restrictions that lapse in equal increments upon each anniversary over four years. The outstanding restricted stock awards are eligible to receive dividends and have voting rights.

Name	Annual Equity Incentive Program Restricted Shares			
	12/01/09	12/01/10	12/01/11	12/03/12
Mr. Noglows	6,250	12,500	16,500	25,000
Mr. Johnson	2,375	4,350	6,525	9,800
Mr. Wobby	1,575	3,200	5,175	6,900
Mr. Weisman	1,825	3,200	5,175	7,900
Ms. Bernstein	1,575	2,875	4,575	6,900

Also includes both restricted shares of common stock that such executive officer has purchased at fair market value as "deposit shares" and for which the executive officer has been awarded a matching grant of "award shares", pursuant to our Executive Officer Deposit Share Program, that are still subject to restrictions (with respect to "award shares") or conditions (with respect to "deposit shares") as of January 11, 2013 as set forth in the table below. Under this program, our executive officers are entitled to voluntarily use all or a portion of their after-tax annual cash bonus compensation to purchase at fair market value shares of restricted stock awarded under the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan. These shares are retained on deposit with us until the third anniversary of the date of deposit ("deposit shares"), and our company matches the deposit with a restricted stock award equal to 50% of the shares deposited by the participant ("award shares"). If the participant is employed by our company on the third anniversary of the deposit date and the deposit shares have remained on deposit with us through such date, the restrictions on the award shares will lapse. Such executive officer has dividend and voting rights with respect to the restricted shares.

Name	Deposit Share Program Restricted Shares
Mr. Noglows	—
Mr. Johnson	2,809
Mr. Wobby	7,351
Mr. Weisman	—
Ms. Bernstein	880

Also includes restricted shares of common stock and restricted stock units awarded to such non-employee director pursuant to the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan that are still subject to restrictions as of January 11, 2013, as set forth in the table below. Until March 2011, for annual equity awards to non-employee directors, restricted stock units (prior to March 2010, restricted stock) were awarded with restrictions that lapse in equal increments upon each anniversary over four years. As of March 2011, for annual equity awards to non-employee directors, restricted stock units are currently awarded with restrictions that lapse in full upon the first anniversary of the award. Initial equity awards of restricted stock units (prior to March 2010, restricted stock) to non-employee directors are currently made with restrictions that lapse in equal annual increments beginning on the date of the award, as with awards to our employees, including our executive officers. Outstanding restricted stock awards are eligible to receive dividends and have voting rights but may not be sold or transferred. Outstanding restricted stock unit awards have the same economic value as shares of common stock but do not receive dividends and may not be voted or sold.

Name	Non-Employee Director Restricted Shares*
Mr. Birgeneau	3,951
Mr. Frazee	3,951
Mr. Fuller	3,951
Mr. Hill	3,875
Ms. Klein	3,951
Mr. Mooney	3,951
Mr. Wilkinson	3,951
Mr. Xia	3,951

* Includes Restricted Stock Units

Also includes phantom shares of our common stock that such non-employee director has the right to acquire pursuant to the Directors' Deferred Compensation Plan as of January 11, 2013, as follows:

Name	Phantom Shares
Mr. Birgeneau*	—
Mr. Frazee**	14,749
Mr. Fuller	31,252
Mr. Hill*	—
Ms. Klein*	—
Mr. Mooney**	9,807
Mr. Wilkinson**	16,641
Mr. Xia*	—

* Messrs. Birgeneau, Hill and Xia and Ms. Klein are not participants in the Directors' Deferred Compensation Plan.

** Messrs. Frazee and Wilkinson, as of January 1, 2008, and Mr. Mooney, as of January 1, 2009, elected to cease deferral of their compensation pursuant to the Directors' Deferred Compensation Plan.

(10) Includes 3,170,344 shares of our common stock that our directors and executive officers have the right to acquire pursuant to stock options exercisable within 60 days of January 11, 2013, 233,327 restricted shares of our common stock held by our executive officers still subject to restrictions as of January 11, 2013 (which include shares subject to restrictions or conditions pursuant to our Deposit Share Program), and 72,449 phantom shares of our common stock that our non-employee directors have the right to acquire pursuant to the Directors' Deferred Compensation Plan as of January 11, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than 10% of our common stock to file with the Securities and Exchange Commission reports regarding their ownership and changes in ownership of our common stock. Based solely on our review of the reports furnished to us, we believe that all of our directors and executive officers have complied with all Section 16(a) filing requirements for fiscal year 2012.

ELECTION OF DIRECTORS

Our board of directors is currently comprised of nine directors. The board of directors is divided into three classes: Class I, whose terms will expire at the upcoming annual meeting of stockholders; Class II, whose terms will expire at the annual meeting of stockholders to be held in 2014; and Class III, whose terms will expire at the annual meeting of stockholders to be held in 2015. Messrs. Fuller, Hill and Mooney are currently in Class I, Messrs. Birgeneau, Wilkinson and Xia are currently in Class II, and Messrs. Frazee and Noglows and Ms. Klein are currently in Class III.

At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our certificate of incorporation also provides that our board of directors may fill any vacancy created by the resignation of a director or the increase in the size of our board of directors.

The board of directors has nominated and urges you to vote "FOR" the election of the three nominees named below for terms of office ending in 2016.

In the event a nominee is not available to serve for any reason when the election occurs, it is intended that the proxies will be voted for the election of the other nominees and may be voted for any substitute nominee. Our board of directors has no reason to believe that any of the nominees will not be a candidate or, if elected, will be unable or unwilling to serve as a director. In no event will the proxies be voted for a greater number of persons than the number of nominees named.

Our board of directors recommends that you vote "FOR" the election to the board of each of the nominees named below.

Nominees for Director for terms that expire in 2016:

H. Laurance Fuller, 74, was elected a director of our company in June 2002. He also is a director of Abbott Laboratories. Mr. Fuller retired from the position of Co-Chairman of BP Amoco, p.l.c. in 2000 after serving as Chairman and Chief Executive Officer of Amoco Corporation since 1991 and President since 1983. He also has served as director of various entities including J.P. Morgan Chase, Motorola, Inc. and Security Capital Group Incorporated. Mr. Fuller received his B.S. in chemical engineering from Cornell University. Based upon Mr. Fuller's management and director experience and his technical background discussed above, and particularly pursuant to our Corporate Governance Guidelines, the board has evaluated Mr. Fuller's abilities and contributions according to the process described therein, and has concluded Mr. Fuller should continue to serve as a director of our company.

Richard S. Hill, 61, was elected a director of our company in June 2012. Mr. Hill retired as the Chairman and Chief Executive Officer of Novellus Systems, Inc., in the wake of its acquisition by Lam Research Corporation in 2012. Mr. Hill joined Novellus as its CEO in 1993 and was appointed its Chairman in 1996, serving continuously in these capacities until Novellus' acquisition by Lam. Prior to leading Novellus, Mr. Hill held various senior leadership and management positions with Tektronix, Inc., General Electric, Inc., Motorola, Inc., and Hughes Aircraft, Inc. Mr. Hill also serves on the boards of directors of Arrow Electronics, Inc., LSI Logic Corp., and Tessera Technologies, Inc.. He received a B.S. in bioengineering from the University of Illinois and a M.B.A. from Syracuse University. Based upon Mr. Hill's management and director experience and his technical background discussed above, the board has concluded Mr. Hill should serve as a director of our company.

Edward J. Mooney, 71, was elected a director of our company in March 2005. He also serves on the boards of directors of FMC Corporation, FMC Technologies, Inc., and the Northern Trust Corporation, and has served on the boards of Commonwealth Edison, Inc. and PolyOne Corporation. Mr. Mooney was the Delegue General-North America, Suez Lyonnaise des Eaux from March 2000 until his retirement in March 2001. From 1994 to 2000, he was Chairman and Chief Executive Officer of Nalco Chemical Company. Mr. Mooney received both a B.S. in chemical engineering and a J.D. from the University of Texas. Based upon Mr. Mooney's management and director experience and his knowledge of the chemical industry discussed above, the board has concluded Mr. Mooney should serve as a director of our company.

Directors whose terms continue until 2014:

Robert J. Birgeneau, 70, was elected a director of our company in March 2005. He has been the Chancellor of the University of California, Berkeley since September 2004. He also holds a faculty appointment in the departments of physics and materials science and engineering there. From July 2000 until assuming his current position, Mr. Birgeneau served as the President of the University of Toronto. Prior to that, Mr. Birgeneau was the Dean of the School of Science at the Massachusetts Institute of Technology, and previously had been the chair of its physics department. Mr. Birgeneau received his B.S. in mathematics from the University of Toronto and his Ph.D. in physics from Yale University. Based upon Mr. Birgeneau's management experience and his science and technology background discussed above, the board has concluded Mr. Birgeneau should serve as a director of our company.

Steven V. Wilkinson, 71, was elected a director of our company in April 2000. He is also a director of Entergy Corporation. Mr. Wilkinson has been retired since 1998. Prior to retirement, he was a partner of Arthur Andersen LLP. During his tenure with Arthur Andersen LLP, Mr. Wilkinson served clients across many industries, including chemical, electric and gas distribution, telecommunications, steel and transportation. He is a certified public accountant. Mr. Wilkinson received his B.A. in economics from DePauw University and his M.B.A. from the University of Chicago. Based upon Mr. Wilkinson's management experience and his accounting and finance background discussed above, the board has concluded Mr. Wilkinson should serve as a director of our company.

Bailing Xia, 57, was elected a director of our company in September 2007. He is the Chairman of Summer Leaf, Inc., a privately-held company, headquartered in Toronto, Canada, and has served in that role since 1996. He has been the Chief Representative in North America for China Central Television (CCTV) for education, science, technology, culture and health programs since 1994. In April 2007, Mr. Xia was appointed a Member of the Planning Committee of the China Development Bank. In February, 2010, Mr. Xia was appointed a Senior Advisor of China Certification & Inspection Group (CCIC). He also served as a director of Lingo Media International, Inc. Mr. Xia holds a degree in economics from Anhui University, and also graduated from the Sino-American Scientific Technology, Industry and Business Administration Program. Based upon Mr. Xia's management experience and his Asia-centric cross-border business experience, the board has concluded Mr. Xia should serve as a director of our company.

Directors whose terms continue until 2015:

John P. Frazee, Jr., 68, was elected a director of our company in April 2000. He has been a private investor since 2001 and has served as a senior advisor to Greenhill & Co., Inc. since November 2007. Prior to 1997, he served as President and Chief Operating Officer of Sprint Corporation, and before that as Chairman and Chief Executive Officer of Centel Corporation. Mr. Frazee also has served as director of various entities including the Chicago Board of Options Exchange, Dean Foods Company, Harris Bancorp, Homestead Village, Inc., Midway Airlines, Nalco Chemical Company, Paging Network, Inc., and Security Capital Group Incorporated. Mr. Frazee received his bachelor's degree in political science from Randolph-Macon College. Based upon Mr. Frazee's management and director experience discussed above, the board has concluded Mr. Frazee should serve as a director of our company.

Barbara A. Klein, 58, was elected a director of our company in April 2008. She retired in May 2008 as the Senior Vice President and Chief Financial Officer of CDW Corporation. Prior to that, Ms. Klein held a variety of senior finance positions including Vice President and Chief Financial Officer of Dean Foods Company, Vice President and Corporate Controller of Ameritech Corporation, and Vice President and Corporate Controller of Pillsbury Co. Ms. Klein also serves on the board of directors of Ingredion, Inc. She is a certified public accountant. Ms. Klein received a B.S. in accounting and finance from Marquette University, and a M.B.A. from Loyola University. Based upon Ms. Klein's management and director experience and her accounting and finance background discussed above, the board has concluded Ms. Klein should serve as a director of our company.

William P. Noglows, 54, has served as our Chairman, President and Chief Executive Officer since November 2003. Mr. Noglows also is a director of Littlefuse, Inc. and Aspen Aerogels, Inc. From 1984 through 2003, he served in various management positions at Cabot Corporation, culminating in serving as an executive vice president and general manager. While at Cabot Corporation, he was one of the primary founders of our company and was responsible for identifying and encouraging the development of the CMP application, which is the core of our business. Mr. Noglows had previously served as a director of our company from December 1999 until April 2002. Mr. Noglows received his B.S. in chemical engineering from the Georgia Institute of Technology. Based upon Mr. Noglows' management experience, his knowledge of our company and its operations, and his knowledge of the chemical and semiconductor industries, the board has concluded Mr. Noglows should serve as a director of our company.

BOARD STRUCTURE AND COMPENSATION

Board of Directors and Board Committees

Our board of directors has a standing audit committee, a standing compensation committee and a standing nominating and corporate governance committee to assist the board of directors in the discharge of its responsibilities. Our board of directors has adopted the Cabot Microelectronics Corporation Corporate Governance Guidelines, which are available on our website, www.cabotcmp.com, along with other corporate governance materials, such as board of directors committee charters and our Code of Business Conduct. Pursuant to the Corporate Governance Guidelines, committee charters and other corporate governance materials and practices, our board of directors and audit committee periodically review and provide oversight of the management of various risk factors that are relevant to our company. Our board of directors also reviews annually the functioning of the board. During fiscal year 2012, our board of directors held twelve meetings and took action by written consent once. Each of our directors attended at least 75% of all the meetings of the board and those committees on which he or she served during fiscal year 2012. With respect to our annual meeting of stockholders in fiscal year 2012, all of our directors except Mr. Frazee attended. Since the end of fiscal year 2012, the board of directors has met three times and has not taken action by written consent. Stockholders and third parties may communicate with our board of directors through the Chairman of the Board, c/o the Secretary of our company at our offices at 870 North Commons Drive, Aurora, Illinois 60504.

Independent Directors and Leadership Structure. The board of directors has determined that eight of our nine directors, including Messrs. Birgeneau, Frazee, Fuller, Hill, Mooney, Wilkinson, and Xia and Ms. Klein, are "independent" directors as defined in Rule 4200 of the National Association of Securities Dealers Automated Quotation ("NASDAQ") Marketplace Rules and as defined in applicable rules by the SEC. In making its determinations of independence, in addition to consideration of the relevant SEC and NASDAQ rules (according to which the definition of "independent director" is set forth in our Corporate Governance Guidelines), the board of directors considered factors for each director such as any other directorships, any employment or consulting arrangements, and any relationship with our company's customers, suppliers or advisors. With respect to Mr. Frazee, the board considered the fact that in November 2007 Mr. Frazee became a Senior Advisor to Greenhill & Co., Inc., an investment banking firm that has served as a financial advisor to us pursuant to certain contractual arrangements; Mr. Frazee's work with or retention by Greenhill does not relate to our company. After a period of four years with no contractual arrangements with Greenhill, in 2011 we engaged Greenhill to advise us in connection with the leveraged recapitalization and special cash dividend that we announced in December 2011 and implemented in March, 2012, and to advise us with regard to certain strategic matters during the term of our agreement, which is now expired, with the firm. We paid Greenhill advisory fees of $1,375,000 in 2011 for this work, and paid Greenhill an additional $1,125,000 of advisory fees upon consummation of the leveraged recapitalization in March, 2012. Mr. Frazee recused himself from any and all discussions regarding our retention of Greenhill, and negotiation of, or information related to, our contractual arrangement with the firm. Our independent directors hold regularly scheduled meetings in executive session, at which only independent directors are present. As provided in our Corporate Governance Guidelines, the Chairman of the nominating and governance committee, Mr. Frazee, serves as chairman of the meetings of the independent directors in executive session and performs other responsibilities of a lead director such as working with the Chairman of the board of directors to plan and set the agenda for meetings of the board of directors. Mr. Noglows is the Chairman of the board of directors and Chief Executive Officer of our company. The board of directors believes that this leadership structure is appropriate for our company given the size and scope of our business, the experience and active involvement of our independent directors, and our corporate governance practices, which include regular communication with and interaction between and among Mr. Noglows and the independent directors. The board believes that this approach serves to provide for the board's role in corporate governance and guiding corporate policy in an efficient manner. Stockholders and third parties may communicate with our independent directors through the Chairman of the nominating and corporate governance committee, c/o the Secretary of our company at our offices at 870 North Commons Drive, Aurora, Illinois 60504. During fiscal year 2012, our independent directors met in executive session eight times. Since fiscal year end, our independent directors have met in executive session once.

Audit Committee. The functions of the audit committee include selecting, appointing, retaining, compensating and overseeing our independent auditors, deciding upon and approving in advance the scope of audit and non-audit assignments and related fees, reviewing accounting principles we use in financial reporting, and reviewing the adequacy of our internal control procedures, including the internal audit function. The members of the audit committee are currently Messrs. Frazee, Hill and Wilkinson (Chairman) and Ms. Klein. Each of these audit committee members during fiscal year 2012 and currently:

- is an "independent" director as defined in Rule 4200(a)(15) of the NASDAQ Marketplace Rules;
- meets the criteria for independence as required by applicable rules adopted by the SEC;
- has not participated in the preparation of our financial statements or the financial statements of any of our current subsidiaries at any time during the past three years; and
- is able to read and understand fundamental financial statements.

Our board of directors has determined that the audit committee has at least one member who qualifies as an Audit Committee Financial Expert, as defined by relevant SEC rules, and has designated Mr. Wilkinson, the Chairman of the committee, as such Audit Committee Financial Expert. As previously stated, Mr. Wilkinson is an independent director. The audit committee operates under a written charter, a current copy of which is attached to this proxy statement as Appendix A and is available on our website, www.cabotcmp.com. The audit committee reviews and reassesses the adequacy of the audit committee charter on an annual basis. The audit committee has established procedures for the receipt, retention, and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, as well as for the pre-approval of services provided by our independent auditors, both of which are also available on our website, www.cabotcmp.com. A current copy of the procedures for the pre-approval of services provided by our independent auditors is attached to this proxy statement as Appendix B. As set forth in the audit committee charter, the audit committee is also responsible for the review and approval of any related party transaction in advance of the company entering into any such transaction; since April 2002, we have not been engaged in any related party transactions and none have been proposed to the audit committee for consideration. The audit committee met nine times during fiscal year 2012 and did not take action by written consent, and has met two times since fiscal year end with respect to the audit of our fiscal year 2012 financial statements and related matters and has not taken action by written consent. In fulfillment of the audit committee's responsibilities for fiscal year 2012, Mr. Wilkinson, the audit committee Chairman, reviewed our Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (as did the other members of the committee and board of directors), and our Quarterly Reports on Form 10-Q before we filed them, and Mr. Wilkinson and other members of the committee also reviewed quarterly earnings announcements and related matters before we released them.

Compensation Committee. The functions of the compensation committee include reviewing and approving the compensation and benefits for our employees, evaluating and deciding upon the compensation of our chief executive officer, evaluating and deciding upon the compensation of our other executive officers, which is done following consultation with our chief executive officer, monitoring the administration of our employee benefit plans, authorizing and ratifying stock option grants, restricted stock and restricted stock unit awards, other equity awards and other incentive arrangements, and authorizing employment and related agreements. Our chief executive officer is neither present for voting or deliberation on, nor votes upon decisions relating to, his compensation. In addition, our chief executive officer does not vote upon decisions related to the compensation of our other executive officers. Also, our chief financial officer, who also has responsibility for our human resources function, and our vice president of human resources and her staff support the compensation committee in its work by providing input and recommendations on the overall mix and forms of executive compensation as directed by the compensation committee. Our chief financial officer, vice president of human resources, and human resources staff do not make decisions regarding the amount of compensation for our named executive officers or other executive officers.

The compensation committee has engaged the services of a compensation consultant, W.T. Haigh & Company, Inc. ("W.T. Haigh"), which reports directly to the committee. The consultant has been engaged to advise the committee on executive compensation and equity incentive matters and trends and to perform benchmark comparison analysis of compensation practices of peer companies. From time to time, and as part of the committee's ongoing and annual reviews of executive officer compensation matters, the consultant recommends specific ranges of compensation for our executive officers, including our named executive officers, based on information provided by the committee regarding different performance scenarios and desired market placement. The consultant also advises the nominating and corporate governance committee on non-employee director compensation matters. The consultant provides no other services to our company. The compensation committee also has reviewed the independence of the consultant in light of new SEC rules and proposed NASDAQ listing standards regarding compensation consultants and has concluded that the consultant's work for the committee and for the nominating and corporate governance committee is independent and does not raise any conflict of interest.

The members of the compensation committee are Messrs. Birgeneau, Fuller (Chairman), Hill, Mooney and Xia, each of whom was during fiscal year 2012 and is now an "independent" director as defined in Rule 4200(a)(15) of the NASDAQ Marketplace Rules and as defined in applicable rules adopted by the SEC. The compensation committee operates under a written charter that addresses compensation matters, a current copy of which is available on our website, www.cabotcmp.com. The compensation committee reviews and reassesses the adequacy of the compensation committee charter on an annual basis. The compensation committee met seven times during fiscal year 2012 and did not take action by written consent, and has met three times since the fiscal year end with respect to 2012 annual bonuses, salary increases, stock option grants and restricted stock awards, and other matters, and has not taken action by written consent.

Nominating and Corporate Governance Committee. The functions of the nominating and corporate governance committee include reviewing and recommending a slate of nominees for the election of directors, recommending changes in the number, classification and term of directors, reviewing nominations by stockholders with regard to the nomination process, reviewing and recommending compensation and other matters for our non-employee directors, and attending to general corporate governance matters. The members of the nominating and corporate governance committee are Messrs. Frazee (Chairman), Fuller and Wilkinson and Ms. Klein, each of whom was during fiscal year 2012 and is now an "independent" director as defined in Rule 4200(a)(15) of the NASDAQ Marketplace Rules and as defined in applicable rules adopted by the SEC. The nominating and corporate governance committee operates under a formal charter that addresses the nominations process and such related matters as may be required under the federal securities laws and NASDAQ listing requirements, a current copy of which is available on our website, www.cabotcmp.com. The nominating and corporate governance committee reviews and reassesses the adequacy of the nominating and corporate governance charter on an annual basis. The nominating and corporate governance committee met five times during fiscal year 2012, did not take action by written consent, and has met once since fiscal year end and has not taken action by written consent. The nominating and corporate governance committee acted unanimously to recommend the nomination of the Class I director nominees to the board of directors, subject to stockholder approval, as discussed in "ELECTION OF DIRECTORS," above.

Criteria for Nominating Directors

The nominating and corporate governance committee considers candidates to fill new directorships created by expansion and vacancies that may occur and makes recommendations to the board of directors with respect to such candidates. The nominating and corporate governance committee considers suggestions from many sources regarding possible candidates for director and will consider nominees recommended by stockholders. Any such stockholder nominations, together with appropriate biographical information, should be submitted to the Chairman of the nominating and corporate governance committee, c/o the Secretary of our company at our offices at 870 North Commons Drive, Aurora, Illinois 60504. To be included in the proxy statement, such nomination must be received by the Secretary of our company not later than the 120th day prior to the first anniversary of the date of the preceding year's proxy statement.

In fiscal year 2012, we did not pay a fee to any third party to identify or evaluate potential director nominees; however, in the future we may pay a fee to a third party to identify or evaluate potential director nominees if the need arises, given the important role our directors play in guiding our strategic direction and overseeing the management of our company.

Board candidates are selected based upon various criteria including their character and reputation, relevant business experience and acumen, and relevant educational background. Some of the factors that are considered in evaluating candidates for the board of directors include experience in areas such as technology, manufacturing, marketing, finance, strategy, international business, and academia, as well as geographic, cultural, experiential and other forms of diversity. The nominating and corporate governance committee and board of directors review these factors, including diversity, in considering candidates for board membership. Board members are expected to prepare for, attend and participate in all board of directors and applicable committee meetings, and our annual meetings of stockholders. The nominating and corporate governance committee considers a director's past attendance record, participation and contribution to the board of directors in considering whether to recommend the reelection of such director.

Compensation of Directors

The following table shows information concerning the compensation that the company's non-employee directors earned during the last completed fiscal year ended September 30, 2012. A director who is also our employee receives no additional compensation for his or her services as a director.

2012 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Options Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Robert J. Birgeneau	70,000	67,780	81,997	—	219,777
John P. Frazee, Jr.	97,500	67,780	81,997	—	247,277
H. Laurance Fuller	95,000	67,780	81,997	—	244,777
Richard S. Hill	41,250	136,080	162,053	—	339,383
Barbara A. Klein	82,500	67,780	81,997	—	232,277
Edward J. Mooney	70,000	67,780	81,997	—	219,777
Steven V. Wilkinson	107,500	67,780	81,997	—	257,277
Bailing Xia	70,000	67,780	81,997	—	219,777

[1] Includes an annual retainer fee and committee fee, earned quarterly, and, as applicable, committee chairperson annual retainer fees, earned annually, each as discussed in more detail below. Dollar amounts are comprised as follows:

Name	Annual Retainer Fee	Committee Membership Fees	Committee Chair Fee
Robert J. Birgeneau	$60,000	$10,000	
John P. Frazee, Jr.*	$60,000	$22,500	$15,000
H. Laurance Fuller**	$60,000	$20,000	$15,000
Richard S. Hill	$30,000	$11,250	
Barbara A. Klein	$60,000	$22,500	
Edward J. Mooney	$60,000	$10,000	
Steven V. Wilkinson***	$60,000	$22,500	$25,000
Bailing Xia	$60,000	$10,000	

* Nominating and corporate governance committee chairman

** Compensation committee chairman

*** Audit committee chairman

[2] The amounts in the column headed "Stock Awards" represent the aggregate award date fair value of awards made in fiscal year 2012 computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Stock Compensation ("ASC 718"). For these restricted stock unit awards, the fair value is equal to the underlying value of the stock and is calculated using the closing price of our common stock on the award date. The actual value realized by a non-employee director related to restricted stock unit awards will depend on the market value of our common stock on the date the underlying stock is sold following vesting of the awards.

The amounts in the column headed "Option Awards" represent the aggregate grant date fair value of grants in fiscal year 2012 computed in accordance with ASC 718 (see Note 11 of Notes to Consolidated Financial Statements included in Item 8 of Part II of our Annual Report on Form 10-K for fiscal year 2012 for a description of the assumptions used in that computation). The actual value realized by a non-employee director related to option awards will depend on the difference between the market value of our common stock on the date the option is exercised and the exercise price of the option.

The award date fair market value computed in accordance with ASC 718, excluding the impact of estimated forfeitures for service-based vesting conditions, of each "Stock Award" awarded to our non-employee directors during fiscal year 2012 is as follows:

Name	Award Date	Number of Restricted Stock Units	Award Date Fair Value ($)
Mr. Birgeneau	3/6/12	2,000	67,780
Mr. Frazee	3/6/12	2,000	67,780
Mr. Fuller	3/6/12	2,000	67,780
Mr. Hill	6/4/12	4,500	136,080
Ms. Klein	3/6/12	2,000	67,780
Mr. Mooney	3/6/12	2,000	67,780
Mr. Wilkinson	3/6/12	2,000	67,780
Mr. Xia	3/6/12	2,000	67,780

The grant date fair market value computed in accordance with ASC 718 (such amount is included in the amounts under "Option Awards" in the 2012 Director Compensation Table), and the grant date fair market value computed in accordance with SFAS 123R, excluding the impact of estimated forfeitures for service-based vesting conditions, of each "Option Award" granted to our non-employee directors during fiscal year 2012 is as follows:

Name	Grant Date	Number of Options	Grant Date Fair Value ($)
Mr. Birgeneau	3/6/12	6,000	81,997
Mr. Frazee	3/6/12	6,000	81,997
Mr. Fuller	3/6/12	6,000	81,997
Mr. Hill	6/4/12	13,500	162,053
Ms. Klein	3/6/12	6,000	81,997
Mr. Mooney	3/6/12	6,000	81,997
Mr. Wilkinson	3/6/12	6,000	81,997
Mr. Xia	3/6/12	6,000	81,997

During fiscal year 2012, no awards to any of our non-employee directors were modified or cancelled (forfeited). Non-qualified Stock Option Awards and Restricted Stock Unit Awards outstanding pursuant to our 2000 Equity Incentive Plan were proportionally adjusted as mandated, and as described above in "Effects of the Leveraged Recapitalization with a Special Cash Dividend Completed March 2, 2012".

The aggregate number of stock awards and the aggregate number of stock option awards for each non-employee director that were outstanding as of the end of fiscal year 2012 are, as follows:

	Aggregate Number of Awards Outstanding as of September 30, 2012	
Name	Stock Awards*	Option Awards
Mr. Birgeneau	3,951	64,026
Mr. Frazee	3,951	103,918
Mr. Fuller	3,951	64,026
Mr. Hill	3,875	13,500
Ms. Klein	3,951	51,696
Mr. Mooney	3,951	40,816
Mr. Wilkinson	3,951	49,520
Mr. Xia	3,951	60,400

* Includes Restricted Stock Units.

Our non-employee directors received an aggregate of 55,500 stock options and 18,500 restricted stock units in fiscal year 2012.

Restricted stock unit and stock option awards that were outstanding as of the date of our leveraged recapitalization completed on March 2, 2012 were adjusted as more fully described under "Effects of the Leveraged Recapitalization with a Special Cash Dividend Completed March 2, 2012" and such adjustments are reflected in the table above reporting outstanding awards as of September 30, 2012.

3 In accordance with Item 402(k)(2)(vii) of Regulation S-K and the adopting release thereto (Release 33-8732A), the dividends received on shares of unvested restricted stock by virtue of the dividend rights contained in the restricted stock award agreements and as part of our leveraged recapitalization with a special cash dividend completed on March 2, 2012 (as more fully described under "Effects of the Leveraged Recapitalization with a Special Cash Dividend Completed March 2, 2012") are not reflected in this column. As required by relevant tax law, dividends received on shares of unvested restricted stock are treated as

ordinary income for income tax purposes. Pursuant to the special cash dividend, each non-employee director (other than Mr. Hill, who did not become a director of our company until June, 2012, after the completion of the leveraged recapitalization with a special cash dividend) received dividends of $22,500 on shares of unvested restricted stock.

As provided in our Corporate Governance Guidelines and the nominating and corporate governance committee charter, the nominating and corporate governance committee is responsible for reviewing and recommending to the board of directors compensation (cash and equity) for non-employee directors. The committee does this through review of director compensation benchmark information and analysis provided by W.T. Haigh, director compensation consultant to the committee.

As a result of such review following the close of fiscal year 2010, effective March 2011 at the time of our annual meeting, the board of directors, upon the recommendation of the nominating and corporate governance committee, approved certain changes to the compensation program for non-employee directors, as summarized below, and since then, non-employee directors have been eligible for the following compensation:

Description of Director Compensation Effective March 2011	Amount
Annual Retainer Fee*	$ 60,000
Committee Membership Fee*:	
Audit committee member	$ 12,500
Compensation committee member	$ 10,000
Nominating and corporate governance committee member	$ 10,000
Committee Chair Annual Retainer Fees*:	
Audit committee chairperson	$ 25,000
Compensation committee chairperson	$ 15,000
Nominating and corporate governance committee chairperson	$ 15,000
No Standing Committee or Board Meeting Fees**	
Annual Non-qualified Stock Option Grant***	6,000 options
Annual Restricted Stock Unit Award***	2,000 units
Initial Non-qualified Stock Option Grant****	7,500 options
Initial Restricted Stock Unit Award****	2,500 units

* Paid quarterly beginning with the quarter end following each the effective date of appointment, and subsequently, beginning with the quarter end following our annual meeting

** To the extent a special committee is established by board of directors to address a unique matter, committee meeting fee of $1,500 will be provided

*** Made at the time of our annual meeting, with 100% vesting occurring on the first anniversary of the grant/award date

**** Made as of the effective date of appointment to the board of directors, with vesting occurring 25% immediately on the grant/award date, and 25% per year on the next three anniversaries of the grant/award date

Upon a non-employee director's termination of service as a director of the company for reason of Death, Disability or a Change in Control, as defined in the 2000 Equity Incentive Plan, the 2012 Omnibus Incentive Plan and/or an award agreement, the grant or award will continue to be fully vested. In addition, if at the time of termination of service for any reason other than by reason of Cause, Death, Disability or a Change in Control, as defined in the 2000 Equity Incentive Plan, the 2012 Omnibus Incentive Plan and/or an award agreement, the non-employee director has completed at least two full terms as a director, as defined in our bylaws, the grant or award will continue to be fully vested.

Under our Directors' Cash Compensation Umbrella Program, which only applies to non-employee directors and is filed as an exhibit to our Annual Report on Form 10-K filed with the SEC on December 10, 2003, each non-employee director may choose to receive his compensation either in cash, in fully vested restricted stock under our 2012 Omnibus Incentive Plan (and formerly under our 2000 Equity Incentive Plan) (as of the date the fees are earned, the fees would be converted into the equivalent number of fully vested restricted shares, which would be beneficially owned and reported on Form 4 filings), or as deferred compensation under our Directors' Deferred Compensation Plan, as amended September 23, 2008, which first became effective in March 2001, and is filed as an exhibit to our Annual Report on Form 10-K filed with the SEC on November 25, 2008. At present, non-employee directors receive their annual retainer and committee chair and member fees on a quarterly basis. Non-employee directors also are eligible for reimbursement of travel and other out-of-pocket costs incurred in attending meetings. Non-employee directors are not eligible for any other compensation arrangement.

Prior to January 1, 2008, Messrs. Frazee, Fuller, Mooney, and Wilkinson had each elected to defer his compensation to future periods under the Directors' Deferred Compensation Plan. Messrs. Frazee and Wilkinson, as of January 1, 2008, and Mr. Mooney, as of January 1, 2009, each elected to no longer defer his compensation under the plan. Under the Directors' Deferred Compensation Plan, deferred amounts are payable only in the form of our common shares. A participating director is required to elect a date on which deferred compensation will begin to be distributed, which date generally must be at least two years after the end of the year deferrals are made and no later than the date of termination. As of the date the compensation is earned, the fees are converted into the right to acquire the equivalent number of shares of common stock at the end of the deferral period. These rights to acquire shares under the Directors' Deferred Compensation Plan are reported as beneficially owned on Form 4 filings for each participating director. As of January 11, 2013, an aggregate of approximately $1,775,790 of directors' compensation was deferred under the plan, and as of September 30, 2012, the amount was $1,752,040.

Compensation Committee Interlocks and Insider Participation

None of the current or former members of the compensation committee are or have been our employees.

FEES OF INDEPENDENT AUDITORS AND AUDIT COMMITTEE REPORT

Fees Billed by Independent Auditors

During fiscal years 2012 and 2011, the audit committee pre-approved 100% of all audit and non-audit services provided by our independent auditors, PricewaterhouseCoopers LLP, an independent registered public accounting firm. For such pre-approval of services, the audit committee follows its policy for the pre-approval of services provided by our independent auditors, a current copy of which is attached to this proxy statement as Appendix B and also is available on our web-site, www.cabotcmp.com. The following table presents fees for audit services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements for the fiscal year ended September 30, 2012, and September 30, 2011, and fees billed for other services rendered by PricewaterhouseCoopers LLP during those periods.

Fees	Fiscal Year Ended September 30, 2012 ($)	Fiscal Year Ended September 30, 2011 ($)
Audit Fees(1)	1,526,695	1,353,011
Audit-Related Fees(2)	—	—
Tax Fees(3)	442,692	589,024
All Other Fees(4)	5,850	7,200
Total	1,975,237	1,949,235

(1) Audit Fees include fees for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements and review of financial statements included in our Form 10-Q and for services that normally would be provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements. In addition to including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards, this category also may include services that generally only PricewaterhouseCoopers LLP reasonably can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

(2) Audit-Related Fees include assurance and related services traditionally performed by PricewaterhouseCoopers LLP that are reasonably related to the performance of the audit or review of our financial statements and not reported under the "Audit Fee" heading, including any employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. For fiscal years 2012 and 2011, PricewaterhouseCoopers LLP did not provide any Audit-Related Services to us.

(3) Tax Fees include all services performed by professional staff in PricewaterhouseCoopers LLP's and its foreign affiliates' tax divisions except those services related to the audit, and include fees for tax compliance, tax planning, and tax advice. Tax compliance generally involves preparation of original and amended tax returns, claims for refund and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities. For fiscal year 2012, $314,487 out of the total $442,692 for Tax Fees was for tax compliance services. For fiscal year 2011, $322,175 out of the total $589,024 for Tax Fees was for tax compliance services.

(4) All Other Fees include fees for fiscal years 2012 and 2011 for access to on-line accounting research software tools and employee attendance at a corporate tax class sponsored by PricewaterhouseCoopers LLP.

Report of the Audit Committee

The following report of the audit committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this report by reference therein.

The audit committee of the board of directors is responsible for providing independent, objective oversight of our accounting and system of internal controls, the quality and integrity of our financial reports, and the independence and the selection, appointment, retention, compensation and oversight of the performance of our independent auditors. The audit committee is composed of independent directors and operates under a written charter, a current copy of which is attached to this proxy statement as Appendix A and is available on our website, www.cabotcmp.com. The audit committee reviews and reassesses the adequacy of the audit committee charter on an annual basis. Our board of directors has determined that the audit committee has at least one member who qualifies as an Audit Committee Financial Expert, as defined by relevant Securities and Exchange Commission ("SEC") rules, and has designated Mr. Wilkinson, the Chairman of the committee, as such Audit Committee Financial Expert.

Management is responsible for our internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of our financial statements in accordance with generally accepted auditing standards and issuing a report on those financial statements. The audit committee monitors and oversees these processes.

In this context, the audit committee reviewed and discussed the audited financial statements for fiscal year 2012 with management and with the independent auditors. Specifically, the audit committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), which include, among other things:

- methods used to account for any significant and unusual transactions;
- the effect of any significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating any particularly sensitive accounting estimates and the basis for the independent auditors' conclusions regarding the reasonableness of those estimates; and
- any disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

The audit committee believes strongly in the principles underlying the requirement that independent auditors maintain their independence in strict compliance with applicable independence rules. The audit committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent auditors the issue of the independent auditors' independence from the company and management. In addition, in accordance with the SEC's auditor independence requirements, the audit committee has considered whether the independent auditors' provision of non-audit services to the company is compatible with maintaining the independence of the independent auditors and has concluded that it is.

Based on its review of the audited financial statements and the various discussions noted above, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012.

Respectfully submitted by the audit committee,

John P. Frazee, Jr.
Richard S. Hill
Barbara A. Klein
Steven V. Wilkinson, Chairman

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we discuss and analyze our executive officer compensation program and how we compensated each of our named executive officers identified in the following table in fiscal year 2012. The individuals listed include our chief executive officer, chief financial officer and our three other most highly compensated executive officers based on total compensation.

Name	Title
William P. Noglows	Chairman of the Board, President and Chief Executive Officer
William S. Johnson	Vice President and Chief Financial Officer
Daniel S. Wobby	Vice President, Global Sales
Adam F. Weisman	Vice President, Business Operations
H. Carol Bernstein	Vice President, Secretary and General Counsel

Fiscal Year 2012 Executive Compensation Summary

Our executive compensation program is structured to align our named executive officers' interests with those of our stockholders, by linking compensation to business objectives and performance, and to attract and retain talented executives. In general, our executive officers, including William P. Noglows, our Chairman, President and Chief Executive Officer, and our other named executive officers, are eligible for, and participate in, our compensation and benefits programs according to the same general terms as those available to all of our employees. Our executive compensation program is administered by the compensation committee of our board of directors, which is composed solely of independent directors. The key elements of our executive compensation program are base salary, annual cash bonuses and long-term equity incentives. The compensation committee is responsible for determining the level of compensation paid to our named executive officers and our other executive officers. The compensation committee targets compensation levels that take into account current market practices and believes that offering market-comparable pay opportunities allows our company to maintain a stable, successful executive team.

Our company, led by Mr. Noglows and our other executive officers, including our named executive officers, again delivered solid financial results in fiscal year 2012. However, these financial results were not as strong as those in fiscal year 2011, which was a record year for us in terms of revenue, net income and earnings per share. We believe that the company's fiscal year 2012 results were primarily affected by adverse macroeconomic factors throughout the year affecting the global economy and the semiconductor industry. In spite of this, the company's successful plan for and implementation of our capital management initiative through the leveraged recapitalization with the special cash dividend of approximately $347 million was a highlight of the company's performance in fiscal year 2012 as it not only delivered significant immediate value to our stockholders but was designed for more efficient allocation of the company's capital. In addition, despite the year's challenging economic environment, our company continued to grow our polishing pads business and to achieve significant revenue growth in South Korea, which represents the second largest chemical mechanical planarization ("CMP") consumables market in the world and an area of strategic emphasis for the company in recent years. For fiscal year 2012, we reported annual revenue of $427.7 million, annual net income of $40.8 million, earnings per share of $1.75, and gross profit margin of 47.7 percent of revenue. As described further below, costs for the implementation of our leveraged recapitalization with the special cash dividend, including higher operating expenses from professional fees and interest expense related to our new term loan used to finance a portion of the special cash dividend, adversely affected certain of our financial results, including net income, earnings per share and cash flow. The company's achievement of these results in fiscal year 2012, are attributable to the efforts of our global workforce, led by Mr. Noglows and the rest of our executive team, in the context of the global macroeconomic factors that impacted the semiconductor industry as discussed above. The company's performance in some areas exceeded the company's fiscal year 2012 performance goals overall that were established by the compensation committee of our board of directors, and in other areas did not meet such goals. The fiscal year 2012 performance goals were financial goals that included revenue, gross margin, earnings per share, and a cash flow measure, along with nonfinancial goals that included certain growth objectives.

As described in greater detail below, because of our company's overall performance in meeting or exceeding certain of our fiscal year 2012 performance goals, but not meeting certain other of such goals, based on the methodology for determining awards under our Annual Incentive Program, our employees earned annual cash bonuses under the Annual Incentive Program that resulted in smaller annual cash bonuses than in fiscal year 2011 based on the strong performance in fiscal year 2011 that had overall exceeded the fiscal year 2011 performance goals. Using a similar methodology, the compensation committee, in evaluating the performance of our company in fiscal year 2012 against our fiscal year 2012 performance goals, determined awards to be made under the Annual Incentive Program to our executive officers, including Mr. Noglows and our other named executive officers, which resulted in smaller annual cash bonuses being earned by them as compared with fiscal year 2011. Following the end of fiscal year 2012, the compensation committee awarded annual long term equity incentives under our 2012 Omnibus Incentive Plan that reflected values generally consistent with annual award cycles of the past few years. For 2012, the compensation committee awarded slight increases of 2% or less to the base salaries of our named executive officers (other than Mr. Noglows, who was awarded an increase of 3.8%), after having maintained the base salaries of all of our named executive officers at their fiscal year 2010 levels without any increases for 2011 consistent with the company's strategy to maintain base salaries in line with market comparables. Similarly for 2013, the compensation committee elected to award modest increases of 2.5% or less, or no increases, to the base salaries of our named executive officers for fiscal year 2013 (other than Mr. Noglows, who was awarded an increase of 4.5% by the compensation committee). In November 2012, the compensation committee established performance goals for our company for fiscal year 2013.

As described in detail under "Effects of the Leveraged Recapitalization with a Special Cash Dividend Completed March 2, 2012", in March 2012, we completed a leveraged recapitalization pursuant to which we paid a special cash dividend of $15 per share to our stockholders. Our named executive officers and other executive officers are stockholders in our company, as are many of our employees and our non-employee directors, and as such, were entitled to receive the special cash dividend payment on shares they held in our company as of the record and payment date for the special cash dividend. In addition, in accordance with the terms of our 2000 Equity Incentive Plan, the maximum number and kind of shares of our common stock or other equity interest as to which awards may be granted, the number of shares of common stock or other equity interest subject to outstanding awards, and the exercise prices for outstanding options, were proportionally adjusted to preserve the value of such awards as a result of the special cash dividend. Our 2012 Omnibus Incentive Plan also required appropriate and equitable adjustment to the aggregate number and kind of shares of our common stock or other securities reserved for issuance and delivery under such plan, as well as the various maximum limitations with respect to certain types of awards and the grant to individuals of certain types of awards, in order to reflect the impact of the special cash dividend. Amounts set forth and discussed in this compensation discussion and analysis section, as well as in the beneficial ownership section, directors' compensation section, and compensation tables of this Proxy Statement reflect or explain these mandatory adjustments, the details of which are discussed under "Effects of the Leveraged Recapitalization with a Special Cash Dividend Completed March 2, 2012".

Overview

General. Our executive compensation program is administered by the compensation committee of our board of directors, which is composed solely of independent directors. The compensation committee is responsible for determining the level of compensation paid to our named executive officers and our other executive officers, including determining awards under and administering the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan. The compensation committee is also responsible for reviewing and establishing all other executive officer compensation programs and plans that we may adopt from time to time. During and for fiscal year 2012, the compensation committee made all decisions pertaining to the compensation of our named executive officers and our other executive officers. The compensation committee also reviewed and approved the methodology used for compensation of our general employee population. Our chief executive officer is neither present for voting or deliberation on, nor votes upon decisions relating to, his compensation. In addition, our chief executive officer does not vote upon decisions related to the compensation of our other executive officers. Although our chief executive officer evaluates the performance of our other executive officers, including the named executive officers, discusses the compensation and mix and forms of compensation of the other executive officers with the compensation committee's compensation consultant and with the committee, and makes recommendations to the committee with respect to the compensation of the other executive officers, the committee makes all final decisions regarding the executive officers' compensation. Also, our chief financial officer, who also has responsibility for our human resources function, and our vice president of human resources and her human resources staff, support the compensation committee in its work by providing input and recommendations on the overall mix and forms of executive officer compensation, and discuss such matters with the committee's compensation consultant, as directed by the compensation committee. Our chief financial officer, vice president of human resources and her human resources staff do not make decisions regarding the amount of compensation for our named executive officers or other executive officers, and are not present for voting or deliberation on, any such matters.

As part of its responsibilities pursuant to its charter, the compensation committee also authorizes and reviews the non-binding stockholder advisory vote to approve our named executive officer compensation, as described in our proxy statement. At our 2012 annual meeting of stockholders, our stockholders approved the company's named executive officer compensation, as described in our 2012 proxy statement, with approximately 98% of the votes cast in favor of the matter. Our compensation committee and our board of directors met following the 2012 annual meeting to consider the results of such non-binding stockholder advisory vote and made no changes to the company's executive compensation program as a result of such vote. The compensation committee has determined that the non-binding stockholder advisory vote to approve our named executive officer compensation should be submitted to our stockholders for approval annually.

Compensation Policy and Overall Objectives. In determining the amount and composition of executive officer compensation, the committee's goal is to provide compensation that will enable us to:

- attract and retain talented executives,
- align compensation with business objectives and performance, and
- link the interests of our executive officers to the interests of our stockholders.

In general, executive officers, including our Chairman, President and Chief Executive Officer and our other named executive officers, are eligible for, and participate in, our compensation and benefits programs according to the same general terms as those available to all of our employees. For example, the terms and conditions of our annual equity incentive awards under the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan are the same for our executive officers as they are for our other employees. Similarly, the health and welfare benefit programs are the same for all of our employees, including our named executive officers and other executive officers; all executive officers participate in the same Employee Stock Purchase Plan, tax-qualified savings plan (the "401(k) Plan") and non-qualified supplemental savings plan (the "Supplemental Plan"), according to the same terms, as all of our employees. Aside from the change-in-control severance protection agreements with our named executive officers and other executive officers, and employment agreement with Mr. Noglows, all of which are described in greater detail in the "Executive Compensation" section below, we do not have post-termination of service agreements with our executive officers. Our executive officers are eligible to participate in our Executive Officer Deposit Share Program, under which they are entitled to voluntarily use all or a portion of their after-tax bonus compensation to purchase, at fair market value, shares of restricted stock awarded under the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan. These shares are retained on deposit with us until the third anniversary of the date of deposit ("deposit shares"), and our company matches the deposit with a restricted stock grant equal to 50% of the shares deposited by the participant ("award shares") subject to certain terms and conditions, as described in greater detail below.

Competitive Compensation and Benchmarking. The compensation committee believes that each element of the compensation program should target compensation levels that take into account current market practices. Offering market-comparable pay opportunities allows us to maintain a stable, successful management team. Our direct competitors in our core business of developing, manufacturing, and selling CMP slurries and pads are generally not stand-alone publicly-traded entities; therefore, our market for compensation comparison purposes is comprised of a group of companies that develop, manufacture, supply or use a variety of semiconductor products and processes, including companies that have similar levels of revenue, market capitalization, and employment, as well as comparable geographic presence. The compensation committee considers changes to the composition of this group from time to time based on changes in our or others' business, and revised the group during fiscal year 2012 based on recommendations made by the outside compensation consultant to the compensation committee, W.T. Haigh. These revisions were made in light of changes in the size and scope of others' business and various mergers and acquisition activity in the prior group over the previous several years, and as other comparable companies are identified. The compensation committee first used the current group for comparison purposes as of the end of fiscal year 2012 to consider benchmarks for fiscal year 2012 annual cash bonuses, and fiscal year 2013 base salaries, annual cash bonus targets, and long term equity incentive awards (the prior group was used for comparison purposes for fiscal years 2009, 2010, and 2011). The current group, with additions and deletions from the prior group noted, is comprised of the following companies:

Advanced Energy Industries
Aeroflex Holding Corp.*
ATMI, Inc.
Axcelis Technologies, Inc.
Brooks Automation, Inc.
Ceradyne, Inc.**
Cognex Corporation
Coherent, Inc.
Cree, Inc.
Cymer, Inc.
Electro Scientific
Entegris, Inc.
FormFactor, Inc.
II-VI, Inc.
Integrated Device Technology, Inc.
Mattson Technology, Inc.
Micrel Semiconductor, Inc.
Park Electrochemical Corp.*
Photronics, Inc.
PMC Sierra, Inc.
QLogic Corporation
Rogers Corporation
Semtech Corporation
Standard Microsystems**
Tessera Technologies, Inc.
Triquint Semiconductor, Inc.
Veeco Instruments, Inc.

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* This company was added as part of fiscal year 2012 revision to comparison group.

** This company was acquired by another entity at the end of our fiscal year 2012, and will not be part of the comparison group subsequent to such fiscal year. In addition, Atheros Communications and Varian Semiconductor Equipment Associates, Inc., were acquired by other entities previously and were removed as part of fiscal year 2012 revision to comparison group.

In evaluating the comparison group for compensation purposes, the compensation committee, in consultation with an outside compensation consultant hired by the committee, currently W.T. Haigh, exercises its discretion and makes its judgment regarding executive officer compensation matters after considering all relevant factors. In general, it is the goal of the compensation committee that each element of compensation and total compensation for our named executive officers and our other executive officers fall within the 50th to 75th percentile for comparable positions within the comparison group. However, a direct correlation may not always exist between the roles, responsibilities, and tenure of each of our executive officers and those of the position that appears to best correspond to such individual at companies within the comparison group. In addition, a direct correlation may not always exist between the relevant time period of evaluation given that the fiscal year end of companies within the comparison group is in most cases different from the company's fiscal year end of September 30, thereby making direct or any comparison difficult, especially when significant macro-economic changes occur that materially affect business performance and therefore, compensation differently and in different reporting periods, for each the company and the companies within the comparison group. The timing of the commencement of the severe global economic recession that began in 2008 is one such example.

Elements of Compensation

The key elements of our compensation program for our named executive officers and other executive officers are:

- base salary,
- annual cash bonuses, and
- long-term equity incentives.

In addition, we provide our named executive officers and other executive officers with:

- change in control severance protection agreements, and in some limited circumstances post-termination agreements, and
- the same retirement and other benefits provided to our employees generally.

Descriptions of these elements and the reasons we provide them to our named executive officers and other executive officers are provided in the following table:

Element	Description	Reason Provided
Base Salary	Fixed amount paid in cash twice per month, as for all of our employees.	As for all of our employees, provides named executive officers with a steady, predictable amount of fixed income with merit increases from time-to-time based on performance and market comparisons (if provided, usually effective on January 1 of the calendar year following such evaluation).
Annual Cash Bonuses (Annual Incentive Program, pursuant to 2012 Omnibus Incentive Plan)	Cash payment made within 75 days following completion of fiscal year depending on company and individual performance, as for all of our employees.	As for all of our employees, aligns compensation with business objectives and performance by communicating goals and motivating individuals to achieve these goals, and rewarding performance actually achieved.
Long-Term Equity Incentives (2012 Omnibus Incentive Plan and prior thereto, the 2000 Equity Incentive Plan)	Restricted Stock Awards (Initial, Annual and Deposit Share Program) and Stock Option Grants (Initial, Annual).	As for all of our employees who receive awards pursuant to our equity incentive plan, "at risk" nature of equity awards links interests with those of our stockholders; provides ongoing retention mechanism over vesting periods.
Change in Control Severance Protection Benefits for Executive Officers and other Key Employees	Salary and other benefits paid if terminated within a certain period of time pursuant to a Change in Control of our company (three years' salary and other benefits for Chief Executive Officer; two years' for other Executive Officers other than Principal Accounting Officer; one year for Key Employees and Principal Accounting Officer).	Assures company of dedicated executive and key employee team, notwithstanding the possibility, threat or occurrence of a change in control; provides for continuity of executive management and key employees in the event of an actual or threatened change in control.
Retirement and other Benefits	401(k) savings plan, Supplemental Plan, basic life and disability insurance and limited perquisites, as for all of our employees.	Represents market practice and competitive factors; broad-based programs for all employees.

Each of these elements is also addressed separately below. In determining compensation for executive officers, the compensation committee considers all elements of an executive officer's total compensation package in comparison to current market practices, including change in control arrangements, ability to participate in savings plans and other benefits. On at least an annual basis, the compensation committee considers the base salary, annual cash bonus, and long-term equity incentive elements, and balance among each of these elements, of each executive officer's overall compensation.

The receipt and retention by executive officers of certain elements of compensation, such as cash bonuses and equity-based compensation, are subject to our company's Code of Business Conduct, and the terms and conditions of relevant program, plan, and grant and award agreements, all of which include provisions that provide that the company may rescind or recover ("clawback") from an executive officer, including post-separation of service, cash bonus and/or equity-based incentives paid or awarded to such executive officer immediately under certain circumstances, including, but not limited to, actions by the executive constituting Cause, as determined by the company in its discretion and as otherwise enforceable under local law and violation of the Cabot Microelectronics Corporation Code of Business Conduct, including those provisions related to financial reporting (e.g., in the event of a restatement caused by certain factors). In the event of any such rescission or right of recovery, the individual must repay the amount in question to the company, and the company shall be entitled to set-off against such amount any amount owed to the individual by the Corporation.

Base Salaries. The compensation committee regularly reviews each executive officer's base salary. Base salaries for executive officers are initially determined by evaluating the executive officers' levels of responsibility, prior experience, breadth of knowledge, internal equity issues and external compensation practices, with particular reference to the comparison group of companies. Increases to base salaries are driven primarily by performance and current market practices, and evaluated by the compensation committee based on sustained levels of contribution to the company in the context of our performance-based management process. In the past several years, depending on the level of performance of the company and each executive officer, this generally has meant base salaries in the 50th to 75th percentile of the salary ranges of similarly positioned executive officers in the comparison group of companies. The factors the compensation committee considers in determining base salary levels are not assigned specific weights. Rather, the compensation committee reviews all of the factors and makes base pay determinations that reflect the compensation committee's analysis of the aggregate impact of these factors.

Current market practices, as represented by a comparison to executive officer base salaries in the comparison group of companies continued to serve as the primary reference for the compensation committee with respect to deciding upon any changes to base salary for both fiscal year 2012 (effective as of January 1, 2012), and fiscal year 2013 (effective as of January 1, 2013), similar to fiscal year 2010 (effective as of January 1, 2010) and fiscal year 2011 (which changes, had there been any, would have been effective as of January 1, 2011). Over this period the comparative data likely reflect the lingering but more recently recovering effects of the significant adverse global economic conditions that began in 2008 and macroeconomic uncertainty that continued in 2012, since, for example, for fiscal year 2011 none of the then named executive officers, including Mr. Noglows, received any increases to their base salaries, despite our company's exceptional financial and operational performance for fiscal year 2010, and for fiscal year 2012, to remain competitive within our peer group, the named executive officers received only modest increases of 2% or less, and Mr. Noglows received an increase of 3.8%, despite continued strong performance for fiscal year 2011. Similarly, for fiscal year 2013, to remain competitive within our peer group, the named executive officers received only modest increases of 2.5% or less, or no increases, and Mr. Noglows received an increase of 4.5%, in the context of solid performance for fiscal year 2012.

Following fiscal year 2010 and upon review of each executive officer's performance in the fiscal year and compensation, regardless of our company's exceptional financial and operational performance for fiscal year 2010, the compensation committee, in considering merit salary increases to be effective January 1, 2011 for the calendar year, retained the base salaries of our then named executive officers, including Mr. Noglows, at the 2010 levels, without any increase. As discussed above, following fiscal year 2011 and upon review of each executive officer's performance in the fiscal year and compensation, regardless of our company's strong financial performance for fiscal year 2011, the compensation committee, in considering merit salary increases to be effective January 1, 2012 for the calendar year, awarded modest increases of 2% or less to the base salaries of our named executive officers for fiscal year 2012 (other than Mr. Noglows, who was awarded an increase of 3.8% by the compensation committee). Also as discussed above, following fiscal year 2012 and upon review of each executive officer's performance in the fiscal year and compensation, regardless of our company's solid performance for fiscal year 2012, the compensation committee, in considering merit salary increases to be effective January 1, 2013 for the calendar year, awarded modest increases of 2.5% or less, or no increases, to the base salaries of our named executive officers for fiscal year 2013 (other than Mr. Noglows, who was awarded an increase of 4.5% by the compensation committee). The resulting base salaries for 2013, 2012, and 2011 are as follows:

Name	2013 Base Salary	2012 Base Salary	2011 Base Salary
William P. Noglows	$606,000	$580,000	$559,000
William S. Johnson	$353,000	$353,000	$348,000
Daniel S. Wobby	$320,000	$320,000	$314,300
Adam F. Weisman	$339,300	$332,700	$326,200
H. Carol Bernstein	$328,000	$320,000	$314,500

Annual Cash Bonuses. All of the company's employees are eligible to participate in the company's annual cash bonus program, which is called our Annual Incentive Program and (beginning in 2012) is administered pursuant to our 2012 Omnibus Incentive Plan, with executive officer, including named executive officer, bonuses, if any, determined by the compensation committee. As with all employees, executive officers' opportunities to earn annual cash bonuses correspond to the degree to which our company achieves the annually-established goals. The compensation committee believes that an annual cash bonus program allows us to communicate specific goals that are of primary importance during such year and motivates executive officers to achieve these goals.

Performance-Based Management Program and Company Performance Objectives: At the beginning of each fiscal year, the compensation committee and board of directors establish specific performance goals for the company in accordance with our performance-based management process. These objectives are set to reflect the key elements of our annual plan and budget, and provide a common platform for our initiatives for the year. Throughout the year, our senior management periodically reviews the company's progress in achieving these goals with our board of directors and compensation committee. In November 2011, the board of directors and compensation committee approved our Fiscal Year 2012 Company Performance Objectives, which also served as our Performance Goals for the purposes of our Annual Incentive Program. As in prior years, the fiscal year 2012 Annual Incentive Program Performance Goals were chosen to encourage a particular and enhanced focus on certain aspects of our company's business strategy and objectives for all of our employees, including our named executive officers and other executive officers, and for which all of our executive officers collectively have responsibility for influencing and driving.

The board of directors and compensation committee selected as our Fiscal Year 2012 Company Performance Objectives and Annual Incentive Program Performance Goals financial measures that are consistent with those used by the investment community to evaluate the performance of our company, and which would be appropriate goals by which to incent the ongoing balanced performance of the company and its employees, including its executive officers, across all of its operational units, within the challenging economic and industry environment we faced in early fiscal year 2012. The Fiscal Year 2012 Company Performance Objectives and Annual Incentive Program Performance Goals with corresponding Weighting, Measures for evaluating attainment of such, and corresponding Performance Targets were as follows:

Fiscal Year 2012 Company Performance Objectives:

Fiscal Year 2012 Annual Incentive Program Performance Goals (with corresponding Weighting, Measures, and Performance Targets), followed by (Fiscal Year 2012 Achievement):

- Revenue (25%) (Revenue, $480.0 million)($427.5 million);
- Gross Margin (20%) (Gross Profit, as a percentage of revenue, 48.5%, threshold of 46.0%)(47.7%);
- Earnings Per Share (20%) (Earnings Per Share, $2.90)($1.92*);

- Net Cash from Operations Less Capital Additions (20%) (Net Cash from Operations Less Capital Additions, $50.0 million*)($53.1 million*)
- Achievement of Certain Business Opportunities (15%) (Achievement of Number of Certain Business Opportunities, 100%)(120%)

* As a result of the company's implementation of the leveraged recapitalization with a special cash dividend, and as provided in the 2012 Omnibus Incentive Plan, the compensation committee approved adjustment of Measures for Earnings per Share and Net Cash from Operations Less Capital Additions to reflect the impact of the leveraged recapitalization with a special cash dividend, with the effect of excluding the adverse impact of $0.17 on Earnings per Share, and $6.3 million on Net Cash from Operations Less Capital Additions.

Performance Goals, Bonus Pool and Bonus Calculation: As in prior years, in fiscal year 2012, level of achievement of the noted five Fiscal Year 2012 Annual Incentive Program Performance Goals served as the mechanism by which the company determined the amount of funding for our Annual Incentive Program Bonus Pool ("AIP Bonus Pool"), which is approved by the compensation committee for all employees, including our named executive officers and other executive officers.

To determine the funding of the AIP Bonus Pool, the performance goals generally are weighted, based on their relative importance to achieving the company's overall goals. Then, for each performance goal, "threshold", "target" and "stretch" metrics, or levels, of performance are established. Because each year our performance goals are set to reflect the key objectives of our annual plan and budget, the "threshold", "target" and "stretch" metrics for each goal are designed to reflect increasing levels of difficulty, improvement, and motivation in achieving each level. For fiscal year 2012, consideration was given to the ameliorating but ongoing adverse global economic and industry conditions with renewed increasing macroeconomic uncertainty, and at the time anticipation of a cyclical slowdown in the semiconductor industry following what had been generally improving conditions, in setting the Performance Targets for the Annual Incentive Program Performance Goals. As part of our senior management's periodic review throughout the year of our progress in meeting our Company Performance Objectives and Annual Incentive Program Performance Goals with the compensation committee and board of directors, performance is discussed against a particular goal's "threshold", "target" and "stretch" levels.

The "threshold" level of performance for a particular performance goal represents the lowest level of performance for which any bonus would be earned on that goal. The "stretch" level of performance represents the level for which the maximum bonus would be earned for that particular goal, and the "target" represents the target level of performance. The actual bonus, if any, attributable to each performance goal is calculated based on the actual performance compared to these "threshold", "target" and "stretch" performance levels, and these are added together for all the performance goals to determine the funding of the AIP Bonus Pool. In turn, the AIP Bonus Pool is allocated for payment of bonuses to employees and executive officers, including our named executive officers. For fiscal year 2012, the bonus for a particular employee or executive officer was calculated by:

i) multiplying the salary of the employee or executive officer by the bonus target level established for the particular role or level of the employee or executive officer (expressed as a percentage of the individual's base salary, and set according to market pay practices), as described in greater detail for executive officers below;

ii) multiplied by a factor related to the overall achievement of the Annual Incentive Program Performance Goals (expressed as a percentage of the "target" level of performance); and

iii) multiplying this product by a factor that corresponds to an assessment of the individual performance of the employee or executive officer relative to the individual's own performance objectives. The compensation committee and board of directors approved and set the individual performance factor multiplier for each participant at the maximum level of 2.0, and the compensation committee retained discretion to reduce this amount.

In addition, in certain years, in assessing the company's overall performance and calculating the funding of the AIP Bonus Pool for all of our employees, including our named executive officers and other executive officers, the compensation committee also considers certain additional factors, such as, for example, acquisition activity or significant events such as our leveraged recapitalization with the special cash dividend, or the impact of global or other events beyond the company's control, that may have affected our company's achievement of certain of the Performance Goals that the committee considered important in evaluating the company's performance for the particular fiscal year, but that were not able to be known to the company at the time the year's Annual Incentive Program Performance Goals and related metrics were established. As described above, in fiscal year 2012, and as provided in the 2012 Omnibus Incentive Plan, the only additional factor considered by the compensation committee in assessing the company's overall performance and calculating the funding of the AIP Bonus Pool was the leveraged recapitalization with the special cash dividend and its impact on the Performance Goals of Earnings per Share and Net Cash from Operations Less Capital Additions.

Individual Executive Officer Bonus Target Levels and Cash Bonus Earned: As described above, actual payouts for cash bonus awards are determined by the level of performance of our company, which as described above was solid for fiscal year 2012, and the individual performance of each employee, including each named executive officer and other executive officers, and may be higher or lower than the established individual's bonus target level depending upon performance relative to the pre-established goals. The compensation committee, in consultation with its outside compensation consultant, has established a bonus award target for each executive officer by evaluating factors such as external pay practices, with particular reference to the comparison group of companies (as described above, bonus award targets are established for each of our employees based on an individual's role or level). In this regard, for fiscal year 2012 the compensation committee retained the bonus award target for each named executive officer at the same level as each individual's bonus award target for fiscal year 2011. The bonus award targets and actual amounts earned for our named executive officers for fiscal year 2012 were as follows:

Name	Bonus Target (as % of Base Salary)	Bonus Target ($)	Actual Bonus Earned* ($)
William P. Noglows	100%	$580,000	$465,000
William S. Johnson	65%	$229,450	$184,200
Daniel S. Wobby	55%	$176,000	$122,000
Adam F. Weisman	65%	$216,255	$150,000
H. Carol Bernstein	55%	$176,000	$141,300

* In assessing our company's and executive officers' achievement of the noted Performance Goals for purposes of the multiplier described above, the compensation committee concluded that a factor of approximately 73% percent had been achieved and the bonus pool was funded accordingly. In assessing each named executive officer's individual performance for fiscal year 2012, and for purposes of the multiplier described above, the compensation committee, pursuant to its ability to exercise negative discretion, ultimately decided upon factors ranging from approximately .95 to 1.10.

As discussed above, cash bonuses awarded to our executive officers are subject to rescission and recovery ("clawback") by the company in certain circumstances.

Fiscal Year 2013 Performance Management Program and Performance Goals. In November 2012, the compensation committee and board of directors set our Fiscal Year 2013 Annual Incentive Program Performance Goals, generally using the process described above. Amounts earned under this program will be paid under the 2012 Omnibus Incentive Plan. The performance goals approved for Fiscal Year 2013 are: financial goals that include revenue, gross margin, earnings per share, and a cash flow measure, and a nonfinancial goal involving achievement of identified business opportunities. In addition, the compensation committee and board of directors approved and set the individual performance factor multiplier for each participant at the maximum level of 2.0, and the compensation committee retained discretion to reduce this amount.

Long-Term Equity Incentives. Long-term equity incentives are provided to our named executive officers and other executive officers pursuant to the 2000 Equity Incentive Plan (prior to our stockholders' approval of the 2012 Omnibus Incentive Plan) and the 2012 Omnibus Incentive Plan (beginning after our stockholders' approval of the plan at our 2012 Annual Meeting of Stockholders). All of the company's employees are eligible to participate in the 2012 Omnibus Incentive Plan (and were eligible to participate in the 2000 Equity Incentive Plan prior to our stockholders' approval of the 2012 Omnibus Incentive Plan), with any and all awards to executive officers, including named executive officers, pursuant to it determined by the compensation committee. The compensation committee believes that equity-based compensation is an essential element in our overall compensation scheme. Equity-based compensation is emphasized in the design of our executive officer compensation program because it involves at-risk components of compensation that directly link our executive officers' interests with those of our stockholders. The compensation committee, in consultation with its outside compensation consultant, evaluates the balance of equity-based compensation with the base salary and cash bonus elements of cash compensation by considering factors such as external compensation practices, with particular reference to the comparison group of companies, the ability to achieve a desired balance between cash and equity-based compensation, and the financial impact to our company of providing various kinds and amounts of equity-based compensation to our employees, including our executive officers.

Timing of Grants: Initial or "new-hire" options and restricted stock may be awarded to employees, including our executive officers, when they join the company. Thereafter, options and restricted stock may be awarded to employees, including each executive officer, annually and from time to time based on performance. To enhance retention, options and restricted stock awarded to executive officers, as with awards to all other employees, are subject to vesting restrictions that generally lapse over a four-year period. Stock option grants to executive officers, whether "new hire", occasional, or pursuant to our annual incentive program, may only be made upon specific approval by the compensation committee, as is the case with all other forms of equity-based compensation, such as restricted stock awards, and non-equity-based compensation for executive officers. Our stock option grant practice consistently has been that the exercise price for all of our stock option grants, including those to our executive officers, is the fair market value, as represented by the closing price on NASDAQ, of our stock on the stock option grant date, as approved by the compensation committee. For "new hire" grants, the grant date is the first day of employment for the grant recipient; for grants made pursuant to our annual grant program or at other times in particular circumstances, the latter of which has not occurred for any of our executive officers while serving as an executive officer, the grant date is the date of approval by the compensation committee or a subsequent date set by the committee in its approval. For our annual grant program, our practice for the past ten annual cycles has been that the one grant date for grants made to all employees, including all of our executive officers, occurs within approximately one to two weeks following the compensation committee's meeting (usually late November) to consider and decide upon performance and compensation-related matters for our employees, including specific evaluations and decisions regarding each of our executive officers, such as base salary increases, annual cash bonuses, and equity-based incentive awards following the close of our fiscal year on September 30. It is our practice to set a stock option's grant date only for a date certain on or subsequent to the date the grant is approved, and it is not our practice to set a stock option's grant date as a date prior to the date of approval for a grant (i.e., "backdating"). In addition, it is not our practice to make stock option grants while we are in possession, or in coordination with the release, of material non-public information regarding our company. To our knowledge, we have followed our stock option grant practices throughout our history as a publicly-traded company. While we do not have any current plans to change our stock option grant practices, circumstances may arise such that we might decide it is in the best interests of our business to do so in the future.

Allocation Among Awards: As permitted by the 2012 Omnibus Incentive Plan and prior thereto, the 2000 Equity Incentive Plan, our compensation committee awards a blend of non-qualified stock option grants and restricted stock awards (restricted stock units for our non-United States employees) to employees selected to receive awards, including the named executive officers and other executive officers, according to approximately a three-to-one ratio of non-qualified stock options granted to restricted stock awarded. Our compensation committee believes that this mix of awards competitively balances the types of equity incentives being awarded to our employees, and also appropriately addresses the financial impact of the expensing of equity-based compensation required pursuant to an accounting standard issued by the Financial Accounting Standards Board (ASC 718 SFAS 123R). We have provided this combination of restricted stock and stock option awards for the annual equity incentive award program grants to our employees, including our named executive officers, since fiscal year 2007. For more information regarding these awards, see Footnotes no. 1 and 2 to the 2012 Grants of Plan-Based Awards table.

Size of Awards: When determining awards for individual executive officers under the 2012 Omnibus Incentive Plan (and the 2000 Equity Incentive Plan prior to our stockholders' approval of the 2012 Omnibus Incentive Plan), the compensation committee primarily considers compensation practices and equity values awarded by the comparison group of companies, as well as the executive officer's level of current and potential future responsibility, and to some extent performance in the prior year. In determining award sizes, the compensation committee does not assign specific weights to these factors. Rather, the factors are evaluated on an aggregate basis. The compensation committee also considers the overall number of units to be awarded pursuant to our annual equity incentive award program to all employees with respect to consideration of our annual equity award run rate. In addition, the compensation committee considers the underlying economic value associated with equity incentive awards, and may decide to increase or decrease the award "units" to be awarded in an attempt to deliver a relatively consistent dollar value of awards from year to year. As an example, for our fiscal year 2010 annual equity incentive awards, which occurred on December 1, 2009, the compensation committee, upon the advice of its compensation consultant, decreased the overall number of "units" to be awarded to our employees, including our named executive officers and other executive officers, receiving such awards, relative to the fiscal year 2009 awards generally in order to reflect a dollar value of award delivered based upon the average near term recent price of our stock more consistent with the value delivered in fiscal year 2009. Again, for our fiscal year 2011 annual equity incentive awards, which occurred on December 1, 2010, the compensation committee, upon the advice of its compensation consultant, in general decreased the overall number of "units" to be awarded to our employees, including our named executive officers and other executive officers, receiving such awards, relative to the fiscal year 2010 awards generally in order to reflect a dollar value of award delivered based upon the average near term price of our stock more consistent with the value delivered in fiscal year 2010. For our fiscal year 2012 annual equity incentive awards, which occurred on December 1, 2011, the compensation committee, upon the advice of its compensation consultant, in general maintained a consistent overall number of "units" to be awarded to our employees, including our named executive officers and other executive officers, receiving such awards, relative to the fiscal year 2011 awards, and thus reflected a dollar value of award delivered based upon the average near term price of our stock consistent with the value delivered in fiscal year 2011. For our fiscal year 2013 annual equity incentive awards, which occurred on December 3, 2012, the compensation committee, upon the advice of its compensation consultant in general increased the overall number of "units" to be awarded to our employees, including our named executive officers and other executive officers, receiving such awards, relative to the fiscal year 2012 awards generally in order to reflect a dollar value of award delivered based upon the average near term price of our stock more consistent with the value delivered in fiscal year 2012; this increase partially reflected the impact of the leveraged recapitalization with a special cash dividend. These fiscal year 2013 annual equity incentive awards, which occurred on December 3, 2012, are shown in the following table:

Name	Fiscal Year 2013 Non-Qualified Stock Option Grant (#)	Fiscal Year 2013 Restricted Stock Award (#)
William P. Noglows	75,000	25,000
William S. Johnson	29,400	9,800
Daniel S. Wobby	20,700	6,900
Adam F. Weisman	23,700	7,900
H. Carol Bernstein	20,700	6,900

In general, the compensation committee has not considered any actual amounts that may have been realized from prior equity-based compensation awards in awarding subsequent equity-based compensation, or other elements of compensation. However, in considering awards under the 2012 Omnibus Incentive Plan (and the 2000 Equity Incentive Plan prior to our stockholders' approval of the 2012 Omnibus Incentive Plan) to our employees, including executive officers, the compensation committee does consider whether equity-based awards that previously may have been made to them continue to fulfill the purposes of motivation and retention.

Our executive officers are also eligible to participate in the Executive Officer Deposit Share Program. See "EXECUTIVE COMPENSATION — Executive Officer Deposit Share Program," below. While all of our executive officers have equity ownership in our company through participation in various equity-based programs such as the Employee Stock Purchase Plan, Executive Officer Deposit Share Program, and our annual equity incentive award program, we do not currently have equity-ownership requirements or guidelines for our executive officers.

Clawback Policy; Anti-Hedging or Anti-Pledging Policy: As discussed above, equity-based compensation awarded to our executive officers is subject to rescission and recovery ("clawback") by the company in certain circumstances. In addition, all equity-based compensation is subject to all of the terms of our 2000 Equity Incentive Plan or the 2012 Omnibus Incentive Plan (as applicable), the respective grant and award agreements for particular grants and awards, our Code of Business Conduct, our Insider Trading and Non-Disclosure Policy, including Trading Guidelines for Directors, Executive Officers and Other Key Employees, and our Reporting Requirements and Trading Guidelines for Directors and Executive Officers Under Section 16 of the Securities and Exchange Act and Rule 144 Under the Securities Act of 1933; as applicable, noted policies and procedures apply to any and all equity in our company held by our executive officers. For example, our executive officers, as well as our directors and designated other key employees, observe various requirements, such as those related to quarterly trading and other "blackout" periods, and affirmative pre-clearance of any transactions in our company's securities. Our executive officers and directors do not hedge or pledge equity in our company.

Change in Control Severance Protection Benefits. The terms and conditions of the change in control severance protection agreements with our named executive officers and the employment agreement with Mr. Noglows are described in more detail in the section entitled "Executive Compensation" below. The board of directors and compensation committee originally determined the terms and conditions of the change in control severance protection agreements, including the severance benefit payable, and the triggering events for the payment of such severance benefit, pursuant to such agreement, in consultation with their outside compensation consultant and our financial and other advisors, and considered external practices at similarly situated companies regarding change in control arrangements. The board of directors and compensation committee also review the costs and benefits of the change in control severance protection agreements periodically. As a result of the most recent review, the board of directors and compensation committee, with advice from the committee's outside compensation consultant regarding market practices, determined that the cost to the company and the competitiveness of such agreements remain reasonable and appropriate. The agreements are described in more detail in the section entitled "Executive Compensation" below.

Retirement and Other Benefits. We have adopted various employee benefit plans and arrangements for the purpose of providing employee benefits to our employees, including our executive officers. In general, the same terms apply to all of our employees, including our executive officers. These plans and arrangements include our Employee Stock Purchase Plan, the 401(k) Plan, and the Supplemental Plan.

Effects of the Leveraged Recapitalization with a Special Cash Dividend. On December 13, 2011, we announced that our board of directors determined to pursue a significant new capital management initiative, including a proposed leveraged recapitalization with a special cash dividend, intended to more efficiently allocate our company's capital and provide additional value to our stockholders. On February 13, 2012, our board of directors declared the special cash dividend of $15 per share to our stockholders with a dividend payment date of March 1, 2012. On March 2, 2012, we completed the leveraged recapitalization and paid the special cash dividend.

In accordance with the terms of the 2000 Equity Incentive Plan, the maximum number and kind of shares of our common stock or other equity interest as to which awards may be granted, the number of shares of common stock or other equity interest subject to outstanding awards, and the exercise prices for outstanding options, were proportionally adjusted to preserve the value of such awards as a result of the leveraged recapitalization with a special cash dividend. In addition, in conjunction with the recapitalization, the 2000 Equity Incentive Plan required us to proportionally adjust the stock options and restricted stock units outstanding on the dividend payment date (March 1, 2012) to preserve the value of such awards as a result of the special cash dividend. Thus, as required by the 2000 Equity Incentive Plan, the exercise prices and the number of outstanding non-qualified stock options ("NQSOs") were adjusted to reflect the special cash dividend. The exercise prices of outstanding NQSOs were reduced by multiplying them by a factor of 0.68933, representing the ratio of the official opening price of our common stock on the NASDAQ stock market of $35.79 on March 2, 2012, the ex-dividend date, to the official closing price of our common stock on the NASDAQ stock market of $51.92 on March 1, 2012, which was the last trading day immediately prior to the ex-dividend date. The number of outstanding NQSOs was increased by multiplying the number by a factor of 1.45068, representing the ratio of the official NASDAQ closing price of $51.92 on the dividend payment date to the official NASDAQ opening price of $35.79 on the ex-dividend date. This adjustment did not result in additional share-based compensation expense in the period as the fair value of the outstanding NQSOs immediately following the payment of the special cash dividend was equal to the fair value immediately prior to such distribution.

Similarly, the 2000 Equity Incentive Plan required that we adjust the number of outstanding restricted stock units ("RSUs") as a result of the special cash dividend. The number of outstanding RSUs was increased by multiplying the number by a factor of 1.45068, representing the ratio of the official NASDAQ closing price of $51.92 on the dividend payment date to the official NASDAQ opening price of $35.79 on the ex-dividend date. This adjustment did not result in additional share-based compensation expense in the period as the fair value of the outstanding RSUs immediately following the payment of the special cash dividend was equal to the fair value immediately prior to such distribution.

Similar to the proportional adjustment to the outstanding NQSOs and RSUs, as required by the 2000 Equity Incentive Plan, the maximum number of shares issuable under the 2000 Equity Incentive Plan was proportionally adjusted to reflect the special cash dividend, and, as required by the 2012 Omnibus Incentive Plan, which was approved by our stockholders in March, 2012 and which replaces the 2000 Equity Incentive Plan for any subsequently granted awards, the maximum number of shares issuable under the 2012 Omnibus Incentive Plan also was proportionally adjusted to reflect the leveraged recapitalization with a special cash dividend.

The adjustments described above are reflected in the Executive Compensation section of this proxy statement.

CEO Compensation

When Mr. Noglows joined our company in fiscal year 2004, the compensation committee, in consultation with outside advisors hired by the committee, used the executive compensation practices described above to determine the terms of Mr. Noglows' employment offer and initial compensation, comprised of base salary, annual cash bonus and equity-based compensation elements, which are part of Mr. Noglows' employment agreement with our company, as described in greater detail in the section entitled "Executive Compensation" below. As part of the agreement and his joining the company, Mr. Noglows also entered into a change-in-control severance protection agreement and became eligible for the reimbursement of certain relocation and other expenses, all of which are described in greater detail in the section entitled "Executive Compensation" below.

Upon completion of fiscal year 2012, the compensation committee, in consultation with the compensation committee's outside compensation consultant, used the executive compensation practices described above, including the performance goals established by the committee, to determine Mr. Noglows' compensation, composed of a cash bonus for fiscal year 2012, and a non-qualified stock option grant and a restricted stock award as part of the annual equity incentive award cycle for which all employees were eligible. In addition, in setting both the cash-based and equity-based elements of Mr. Noglows' compensation, the compensation committee made an overall assessment of Mr. Noglows' leadership in achieving the company's long-term and short-term strategic, operational and business goals. This included a significantly favorable review of his overall performance in leading the company during yet another successful fiscal year, most notably leading the planning and implementation of the company's new capital management initiative through the leveraged recapitalization with a special cash dividend of $15 per share that delivered in total approximately $347 million to the company's stockholders while also achieving a more efficient capital structure. In addition, the compensation committee noted Mr. Noglows' leadership in the company's delivering solid revenue and earnings following the record levels achieved in fiscal year 2011, and preserving and enhancing the company's strong balance sheet, operational posture, and customer relationships, while at the same time advancing the company with respect to our strategic objectives such as the growth of our polishing pads business and our business and operations in Korea. The compensation committee also considered Mr. Noglows' compensation with respect to chief executive officers among the comparison group of companies, as well as equitable and consistent treatment compared to our other executive officers. In addition to these factors, Mr. Noglows' cash bonus award for fiscal year 2012 reflected the company's successful performance against certain financial and other objectives in fiscal year 2012, as described in greater detail above, and the aspects of the overall pre-established goals for fiscal year 2012 that were not met, met or exceeded at threshold, target or stretch levels, as assessed by the compensation committee, using its discretion. Based upon all of these criteria, which included the compensation committee's assessment of the company's and Mr. Noglows' performance in various respects in fiscal year 2012 as compared with fiscal year 2011, the compensation committee awarded Mr. Noglows $465,000 as a cash bonus for fiscal year 2012, and increased his annual base salary by 4.5% to $606,000, effective as of January 1, 2013. Mr. Noglows' fiscal year 2012 cash bonus of $465,000, together with his $574,750 base salary paid during fiscal year 2012, resulted in total cash compensation of salary and cash bonus to Mr. Noglows for fiscal year 2012 of $1,039,750; this was $269,250 less than the $1,309,000 in total cash compensation that Mr. Noglows received for fiscal year 2011, and reflects the solid but not as strong performance of the company against goals in fiscal year 2012 compared to fiscal year 2011. In addition, as noted above and as reported in Footnotes 1 and 2 to the 2012 Grants of Plan-Based Awards table that follows, on December 3, 2012, the compensation committee awarded Mr. Noglows equity-based compensation in the form of: (i) non-qualified stock options to purchase an aggregate of 75,000 shares of the company's common stock that vest in equal increments upon each anniversary over four years and have a term of ten years that expires December 3, 2022, at an exercise price of $32.64, which was the closing price of our stock on the grant date; and (ii) 25,000 shares of restricted stock with a fair market value based on the closing price of our stock on NASDAQ on the award date of $32.64 per share that lapse in equal increments upon each anniversary over four years. Aside from the number of options granted and restricted stock awarded, the terms and conditions of this option grant and restricted stock award are the same as those for grants and awards made to our other employees, including those that provide that any options that are not vested and restricted stock on which restrictions have not lapsed at the time of termination of employment are forfeited. Because these equity awards were made after the completion of fiscal year 2012, they are reported in the referenced footnote and not specifically reported in the compensation tables that follow.

As noted above, the compensation committee and the board of directors reviews on a periodic basis the hypothetical costs to the company of Mr. Noglows' change-in-control severance protection agreement, and those of the company's other executive officers and key employees who have such agreements.

Regulatory and Other Factors

Internal Revenue Code Section 162(m). As one of the factors in its review of compensation matters, the committee considers the anticipated tax treatment to our company and to our executive officers of various payments and benefits. We have designed our compensation program (including the 2012 Omnibus Incentive Plan) to grant certain awards that may be fully deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code. The deductibility of some types of compensation payments depends upon the timing of an executive's vesting or exercise of previously granted rights. Furthermore, interpretations of and changes in the tax laws and other factors beyond the compensation committee's control also affect the deductibility of compensation. For these and other reasons, the compensation committee will not necessarily limit executive compensation to that deductible under Section 162(m) of the Internal Revenue Code. The compensation committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent consistent with its compensation objectives.

Other Factors. As described above, our compensation committee uses awards of restricted stock in addition to grants of non-qualified stock options to, among other reasons, address the financial impact of the expensing of equity-based compensation required under FASB ASC Topic 718. In addition, the company has intended for its non-qualified deferred compensation plans and other plans and agreements subject to the requirements of Internal Revenue Code Section 409A to be in compliance with such requirements.

COMPENSATION AND RISK

The company's management, with a review by the audit committee and compensation committee of our board of directors and with support from the compensation committee's outside compensation consultant, has conducted an assessment of the risks associated with our compensation programs, policies and practices, and has determined that risks arising from them are not reasonably likely to have a material adverse effect on our company. In making this determination, our management considered the various elements of our compensation programs, policies and practices, such as the: mix of base salary, annual cash bonuses and equity incentive program participations at various levels and throughout our company; balance between and among short-term and long-term compensation incentives in our programs; significant use of performance measures that are financial in nature such that they are readily measurable and verifiable, are regularly reviewed, and also are consistent with those that are publicly reported; use of performance measures that directly relate to the operations of our business such that they are readily measurable and verifiable, and are regularly reviewed; use of performance measures that relate to our business overall and avoid overdependence on one aspect of our business and its operations as opposed to another; multiple and cross-functional levels of review and verification prior to award approval; our system of internal controls and internal risk review and assessment processes; and, our general employment practices, policies and procedures.

COMPENSATION COMMITTEE REPORT

The following report of the compensation committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this report by reference therein.

The compensation committee of the board of directors has reviewed and discussed the Compensation Discussion and Analysis with our company's management, and based on the review and discussions, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and the company's annual report on Form 10-K for the fiscal year ended September 30, 2012.

Submitted by the compensation committee,

Robert J. Birgeneau
H. Laurance Fuller, Chairman
Richard S. Hill
Edward J. Mooney
Bailing Xia

EXECUTIVE COMPENSATION

The following tables set forth certain compensation information for our Chief Executive Officer, Chief Financial Officer, and three other most highly compensated executive officers of the company (collectively the "named executive officers") for the fiscal year ended September 30, 2012. Information for the fiscal years ended September 30, 2011 and September 30, 2010 is also presented for executives who were named executive officers during those years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2,3]	Option Awards ($)[3]	All Other Compen-sation ($)[4]	Total Compen-sation ($)
William P. Noglows	2012	574,750	465,000	891,440	1,064,309	110,381	3,105,880
President and Chief	2011	559,000	750,000	1,037,750	1,235,340	113,021	3,695,111
Executive Officer	2010	555,500	1,200,000	777,750	1,011,893	92,811	3,637,954
William S. Johnson	2012	351,750	184,200	365,022	420,886	37,610	1,359,468
Vice President and Chief	2011	348,000	267,000	373,623	429,898	45,174	1,463,695
Financial Officer	2010	345,875	456,100	308,019	384,519	58,768	1,553,281
Daniel S. Wobby	2012	318,575	122,000	314,583	333,806	46,381	1,135,345
Vice President,	2011	310,550	217,000	305,661	316,247	37,991	1,187,449
Global Sales	2010	296,075	301,800	205,979	254,997	23,776	1,082,627
Adam F. Weisman	2012	331,075	150,000	279,588	333,806	36,831	1,131,300
Vice President,	2011	326,200	250,000	265,664	316,247	49,091	1,207,202
Business Operations	2010	324,200	388,600	227,103	295,473	27,647	1,263,023
H. Carol Bernstein	2012	318,625	141,300	247,172	295,104	42,956	1,045,157
Vice President, Secretary	2011	314,500	236,000	238,683	284,128	45,158	1,118,469
and General Counsel	2010	312,575	301,200	195,993	254,997	56,094	1,120,859

[1] Certain amounts in the "Bonus" column were used to purchase "deposit shares" of restricted stock under our Executive Officer Deposit Share Program after the end of the 2010 fiscal year on December 13, 2010, after the end of the 2011 fiscal year on December 15, 2011, and after the end of the 2012 fiscal year on December 14, 2012. See footnote 2 below for more details.

[2] Certain amounts in the Stock Awards column correspond to matching grants of "award shares" of restricted stock made pursuant to our Executive Officer Deposit Share Program, which is described in more detail below. Under this program, our executive officers are entitled to voluntarily use all or a portion of their after-tax bonus compensation to purchase at fair market value shares of restricted stock awarded under the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan. These shares are retained on deposit with us until the third anniversary of the date of deposit ("deposit shares"), and our company matches the deposit with a restricted stock grant equal to 50% of the shares deposited by the participant ("award shares"). If the participant is employed by our company on the third anniversary of the deposit date and the deposit shares have remained on deposit with us through such date, the restrictions on the award shares will lapse. This column does not include deposit shares as these amounts were purchased by the participant after-tax from amounts that were already disclosed in the "Bonus" column. This column does include award share grants made pursuant to this program. On December 13, 2010, Mr. Johnson and Mr. Wobby participated in the Executive Officer Deposit Share Program receiving 300 and 961 respective award shares on deposit under the program with a fair market value based on the closing price of our stock on the award date of $41.62 per share. The restrictions on these award shares will lapse on December 13, 2013 if the executive is employed by us at that time and the corresponding deposit shares have remained on deposit with us through such date. Mr. Johnson and Mr. Wobby purchased 600 and 1,922 respective deposit shares related to these award shares

after-tax from amounts that are disclosed in the "Bonus" column above. On December 15, 2011, Mr. Johnson and Mr. Wobby participated in the Executive Officer Deposit Share Program receiving 270 and 756 respective award shares on deposit under the program with a fair market value based on the closing price of our stock on the award date of $46.29 per share. The restrictions on these award shares will lapse on December 15, 2014 if the executive is employed by us at that time and the corresponding deposit shares have remained on deposit with us through such date. Mr. Johnson and Mr. Wobby purchased 540 and 1,512 respective deposit shares related to these award shares after-tax from amounts that are disclosed in the "Bonus" column above.

These amounts do not include award share grants made pursuant to our Executive Officer Deposit Share Program to certain of our named executive officers after the end of fiscal year 2012. On December 14, 2012, Mr. Johnson, Mr. Wobby and Ms. Bernstein participated in the Executive Officer Deposit Share Program receiving 366, 733 and 293 respective award shares on deposit under the program with a fair market value based on the closing price of our stock on the award date of $34.06 per share. The restrictions on these award shares will lapse on December 14, 2015 if the executive is employed by us at that time and the corresponding deposit shares have remained on deposit with us through such date. Mr. Johnson, Mr. Wobby and Ms. Bernstein purchased 733, 1,467 and 587 respective deposit shares related to these award shares after-tax from amounts that are disclosed in the "Bonus" column above.

3 The amounts in the column headed "Stock Awards" represent the aggregate grant date fair value of grants in fiscal years 2012, 2011 and 2010 computed in accordance with ASC 718. For restricted stock awards, the fair value is equal to the underlying value of the stock and is calculated using the closing price of our common stock on the grant date. The actual value realized by a named executive officer related to stock awards will depend on the market value of our common stock on the date the stock is sold.

The amounts in the column headed "Option Awards" represent the aggregate grant date fair value of grants in fiscal years 2012, 2011, and 2010 computed in accordance with ASC 718 (see Note 11 of Notes to Consolidated Financial Statements included in Item 8 of Part II of our Annual Report on Form 10-K for fiscal year 2012 for a description of the assumptions used in that computation). The actual value realized by a named executive officer related to option awards will depend on the difference between the market value of our common stock on the date the option is exercised and the exercise price of the option.

During fiscal years 2012, 2011 and 2010, no awards to any of our named executive officers were modified or cancelled (forfeited). As described in "Effects of the Leveraged Recapitalization with a Special Cash Dividend Completed March 2, 2012", any awards of non-qualified stock options and restricted stock units outstanding on the dividend payment date of March 1, 2012, were proportionally adjusted as required by the 2000 Equity Incentive Plan.

4 The information in the column headed "All Other Compensation" predominantly reflects amounts that by nature generally recur each year, such as benefit costs we contribute on behalf of our named executive officers in the same manner in which we contribute such costs for all of our employees. For example, the information in the column includes contributions (both "matching" and "safe-harbor") made by us to our tax-qualified savings plan (the "401(k) Plan") and accruals under our non-qualified supplemental savings plan (the "Supplemental Plan") according to the standard terms of each of these plans as applied to all of our employees, including our named executive officers and other executive officers. Given the relative recovery from the severe economic downturn that we began to see in the second half of fiscal year 2009, and in the interests of assisting our employees in saving for retirement, the board of directors amended the 401(k) Plan effective January 1, 2010 to reinstate an employer contribution on the employee's behalf of 4% of each employee's eligible compensation (up to the I.R.S. eligible compensation limit), regardless of whether the employee makes a contribution to the plan ("safe-harbor contribution"), and a matching contribution on the employee's behalf of 100% of the first 4%, and 50% of the next 2%, that the employee contributes to the 401(k) Plan ("matching contribution"). With respect to the Supplemental Plan, which applies to all employees, including our named executive officers and other executive officers, at such time as they reach the I.R.S. eligible compensation limit, while employees are presently not able to make contributions to the Supplemental Plan, we continue to make the safe-harbor contribution of the equivalent of 4% of each employee's eligible compensation (over the I.R.S. eligible compensation limit) to the Supplemental Plan on

the employee's behalf. For fiscal year 2012, contributions as such to the 401(k) Plan and the Supplemental Plan on behalf of the named executive officers were made in the following amounts:

Name	401(k) Plan	Supplemental Plan
Mr. Noglows	$22,500	$42,990
Mr. Johnson	$22,500	$14,750
Mr. Wobby	$22,835	$11,452
Mr. Weisman	$22,494	$13,248
Ms. Bernstein	$22,056	$12,540

Similarly, the amounts in the column headed "All Other Compensation" include amounts we provided on behalf of each of our named executive officers for basic life insurance and accidental death and dismemberment insurance coverage in fiscal year 2012, which was provided on the same basis to all of our employees. There is no cash surrender value associated with this insurance coverage. The value paid for this coverage in fiscal year 2012 attributable to each named executive officer is: $360.

In addition, the figures in the column headed "All Other Compensation" reflect (i) airline club membership fees, for fiscal year 2012 in the amount of $846, of which $296 is tax reimbursement, for Mr. Noglows, $640, of which $265 is tax reimbursement, for Mr. Wobby, and $729, of which $229 is tax reimbursement, for Mr. Weisman; (ii) business club membership fees for fiscal year 2012 in the amount of $10,292, of which $3,792 is tax reimbursement, for Mr. Noglows; (iii) the payment of financial planning fees of $16,935, of which $5,690 is tax reimbursement, for Mr. Noglows in fiscal year 2012, as per the terms of his employment agreement; (iv) spousal travel fees, of $16,458, of which $6,822 is tax reimbursement, for Mr. Noglows, and $10,000, of which $4,145 is tax reimbursement, for Mr. Wobby; (v) tax return preparation fees for his previous foreign assignment in our company in the amount of $1,094, of which $344 is tax reimbursement, for Mr. Wobby; and, (vi) a transportation allowance for fiscal year 2012 in the amount of $8,000 for Ms. Bernstein.

In accordance with Item 402(c)(2)(ix) of Regulation S-K and the adopting release thereto (Release 33-8732A), the dividends received on shares of unvested restricted stock by virtue of the dividend rights contained in the restricted stock award agreements and as part of our leveraged recapitalization with a special cash dividend completed on March 2, 2012 (as more fully described under "Effects of the Leveraged Recapitalization with a Special Cash Dividend Completed March 2, 2012") are not reflected in this column. As required by relevant tax law, dividends received on shares of unvested restricted stock are treated as ordinary income for income tax purposes and for employees, including our named executive officers, are subject to withholding like other ordinary income. Pursuant to the special cash dividend, dividends received on shares of unvested restricted stock attributable to each named executive officer were: Mr. Noglows, $900,000; Mr. Johnson, $354,240; Mr. Wobby, $288,135; Mr. Weisman, $266,625; Ms. Bernstein, $230,445.

Employment Agreements

On November 2, 2003, we entered into an employment agreement with Mr. Noglows to become our Chairman, President and Chief Executive Officer. Pursuant to this employment agreement, among other terms, we agreed to pay Mr. Noglows an annual base salary of $450,000 and a cash bonus for fiscal year 2004 that would not be less than $160,000, following the end of fiscal year 2004. Mr. Noglows' agreement provides that following the close of each fiscal year, beginning with the end of fiscal year 2004, the compensation committee of the board of directors will meet to consider an increase in Mr. Noglows' annual base salary in accordance with its normal practices, and the compensation committee has done so, as described in more detail in the compensation discussion and analysis section above. For 2010, the compensation committee set his salary at $559,000; for 2011, the compensation committee retained his salary at $559,000 with no increase; for 2012, the compensation committee set his salary at $580,000; and for 2013, the compensation committee set his salary at $606,000. The employment agreement also provided the grant of an option to purchase 250,00 shares of our common stock with an exercise price of $55.37, which, as a result of the leveraged recapitalization with a special cash dividend in March 2012, was proportionally adjusted according to the formula described in "Effects of the

Leveraged Recapitalization with a Special Cash Dividend" to 362,670 shares of our common stock with an exercise price of $38.17. The original grant provided for vesting in four equal annual installments on each subsequent anniversary of November 3, 2003, Mr. Noglows' first date of employment, and an expiration of November 3, 2013. We also agreed to provide Mr. Noglows with certain relocation and other reimbursements and to allow Mr. Noglows to utilize first-class air travel while he is employed by us.

Standard Employee Benefits

We have adopted various employee benefit plans and arrangements for the purpose of providing employee benefits to our employees, including our named executive officers and our other executive officers. In general, the same terms apply to all of our employees, including our named executive officers and our other executive officers. These plans and arrangements include the Employee Stock Purchase Plan, the 401(k) Plan, and Supplemental Plan.

2012 GRANTS OF PLAN-BASED AWARDS

The following table shows all awards granted to the named executive officers during the fiscal year ended September 30, 2012 pursuant to the 2000 Equity Incentive Plan. Option Award amounts and exercise prices shown below are as of the grant date of December 1, 2011, and thus do not reflect the impact of our leveraged recapitalization with a special cash dividend completed on March 2, 2012. The mandatory proportional adjustment of such Option Award amounts and exercise prices to reflect the leveraged recapitalization with a special cash dividend are shown in footnote 3 below. The grant date values for these awards remain unchanged as a result of such mandatory proportional adjustments.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	All Other Option Awards: Number of Securities Underlying Options (#)[2,3]	Exercise or Base Price of Option Awards ($/Sh)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
William P. Noglows	12/1/11	22,000	—	—	891,440
	12/1/11	—	66,000	40.52	1,064,309
William S. Johnson	12/1/11	8,700	—	—	352,524
	12/1/11	—	26,100	40.52	420,886
	12/15/11	270	—	—	12,498
Daniel S. Wobby	12/1/11	6,900	—	—	279,588
	12/1/11	—	20,700	40.52	333,806
	12/15/11	756	—	—	34,995
Adam F. Weisman	12/1/11	6,900	—	—	279,588
	12/1/11	—	20,700	40.52	333,806
H. Carol Bernstein	12/1/11	6,100	—	—	247,172
	12/1/11	—	18,300	40.52	295,104

[1] The awards in this column that correspond to a Grant Date of December 15, 2011 reflect the matching grants of "award shares" of restricted stock made under our 2000 Equity Incentive Plan pursuant to our Executive Officer Deposit Share Program, which is described in more detail below. This column does not include deposit shares as these amounts were purchased by the participant from after-tax bonus compensation already disclosed in the "Bonus" column of our Summary Compensation Table of our 2012 Proxy Statement. As shown, on December 15, 2011, Mr. Johnson and Mr. Wobby participated in the Executive Officer Deposit Share Program receiving 270 and 756 respective award shares on deposit under the program with a fair

market value based on the closing price of our stock on the award date of $46.29 per share. The restrictions on these award shares will lapse on December 15, 2014 if the participant is employed by us at that time and the corresponding deposit shares have remained on deposit with us through such date.

The amounts in this column do not include award share grants made pursuant to our Executive Officer Deposit Share Program to certain of our named executive officers after the end of fiscal year 2012. On December 14, 2012, Mr. Johnson, Mr. Wobby and Ms. Bernstein participated in the Executive Officer Deposit Share Program receiving 366, 733 and 293 respective award shares on deposit under the program with a fair market value based on the closing price of our stock on the award date of $34.06 per share. The restriction on these award shares will lapse on December 14, 2015 if the participant is employed by us at that time and the corresponding deposit shares have remained on deposit with us through such date.

These amounts in this column do not include restricted shares awarded to our named executive officers after the end of fiscal year 2012. On December 3, 2012, as part of our annual equity incentive award program, we awarded restricted shares to our named executive officers with a fair market value based on the closing price of our stock on the award date of $32.64 per share that lapse in equal increments upon each anniversary over four years, in the amounts set forth in the table below:

Name	Restricted Stock Award
Mr. Noglows	25,000
Mr. Johnson	9,800
Mr. Wobby	6,900
Mr. Weisman	7,900
Ms. Bernstein	6,900

2 As with all other grants of stock options and stock awards to our named executive officers and other executive officers, other than the number of options or restricted stock awarded, the terms and conditions of the stock option grants in this column are the same as those made to all other employees. This includes a provision that if a participant retires (defined as the voluntary termination of employment, where no circumstances for termination for cause exist, upon the participant's achievement of at least 55 years of age and five years of service), then the participant may retain any option previously vested throughout the term of such option; as with our other option grants, any options that have not yet vested as of termination are forfeited.

These amounts do not include options granted to our named executive officers after the end of fiscal year 2012. On December 3, 2012, as part of our annual equity incentive award program, we granted options to our named executive officers that have an exercise price of $32.64, which as with all of our grants and awards to date was the fair market value based on the closing price of our common stock on the date of grant, vest in equal increments upon each anniversary over four years and expire December 3, 2022, in the amounts set forth in the table below:

Name	Securities Underlying Options
Mr. Noglows	75,000
Mr. Johnson	29,400
Mr. Wobby	20,700
Mr. Weisman	23,700
Ms. Bernstein	20,700

[3] Amounts shown in the table for Option Awards reflect the Option Awards as originally made on the grant date of December 1, 2011, and do not reflect the mandatory proportional adjustment made pursuant to our leveraged recapitalization with a special cash dividend completed March 2, 2012. The proportionally adjusted amounts are:

Name	Option Award Grant Date	Original Number of Securities Underlying Options (#)	Adjusted Number of Securities Underlying Options (#)	Original Exercise Price of Option Awards ($/Sh)	Adjusted Exercise Price of Option Awards ($/Sh)
Mr. Noglows	12/1/11	66,000	95,744	40.52	27.94
Mr. Johnson	12/1/11	26,100	37,862	40.52	27.94
Mr. Wobby	12/1/11	20,700	30,029	40.52	27.94
Mr. Weisman	12/1/11	20,700	30,029	40.52	27.94
Ms. Bernstein	12/1/11	18,300	26,547	40.52	27.94

The grant date values for these awards remain unchanged following such adjustments, as the mandatory proportional adjustment preserved the value of the award and the fair value of the outstanding award immediately following the payment of the special cash dividend was equal to the fair value immediately prior to such distribution.

[4] As with all of our grants and stock awards to date, the exercise price was the fair market value based on the closing price of our stock on the date of grant.

The grant date fair value was estimated using the Black-Scholes option pricing formula on the basis of the following assumptions: expected volatility: 38%; risk free rate of return: 1.4%; annualized dividend yield: 0.0%; and expected time until exercise: 6.41 years.

During fiscal year 2012, no awards to our named executive officers, or other executive officers, were modified or cancelled (forfeited), and no awards to any of our employees were modified. As described in "Effects of the Leveraged Recapitalization with a Special Cash Dividend Completed March 2, 2012", any awards of non-qualified stock options and restricted stock units outstanding on the dividend payment date of March 1, 2012, were proportionally adjusted as required by the 2000 Equity Incentive Plan.

2000 Equity Incentive Plan

The options granted on December 1, 2011 vest in equal increments upon each anniversary over four years, and have a term of ten years, expiring December 1, 2021. As with all other grants of stock options and awards of restricted stock to our named executive officers and other executive officers, other than the number of options or restricted stock awarded, the terms and conditions of these stock option grants are the same as those made to all other employees. This includes a provision that if a participant retires (defined as the voluntary termination of employment, where no circumstances for termination for cause exist, upon the participant's achievement of at least 55 years of age and five years of service), then the participant may retain any option previously vested throughout the term of such option; as with our other option grants, any options that have not yet vested as of termination are forfeited.

Following our stockholders' approval of the 2012 Omnibus Incentive Plan at our 2012 Annual Meeting of Stockholders in March 2012, no new awards have been made under the 2000 Equity Incentive Plan, and since that time all awards have been and are to be made pursuant to the 2012 Omnibus Incentive Plan.

Executive Officer Deposit Share Program

Our executive officers are eligible to participate in the Executive Officer Deposit Share Program that our board of directors adopted in March 2000. Under this program, our executive officers are entitled to use all or a portion of their after-tax annual cash bonus compensation to purchase at fair market value shares of restricted stock awarded under the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan. These shares are retained on deposit with us until the third anniversary of the date of deposit ("deposit shares"), and our company matches the deposit with a restricted stock grant equal to 50% of the shares deposited by the participant ("award shares"). If the participant is employed by us on the third anniversary of the deposit date and the deposit shares have remained on deposit with us through such date, the restrictions on the award shares will lapse. Six individuals currently participate in the Executive Officer Deposit Share Program, and 17,018 shares (including award shares) are currently on deposit under that program for all executive officers. Of the named executive officers currently participating in the Executive Officer Deposit Share Program, Mr. Johnson, Mr. Wobby and Ms. Bernstein participate with (i) 1,873, (ii) 4,901, and (iii) 587 respective deposit shares and (i) 936, (ii) 2,450, and (iii) 293 respective award shares on deposit under the program. These amounts do not include the 34,362 shares (including award shares) no longer under deposit or subject to restrictions as of January 11, 2013, of which Mr. Noglows, Mr. Johnson, Mr. Wobby, Mr. Weisman, and Ms. Bernstein respectively had (i) 7,684, (ii) 4,808, (iii) 4,824, (iv) 457, and (v) 1,639 respective deposit shares and (i) 3,840, (ii) 2,403, (iii) 2,411, (iv) 228, and (v) 818 respective award shares. On December 13, 2010, Mr. Johnson and Mr. Wobby participated in the Executive Officer Deposit Share Program as follows: Mr. Johnson purchased 600 deposit shares and received 300 award shares; and Mr. Wobby purchased 1,922 deposit shares and received 961 award shares. The restrictions on the award shares will lapse on December 13, 2013 if the participant is employed by us at that time and the corresponding deposit shares have remained on deposit with us through such date. On December 15, 2011, Mr. Johnson and Mr. Wobby participated in the Executive Officer Deposit Share Program as follows: Mr. Johnson purchased 540 deposit shares and received 270 award shares; and Mr. Wobby purchased 1,512 deposit shares and received 756 award shares. The restrictions on the award shares will lapse on December 15, 2014 if the participant is employed by us at that time and the corresponding deposit shares have remained on deposit with us through such date. On December 14, 2012, Mr. Johnson, Mr. Wobby and Ms. Bernstein participated in the Executive Officer Deposit Share Program as follows: Mr. Johnson purchased 733 deposit shares and received 366 award shares; Mr. Wobby purchased 1,467 deposit shares and received 733 award shares; and Ms. Bernstein purchased 587 deposit shares and received 293 award shares. The restrictions on the award shares will lapse on December 14, 2015 if the participant is employed by us at that time and the corresponding deposit shares have remained on deposit with us through such date.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of September 30, 2012 for each named executive officer. Outstanding Option Award amounts and exercise prices shown below are as of September 30, 2012 and thus reflect the mandatory proportional adjustment of such Option Award amounts and exercise prices to reflect the leveraged recapitalization with a special cash dividend, which was completed on March 2, 2012. The original Option Award amounts and exercise prices as of their grant date and prior to the mandatory proportional adjustment to reflect the leveraged recapitalization with a special cash dividend are shown in footnote 2 below.

The table also shows unvested and unearned stock awards assuming a market value of $35.14 a share (the closing market price of the company's stock on September 28, 2012, which was the last trading day of the 2012 fiscal year).

	Option Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable[1,2]**	**Number of Securities Underlying Unexercised Options (#) Unexercisable[1,2]**	**Option Exercise Price ($)[2]**	**Option Expiration Date[2]**	**Number of Shares or Units of Stock That Have Not Vested (#)[3]**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**
William P. Noglows	362,670	—	38.17	11/3/2013		
	362,670	—	26.05	12/10/2014		
	83,414	—	21.77	12/1/2016		
	78,336	—	25.79	11/30/2017		
	88,128	29,377	16.00	12/1/2018		
	54,400	54,401	21.45	12/1/2019		
	27,200	81,601	28.62	12/1/2020		
	—	95,744	27.94	12/1/2021	60,000	2,108,400
William S. Johnson	72,534	—	33.72	12/11/2013		
	98,646	—	26.05	12/10/2014		
	43,520	—	21.04	12/9/2015		
	37,717	—	21.77	12/1/2016		
	40,038	—	25.79	11/30/2017		
	23,427	11,679	16.00	12/1/2018		
	20,672	20,672	21.45	12/1/2019		
	9,465	28,397	28.62	12/1/2020		
	—	37,862	27.94	12/1/2021	23,616	829,866
Daniel S. Wobby	42,978	—	26.05	12/10/2014		
	41,344	—	21.77	12/1/2016		
	24,806	—	25.79	11/30/2017		
	30,464	10,155	16.00	12/1/2018		
	13,708	13,709	21.45	12/1/2019		
	6,963	20,890	28.62	12/1/2020		
	—	30,029	27.94	12/1/2021	19,209	675,004
Adam F. Weisman	43,520	—	21.04	12/9/2015		
	41,344	—	21.77	12/1/2016		
	32,640	—	25.79	11/30/2017		
	31,551	10,518	16.00	12/1/2018		
	15,884	15,885	21.45	12/1/2019		
	6,963	20,890	28.62	12/1/2020		
	—	30,029	27.94	12/1/2021	17,775	624,614
H. Carol Bernstein	68,907	—	35.42	12/11/2012		
	87,040	—	33.72	12/11/2013		
	62,379	—	26.05	12/10/2014		
	37,717	—	21.77	12/1/2016		
	23,936	—	25.79	11/30/2017		
	15,594	7,798	16.00	12/1/2018		
	13,708	13,709	21.45	12/1/2019		
	6,256	18,768	28.62	12/1/2020		
	—	26,547	27.94	12/1/2021	15,363	539,856

1 These option awards vest or vested over four years in equal increments upon each anniversary of the grant date, with a term expiring on the tenth anniversary of the grant date.

2 Amounts shown reflect the respective mandatory proportional adjustments to option awards pursuant to our leveraged recapitalization with a special cash dividend completed March 2, 2012. The option expiration date of the respective option awards remain unchanged as a result of the leveraged recapitalization with a special cash dividend. The option awards as originally made were:

Name	Original Number of Securities Underlying Unexercised Options (#) Exercisable	Adjusted Number of Securities Underlying Unexercised Options (#) Exercisable	Original Number of Securities Underlying Unexercised Options (#) Unexercisable	Adjusted Number of Securities Underlying Unexercised Options (#) Unexercisable	Original Option Exercise Price ($)	Adjusted Option Exercise Price ($)	Option Expiration Date
Mr. Noglows	250,000	362,670	—	—	55.37	38.17	11/3/2013
	250,000	362,670	—	—	37.78	26.05	12/10/2014
	57,500	83,414	—	—	31.57	21.77	12/1/2016
	54,000	78,336	—	—	37.40	25.79	11/30/2017
	60,750	88,128	20,250	29,377	23.21	16.00	12/1/2018
	37,500	54,400	37,500	54,401	31.11	21.45	12/1/2019
	18,750	27,200	56,250	81,601	41.51	28.62	12/1/2020
	—	—	66,000	95,744	40.52	27.94	12/1/2021
Mr. Johnson	50,000	72,534	—	—	48.91	33.72	12/11/2013
	68,000	98,646	—	—	37.78	26.05	12/10/2014
	30,000	43,520	—	—	30.51	21.04	12/9/2015
	26,000	37,717	—	—	31.57	21.77	12/1/2016
	27,600	40,038	—	—	37.40	25.79	11/30/2017
	16,150	23,427	8,050	11,679	23.21	16.00	12/1/2018
	14,250	20,672	14,250	20,672	31.11	21.45	12/1/2019
	6,525	9,465	19,575	28,397	41.51	28.62	12/1/2020
	—	—	26,100	37,862	40.52	27.94	12/1/2021
Mr. Wobby	29,626	42,978	—	—	37.78	26.05	12/10/2014
	28,500	41,344	—	—	31.57	21.77	12/1/2016
	17,100	24,806	—	—	37.40	25.79	11/30/2017
	21,000	30,464	7,000	10,155	23.21	16.00	12/1/2018
	9,450	13,708	9,450	13,709	31.11	21.45	12/1/2019
	4,800	6,963	14,400	20,890	41.51	28.62	12/1/2020
	—	—	20,700	30,029	40.52	27.94	12/1/2021
Mr. Weisman	30,000	43,520	—	—	30.51	21.04	12/9/2015
	28,500	41,344	—	—	31.57	21.77	12/1/2016
	22,500	32,640	—	—	37.40	25.79	11/30/2017
	21,750	31,551	7,250	10,518	23.21	16.00	12/1/2018
	10,950	15,884	10,950	15,885	31.11	21.45	12/1/2019
	4,800	6,963	14,400	20,890	41.51	28.62	12/1/2020
	—	—	20,700	30,029	40.52	27.94	12/1/2021
Ms. Bernstein	47,500	68,907	—	—	51.37	35.42	12/11/2012
	60,000	87,040	—	—	48.91	33.72	12/11/2013
	43,000	62,379	—	—	37.78	26.05	12/10/2014
	26,000	37,717	—	—	31.57	21.77	12/1/2016
	16,500	23,936	—	—	37.40	25.79	11/30/2017
	10,750	15,594	5,375	7,798	23.21	16.00	12/1/2018
	9,450	13,708	9,450	13,709	31.11	21.45	12/1/2019
	4,313	6,256	12,937	18,768	41.51	28.62	12/1/2020
	—	—	18,300	26,547	40.52	27.94	12/1/2021

[3] The restricted stock awards granted to Mr. Noglows vest as follows: 22,000 shares vest over four years in equal increments upon each anniversary of the December 1, 2011 grant date, 18,750 shares vest over three years in equal increments upon each anniversary of the December 1, 2010 grant date, 12,500 shares vest over two years in equal increments upon each anniversary of the December 1, 2009 grant date, and 6,750 shares granted on December 1, 2008 that vest on December 1, 2012. The restricted stock awards granted to Mr. Johnson vest as follows: 8,700 shares vest over four years in equal increments upon each anniversary of the December 1, 2011 grant date, 6,525 shares vest over three years in equal increments upon each anniversary of the December 1, 2010 grant date, 4,750 shares vest over two years in equal increments upon each anniversary of the December 1, 2009 grant date, 2,675 shares granted on December 1, 2008 that vest on December 1, 2012, 396 "award shares" vest on December 9, 2012, 300 "award shares" vest on December 13, 2013 and 270 "award shares" vest on December 15, 2014. The restricted stock awards granted to Mr. Wobby vest as follows: 6,900 shares vest over four years in equal increments upon each anniversary of the December 1, 2011 grant date, 4,800 shares vest over three years in equal increments upon each anniversary of the December 1, 2010 grant date, 3,150 shares vest over two years in equal increments upon each anniversary of the December 1, 2009 grant date, 2,325 shares granted on December 1, 2008 that vest on December 1, 2012, 317 "award shares" vest on December 9, 2012, 961 "award shares" vest on December 13, 2013 and 756 "award shares" vest on December 15, 2014. The restricted stock awards granted to Mr. Weisman vest as follows: 6,900 shares vest over four years in equal increments upon each anniversary of the December 1, 2011 grant date, 4,800 shares vest over three years in equal increments upon each anniversary of the December 1, 2010 grant date, 3,650 shares vest over two years in equal increments upon each anniversary of the December 1, 2009 grant date, and 2,425 shares granted on December 1, 2008 that vest on December 1, 2012. The restricted stock awards granted to Ms. Bernstein vest as follows: 6,100 shares vest over four years in equal increments upon each anniversary of the December 1, 2011 grant date, 4,313 shares vest over three years in equal increments upon each anniversary of the December 1, 2010 grant date, 3,150 shares vest over two years in equal increments upon each anniversary of the December 1, 2009 grant date, and 1,800 shares granted on December 1, 2008 that vest on December 1, 2012.

2012 OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information regarding stock options exercised during fiscal year 2012 and stock awards vested during fiscal year 2012 for the named executive officers.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)[1]**	**Value Realized on Exercise ($)[2]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[2]**
William P. Noglows	—	—	24,564	999,806
William S. Johnson	58,027	231,695	10,237	416,998
Daniel S. Wobby	123,848	1,222,612	7,739	314,828
Adam F. Weisman	—	—	7,725	314,986
H. Carol Bernstein	58,980	99,921	6,390	260,304

[1] With the exception of an exercise by Ms. Bernstein of 4,322 for a value realized upon exercise of $9,352, all exercises noted occurred after March 2, 2012, and so all other amounts shown reflect the respective exercised options as proportionally adjusted pursuant to our leveraged recapitalization with a special cash dividend completed March 2, 2012. The option awards as originally made were:

Name	Option Awards	
	Original Number of Shares Acquired on Exercise (#)	**Adjusted Number of Shares Acquired on Exercise (#)**
Mr. Noglows	—	—
Mr. Johnson	40,000	58,027
Mr. Wobby	85,372	123,848
Mr. Weisman	—	—
Ms. Bernstein	37,678	54,658

These amounts do not include options exercised by our named executive officers after the end of fiscal year 2012. The following table sets forth certain information regarding stock options exercised between October 1, 2012 and January 11, 2012 by our named executive officers:

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	**Value Realized on Exercise ($)**
Mr. Noglows	117,505	1,944,822
Mr. Johnson	—	—
Mr. Wobby	—	—
Mr. Weisman	—	—
Ms. Bernstein	—	—

[2] For option awards, the value realized on exercise is equal to the aggregate difference between the exercise price of the options and the fair market value of the shares on the date of exercise. For stock awards, the value realized is the number of shares vested multiplied by the fair market value of the shares at the time of vesting.

PENSION BENEFITS

The company does not maintain a defined benefit pension program.

2012 NONQUALIFIED DEFERRED COMPENSATION

The company maintains the Cabot Microelectronics Corporation Supplemental Employee Retirement Plan, which is a nonqualified supplemental savings plan (the "Supplemental Plan"). The following table discloses the earnings and balances of our named executive officers under the company's Supplemental Plan that provides for compensation deferral on a non-tax-qualified basis.

Name	Registrant contributions in last FY ($)[1]	Aggregate earnings in last FY ($)	Aggregate balance at last FYE ($)
William P. Noglows	42,990	45,466	292,709
William S. Johnson	14,750	21,776	127,731
Daniel S. Wobby	11,452	11,225	70,144
Adam F. Weisman	13,248	18,023	90,046
H. Carol Bernstein	12,540	22,736	122,156

1 These amounts are included in the "All Other Compensation" column of the Summary Compensation Table.

Effective May 1, 2000, the company adopted the Supplemental Plan covering all eligible employees as defined by the Supplemental Plan. Participants in the Supplemental Plan, including our named executive officers, do not make any contributions to the Supplemental Plan. The purpose of the Supplemental Plan is to provide for the deferral of the company contributions to certain highly compensated employees as defined under the provision of the Employee Retirement Income Security Act of 1974, as amended. Under the Supplemental Plan, the company contributes up to 4% of the named executive officers' eligible compensation in excess of the I.R.S. eligible compensation limit. All amounts contributed by the company and earnings on these contributions are fully vested at all times. The same menu of investment funds under the 401(k) Plan is available under the Supplemental Plan. Like the 401(k) Plan, all investment decisions are made by the participants. Participants in the Supplemental Plan are not permitted to make hardship withdrawals prior to termination and distributions under the Supplemental Plan are paid in a lump sum.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables and the accompanying narrative show potential benefits payable to our named executive officers upon the occurrence of the events specified herein, assuming such events occurred on September 30, 2012 and excluding certain benefits generally available to all salaried employees. Except as noted, the amounts disclosed below reflect the aggregate potential payments under each scenario and category. These tables do not include amounts to the extent that the form and amount of any payment or benefit are fully disclosed in an earlier table.

William P. Noglows

The following table shows the potential payments upon termination with or without a change in control for named executive officer William P. Noglows, assuming such events occurred on September 30, 2012. Footnotes describing the assumptions in calculations are included following the last table in this section, as is a description of the employment terms and plans providing benefits specified in the table below.

Executive Benefits and Payments Upon Termination	Involuntary Not for Cause or Good Reason Termination		Death	Disability
	No Change in Control	In Connection with a Change in Control		
Salary Continuation	$ 580,000[1]	$ 1,740,000	—	—
Bonus Through Termination Date[2]	—	$ 1,200,000	—	—
Bonus Continuation[2]	—	$ 3,600,000	—	—
Contributions under Retirement Plans	—	$ 196,470	—	—
Accelerated Vesting of Stock Options[3]	$1,284,327	$ 2,528,421	$2,528,421	$2,528,421
Accelerated Vesting of Restricted Stock[4]	—	$ 2,108,400	$2,108,400	$2,108,400
Post-termination Health Care[5]	—	$ 30,000	—	—
Outplacement Services	—	$ 87,000	—	—
280G Tax Gross Up	—	$ 2,667,706	—	—
Total:	$1,864,327	$14,157,997	$4,636,821	$4,636,821

William S. Johnson

The following table shows the potential payments upon termination with or without a change in control for named executive officer William S. Johnson, assuming such events occurred on September 30, 2012. Footnotes describing the assumptions in calculations are included following the last table in this section, as is a description of the employment terms and plans providing benefits specified in the table below.

Executive Benefits and Payments Upon Termination	Involuntary Not for Cause or Good Reason Termination		Death	Disability
	No Change in Control	In Connection with a Change in Control		
Salary Continuation	—	$ 706,000	—	—
Bonus Through Termination Date[2]	—	$ 456,100	—	—
Bonus Continuation[2]	—	$ 912,200	—	
Contributions under Retirement Plans	—	$ 74,500	—	—
Accelerated Vesting of Stock Options[3]	—	$ 964,291	$ 964,291	$ 964,291
Accelerated Vesting of Restricted Stock[4]	—	$ 829,866	$ 829,866	$ 829,866
Post-termination Health Care[5]	—	$ 20,000	—	—
Outplacement Services	—	$ 52,950	—	—
280G Tax Gross Up	—	$ 0	—	—
Total:	—	$4,015,907	$1,794,157	$1,794,157

Daniel S. Wobby

The following table shows the potential payments upon termination with or without a change in control for named executive officer Daniel S. Wobby, assuming such events occurred on September 30, 2012. Footnotes describing the assumptions in calculations are included following the last table in this section, as is a description of the employment terms and plans providing benefits specified in the table below.

Executive Benefits and Payments Upon Termination	Involuntary Not for Cause or Good Reason Termination		Death	Disability
	No Change in Control	In Connection with a Change in Control		
Salary Continuation	—	$ 640,000	—	—
Bonus Through Termination Date[2]	—	$ 301,800	—	—
Bonus Continuation[2]	—	$ 603,600	—	—
Contributions under Retirement Plans	—	$ 68,574	—	—
Accelerated Vesting of Stock Options[3]	—	$ 734,455	$ 734,455	$ 734,455
Accelerated Vesting of Restricted Stock[4]	—	$ 675,004	$ 675,004	$ 675,004
Post-termination Health Care[5]	—	$ 20,000	—	—
Outplacement Services	—	$ 48,000	—	—
280G Tax Gross Up	—	$ 0	—	—
Total:	—	$3,091,433	$1,409,459	$1,409,459

Adam F. Weisman

The following table shows the potential payments upon termination with or without a change in control for named executive officer Adam F. Weisman, assuming such events occurred on September 30, 2012. Footnotes describing the assumptions in calculations are included following the last table in this section, as is a description of the employment terms and plans providing benefits specified in the table below.

Executive Benefits and Payments Upon Termination	Involuntary Not for Cause or Good Reason Termination		Death	Disability
	No Change in Control	In Connection with a Change in Control		
Salary Continuation	—	$ 665,400	—	—
Bonus Through Termination Date[2]	—	$ 388,600	—	—
Bonus Continuation[2]	—	$ 777,200	—	—
Contributions under Retirement Plans	—	$ 71,484	—	—
Accelerated Vesting of Stock Options[3]	—	$ 771,192	$ 771,192	$ 771,192
Accelerated Vesting of Restricted Stock[4]	—	$ 624,614	$ 624,614	$ 624,614
Post-termination Health Care[5]	—	$ 20,000	—	—
Outplacement Services	—	$ 49,905	—	—
280G Tax Gross Up	—	$ 0	—	—
Total:	—	$3,368,394	$1,395,805	$1,395,805

H. Carol Bernstein

The following table shows the potential payments upon termination with or without a change in control for named executive officer H. Carol Bernstein, assuming such events occurred on September 30, 2012. Footnotes describing the assumptions in calculations are included following the last table in this section, as is a description of the employment terms and plans providing benefits specified in the table below.

Executive Benefits and Payments Upon Termination	Involuntary Not for Cause or Good Reason Termination		Death	Disability
	No Change in Control	In Connection with a Change in Control		
Salary Continuation	—	$ 640,000	—	—
Bonus Through Termination Date[2]	—	$ 301,200	—	—
Bonus Continuation[2]	—	$ 602,400	—	—
Contributions under Retirement Plans	—	$ 69,193	—	—
Accelerated Vesting of Stock Options[3]	—	$ 650,436	$ 650,436	$ 650,436
Accelerated Vesting of Restricted Stock[4]	—	$ 539,856	$ 539,856	$ 539,856
Post-termination Health Care[5]	—	$ 20,000	—	—
Outplacement Services	—	$ 48,000	—	—
280G Tax Gross Up	—	$ 0	—	—
Total:	—	$2,871,084	$1,190,292	$1,190,292

1 This figure reflects the lump sum value of twelve months of salary continuation.

2 In accordance with the terms of the change in control agreements described below, for purposes of calculating the bonus through the termination date, the bonus amount for each named executive officer is equal to the greatest of: (i) the target bonus amount for the fiscal year in which the Change in Control occurs, (ii) the target bonus amount for the fiscal year in which the termination date occurs, and (iii) the highest bonus amount paid or payable to the named executive officer in respect of any of the three fiscal years preceding the fiscal year in which the Change in Control occurs. Assuming a Change in Control and termination date as of September 30, 2012, the bonus amounts for Mr. Noglows, Mr. Johnson, Mr. Wobby, Mr. Weisman and Ms. Bernstein represent the highest bonus amount paid to them in respect of one of the three fiscal years preceding fiscal year 2012. The amount disclosed as bonus continuation for Mr. Noglows represents three times his bonus amount and the amount disclosed as bonus continuation for Mr. Johnson, Mr. Wobby, Mr. Weisman, and Ms. Bernstein represents two times their bonus amounts, each in accordance with the terms of the change in control agreements described below.

3 This figure represents the aggregate difference between the exercise price of the options and $35.14, which was the fair market value of a share of our common stock on September 28, 2012 (the last trading day of the 2012 fiscal year). This figure does not include the value of vested but unexercised options. The table below sets forth the total value of all options, which includes the value of the accelerated options and the vested but unexercised options.

Named Executive Officer	Total Value of Options
Mr. Noglows	$8,032,583
Mr. Johnson	$4,249,347
Mr. Wobby	$2,725,973
Mr. Weisman	$3,109,515
Ms. Bernstein	$2,596,056

For Mr. Noglows, the figure disclosed in the "No Change in Control" column represents the value of his outstanding and unexercisable options that were scheduled to vest during the twelve months following termination, in accordance with the terms of Mr. Noglows' employment agreement. For purposes of this table, the value of these options was also calculated assuming a market price of $35.14, which was the fair market value of a share of our common stock on September 28, 2012 (the last trading day of the 2012 fiscal year).

In the event of a termination of service by reason of death or disability, the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan, and the non-qualified stock option grant agreements under each plan, provide that unvested options shall fully vest for all participants, including the named executive officers.

As described in "Effects of the Leveraged Recapitalization with a Special Cash Dividend Completed March 2, 2012", any awards of non-qualified stock options outstanding on the dividend payment date of March 1, 2012, were proportionally adjusted as required by the 2000 Equity Incentive Plan. The figures disclosed regarding the value of such awards remain unchanged, as the fair value of each outstanding award immediately following the payment of the special cash dividend was equal to the fair value immediately prior to such distribution.

4 This figure represents the number of shares vested multiplied by $35.14, which was the fair market value of the shares on September 28, 2012 (the last trading date of the 2012 fiscal year). This figure does not include the value of restricted stock that has already vested, including shares on deposit under our Executive Officer Deposit Share Program.

In the event of a termination of service by reason of death or disability, the 2000 Equity Incentive Plan, the 2012 Omnibus Incentive Plan, and the restricted stock award agreements under each plan, provide that unvested restricted stock shall fully vest for all participants, including the named executive officers.

5 This amount assumes comparable health care coverage to that which is currently provided under our existing plan. Our company is self-insured, therefore there is no employer contribution amount. We have estimated the cost of post-termination health care to be $10,000 per person per year. This amount could vary depending on the details of any new or replacement plan that may be in place in the event of a change in control, or any changes to our plan that are made for regulatory or other reasons.

Pursuant to the terms of the company's 2000 Equity Incentive Plan, the 2012 Omnibus Incentive Plan, and the awards granted thereunder, the named executive officers receive the accelerated vesting of certain equity awards in the event of a Change in Control without termination of employment. The value of the accelerated vesting for each named executive officer, assuming a change in control, is the same value as disclosed in the "In Connection with a Change in Control" column above.

Employment Agreement

Pursuant to Mr. Noglows' November 3, 2003 employment agreement, if we terminate his employment without cause or Mr. Noglows terminates his employment because we breached the terms of his agreement, the company must pay Mr. Noglows one year's base salary over the one year period following such termination and allow any options that would vest during such period to vest during such time. Aside from the requirements set forth in the employment agreement, there are no other material conditions to receipt by Mr. Noglows of these termination benefits, although Mr. Noglows still would be subject to the terms of our standard confidentiality, intellectual property and non-competition agreement, which he entered into when he joined our company, and of the relevant stock option grant agreements. The amount and terms of this severance arrangement was determined by our compensation committee, in consultation with its outside compensation consultant, and included consideration of market practices for similar arrangements for other chief executive officers of comparable companies.

Change in Control Severance Protection Agreements

We have entered into Change in Control Severance Protection Agreements ("change in control agreements"), the specific form of which is available as Exhibit 10.23 to our Form 10-K filed on November 25,

2008, with each of the named executive officers, our other executive officers, and certain key employees of our company, because we believe such agreements are valuable aspects in enabling a smooth transition and providing continuity of management in the event of a change in control of our company; all of the change in control agreements remain unamended and according to such filed exhibit. Under the change in control agreements, which are "double trigger" agreements and which we believe are in compliance with the American Jobs Creation Act, each executive officer, including the named executive officers, whose employment with us terminates (including an executive's voluntary termination of employment for either "good reason", as defined in the agreement, or during the thirty-day period commencing on the first anniversary of a "change in control"), other than for cause, disability, death, or certain other specified reasons, within thirteen months after a "change in control" of our company (as such term is defined in the agreements), is entitled to a severance benefit. The severance benefit includes:

- accrued and unpaid compensation including: base salary, reimbursement for reasonable and necessary expenses incurred by the executive on our behalf through the date of termination, vacation pay and earned and unpaid bonuses and incentive compensation with respect to the period prior to the termination date;
- the Bonus Amount (which is the greatest of (i) the executive's target bonus amount for the fiscal year in which the change in control occurs, (ii) the executive's target bonus amount for the fiscal year in which the termination date occurs, and (iii) the highest bonus paid or payable to the executive in respect of any of the three fiscal years preceding the fiscal year in which change in control occurs), pro-rated for the number of days that have elapsed in the fiscal year through the termination date;
- two times (in the case of Mr. Johnson, Mr. Wobby, Mr. Weisman, and Ms. Bernstein) or three times (in the case of Mr. Noglows), the executive's annual base salary plus the Bonus Amount plus an amount equal to the contributions made or credited by us under all qualified and non-qualified retirement plans for the benefit of the executive for the most recently completed plan year of each such plan (e.g., the 401(k) Plan and Supplemental Plan), payable in a lump sum;
- health and welfare benefits (consistent with health and welfare benefits available to all employees for which they had been eligible prior to their termination) for 24 months (in the case of Mr. Johnson, Mr. Wobby, Mr. Weisman, and Ms. Bernstein) or 36 months (in the case of Mr. Noglows) following the executive's termination date;
- payment or reimbursement for the costs, fees and expense of outplacement assistance services, up to a maximum of fifteen percent of the executive's annual base salary; and
- a full "gross-up payment" of any and all excise (but not income) taxes assessed on amounts received under the change in control agreements, as well as all other taxes, other than income taxes, that may become due as a result of the gross-up payment (a change in control severance protection agreement entered into subsequent to 2008 for a new executive officer does not include this provision).

Cause as defined in the agreements means (i) the willful and continued failure to perform substantially the duties reasonably assigned to the executive and (ii) the willful engaging in conduct that is demonstrably and materially injurious to the company, monetarily or otherwise.

The agreements define "Good Reason" as the taking of actions by the company that result in a material negative change in the executive's employment relationship, including (i) a change in the executive's status, title, position or responsibilities (including reporting responsibilities) which represents a material adverse change from those in effect immediately prior to the Change in Control, (ii) an assignment of the executive's duties or responsibilities that are materially inconsistent with his or her status, title, position or responsibilities as of immediately prior to the Change in Control, (iii) a material decrease in the executive's annual base salary below the rate in effect as of the Change in Control or as of any date following the Change in Control, whichever is greater (iv) relocation of the offices of the company or operating unit at which the executive is principally employed that increases the executive's one-way commute by more than thirty-five (35) miles from the location of the offices occupied immediately prior to such relocation, or (v) any other action or inaction that constitutes a material breach by the company of the agreement.

A "Change in Control" means (i) any person, together with all affiliates and associates (within the meaning of Rule 12b-2 promulgated under the Exchange Act), acquires beneficial ownership, directly or indirectly, or securities of the company representing at least thirty percent (30%) of the combined voting power of the company's then outstanding voting securities, (ii) during any period of twenty-four (24) consecutive months beginning on or after the date of the agreement, individuals who, at the beginning of that 24-month period, constitute the Board (the "Incumbent Directors"), cease for any reason to constitute at least a majority of the Board; provided, however, that a new director of the company whose election or nomination for election as a director of the company was approved by a vote of at least two-thirds of the Incumbent Directors will be deemed to be an Incumbent Director, (iii) one of the following events occur at a special or annual meeting of the company's stockholder: (a) two or more nominees who are both (A) nominees of and endorsed by the company and (B) not employees of the company or any Affiliate at the time of the election are not elected to serve as directors; and (b) any person not a nominee of, and endorsed by, the company is elected to serve as a director of the company, (iv) the consummation of: (a) a merger, consolidation or reorganization involving the company, unless the merger, consolidation or reorganization is a "Non-Control Transaction"; or (b) an agreement for the sale or other disposition of all or substantially all of the assets of the company to any Person (other than a transfer to a Change in Control Subsidiary), or (v) the stockholders of the company approve a complete liquidation or dissolution of the company. Notwithstanding the foregoing, a Change in Control will not be deemed to occur solely because a person acquires beneficial ownership of more than the permitted amount of the then outstanding voting securities as a result of the acquisition of voting securities by the company which, by reducing the number of voting securities then outstanding, increases the percentage of shares beneficially owned by the person. Notwithstanding the foregoing, if a Change in Control would occur but for the operation of the preceding sentence as a result of the acquisition of voting securities by the company, and after that acquisition by the company, the person described in the preceding sentence increases the percentage of then outstanding voting securities he or she owns, a Change in Control will occur.

We also have similar change in control severance protection agreements providing for two times severance benefits in place with our other executive officers (with the exception of our Principal Accounting Officer, Thomas S. Roman, whose agreement provides for one times severance benefits). Under the change in control agreements, all amounts accrued or awarded to the executive officers under any incentive compensation or benefit plan, including options and restricted stock awarded under the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan, will immediately vest on each executive's respective termination date if the executive is entitled to severance benefits.

Our board of directors and compensation committee determined the terms and conditions of the change in control severance protection agreements, including the severance benefit payable, and the triggering events for the payment of such severance benefit, pursuant to such agreement, in consultation with their compensation consultant and our financial and other advisors, and considered external practices at similarly situated companies regarding change in control arrangements.

Treatment of Equity Awards

The 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan provide that an award shall immediately terminate on the date a participant's service terminates, unless otherwise set forth in an award agreement. Similarly, in the event of a Change in Control, the compensation committee has the discretion to provide for accelerated vesting in an award agreement. In the event of a Change in Control that is a merger or consolidation in which the company is not the surviving corporation or that results in the acquisition of substantially all of the company's outstanding stock or in the event of a sale or transfer of all or substantially all of the company's assets (a "Covered Transaction"), the compensation committee has the discretion to provide for the termination of all outstanding options as of the effective date of the Covered Transaction; provided, that, if the Covered Transaction follows a Change in Control or would give rise to a Change in Control, no option will be terminated prior to the expiration of twenty days following the later of: (i) the date on which the award became fully exercisable and (ii) the date on which the participant receive written notice of the Covered Transaction.

Under the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan, "Change in Control" means: (a) any "person" as such term is used in Sections 13(d) and 14(d) of the 1934 Act (other than (i) the company, (ii) any subsidiary of the company, (iii) any trustee or other fiduciary holding securities under an employee benefit plan of the company or of any subsidiary of the company, or (iv) any company owned, directly or indirectly, by the stockholders of the company in substantially the same proportions as their ownership of stock of the company), is or becomes the "beneficial owner" (as defined in Section 13(d) of the 1934 Act), together with all Affiliates and Associates (as such terms are used in Rule 12b-2 of the General Rules and Regulations under the 1934 Act) of such person, directly or indirectly, of securities of the company representing thirty percent (30%) or more of the combined voting power of the company's then outstanding securities; (b) the consummation of a merger or consolidation of the company with any other company, other than (i) a merger or consolidation which would result in the voting securities of the company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the company or any subsidiary of the company, at least sixty percent (60%) of the combined voting power of the voting securities of the company or such surviving entity outstanding immediately after such merger or consolidation or (ii) a merger or consolidation effected to implement a recapitalization of the company (or similar transaction) after which no "person" (with the method of determining "beneficial ownership" used in clause (a) of this definition) owns more than thirty percent (30%) of the combined voting power of the securities of the company or the surviving entity of such merger or consolidation; or (c) during any period of two consecutive years (not including any period prior to the execution of the 2000 Equity Incentive Plan or the 2012 Omnibus Incentive Plan, as applicable), individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has conducted or threatened a proxy contest, or has entered into an agreement with the company to effect a transaction described in clause (a), (b) or (d) of this definition) whose election by the Board or nomination for election by the company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved cease for any reason to constitute at least a majority thereof; or (d) the stockholders of the company approve a plan of complete liquidation of the company or an agreement for the sale or disposition by the company of all or substantially all of the company's assets.

Pursuant to the non-qualified stock option grant agreements, the option grants will become fully vested in the event of a Change in Control (as defined in the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan). In the event of a Change in Control that constitutes a Covered Transaction, the compensation committee may, in its sole discretion, terminate any or all outstanding options as of the effective date of the Covered Transaction; provided that the compensation committee may not terminate an option outstanding under the agreement earlier than twenty days following the later of: (i) the date on which the award became fully vested and (ii) the date on which the participant received written notice of the Covered Transaction. In the event of a termination of service by reason of death or Disability, then any unvested portion of the options will become fully vested. Disability has the meaning provided under (i) first, an employment agreement between the participant and the company, (ii) second, if no employment agreement exists, the long-term disability program maintained by the company or any governmental entity covering the Participant, or (iii) third, if no such agreement or program exists, permanent and total disability within the meaning of Section 22(e)(3) of the Code.

Pursuant to the restricted stock award agreements, the awards will become fully vested and all restrictions will lapse in the event of a participant's death, Disability, or Change in Control (as defined in the 2000 Equity Incentive Plan and the 2012 Omnibus Incentive Plan). Disability has the meaning provided under (i) first, an employment agreement between the participant and the company, (ii) second, if no such employment agreement exists, the long-term disability program maintained by the company or any governmental entity covering the participant, or (iii) third, if no such agreement or program exists, as defined under local law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships

At present we have no related party transactions and there are no currently proposed related party transactions.

Related Party Transactions

Although at present we have no related party transactions, we may from time to time enter into transactions with "related persons." Related persons include our directors and executive officers, nominees for director, 5% or more beneficial owners of our common stock, and immediate family members of such persons. As set forth in our audit committee charter, a current copy of which is attached to this proxy statement as Appendix A and is also available on our website at www.cabotcmp.com, any related person transaction must be reviewed and approved in advance by our audit committee. All of our employees, including our executive officers, and directors are subject to our Code of Business Conduct, which is available on our website. Our Code of Business Conduct prohibits any relationship that may present, or appears to present, a conflict of interest with our company. Among other things, this includes a prohibition on the holding of more than a nominal financial interest in or financial relationship with any publicly held company with whom we do business or compete, and prohibits any financial interest in or financial relationship with such entities if they are privately held. Any request for waiver of our Code of Business Conduct for our directors and executive officers may be approved only by our board of directors; to date, no such waivers have been requested or approved. In addition to the provisions of our Code of Business Conduct, our nominating and corporate governance committee charter and our corporate governance guidelines, both of which are also available on our website, also contain provisions requiring the review of potential conflicts of interest of prospective and current directors and the requirement of notification, and offer of tender of resignation, by directors, and review by the nominating and corporate governance committee and the board of directors of any change in employment or for-profit board membership status.

Indemnification

Our bylaws and our certificate of incorporation require us to indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We have entered into indemnification agreements with all of our directors and executive officers in which we confirm that we will provide to them the indemnification rights provided for in our bylaws and agree to maintain directors' and officers' liability insurance on their behalf.

NON-BINDING ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Under Section 14A of the Securities and Exchange Act of 1934, enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and as implemented by SEC Proposed Rule 14a-21(a), our company must conduct a separate non-binding stockholder advisory vote at least every three years to approve our company's executive officer compensation, as disclosed in our Compensation Discussion and Analysis, related compensation tables, and other related material ("named executive officer compensation program") under the compensation disclosure rules of the SEC, in any proxy or consent or authorization for an annual or other meeting of our stockholders. Our stockholders supported a one year frequency for this stockholder advisory vote at our 2011 Annual Meeting. As such, the board of directors has determined the company will hold a non-binding advisory vote on the compensation of our named executive officers every year.

Thus, our board of directors is providing stockholders with the opportunity to cast a non-binding advisory vote on our named executive officer compensation program at our 2013 Annual Meeting. This vote will not be binding on or overrule any decisions by our board of directors, and will not create or imply any additional fiduciary duty on the part of our board of directors. However, our compensation committee will take into account the outcome of the vote when considering future named executive officer compensation arrangements.

As described in greater detail in our Compensation Discussion and Analysis above, we believe that our named executive officer compensation program is structured in a manner that most effectively supports our company and our business objectives. Our named executive officer compensation program is substantially tied to our key business objectives and the success of our stockholders. If value we deliver to our stockholders declines, so does the compensation we deliver to our executive officers. We also closely monitor the various short-term and long-term aspects of our named executive officer compensation program, including base salary, annual cash bonus and equity incentives, in comparison to similar programs and practices at comparable companies, so that we may ensure that our named executive officer compensation program is within the norm of the range of market practices.

Our board of directors determined that the best way to allow our stockholders to vote on the company's named executive officer compensation program is through the following resolution:

RESOLVED, that the stockholders approve Cabot Microelectronics Corporation's compensation of its named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which includes the Compensation Discussion and Analysis, the compensation tables and related material).

Our board of directors unanimously recommends that you vote "FOR" this proposal.

RATIFICATION OF THE SELECTION OF INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited our financial statements for fiscal year 2012, and has been selected by the audit committee of our board of directors to audit our financial statements for fiscal year 2013. A representative of PricewaterhouseCoopers LLP is expected to attend our annual meeting, where he will have the opportunity to make a statement, if he desires, and will be available to respond to appropriate questions.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors is not required by our bylaws or otherwise. However, our board is submitting the selection of PricewaterhouseCoopers LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, our audit committee will review its future selection of auditors. Even if the selection is ratified, the audit committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of our company and our stockholders.

For information regarding audit and other fees billed by PricewaterhouseCoopers LLP for services rendered in fiscal year 2012 and fiscal year 2011, see "FEES OF INDEPENDENT AUDITORS AND AUDIT COMMITTEE REPORT — Fees Billed by Independent Auditors," above.

Our board of directors recommends that you vote "FOR" the ratification of the selection of our independent auditors.

2014 ANNUAL MEETING OF STOCKHOLDERS

The 2014 annual meeting of stockholders is presently scheduled to be held on Tuesday, March 4, 2014. Any proposals of stockholders intended for inclusion in the proxy statement for our 2014 annual meeting of stockholders must be received by the Secretary of our company at our offices at 870 North Commons Drive, Aurora, Illinois 60504, by Friday, September 20, 2013. If a stockholder of the company intends to present a proposal at the 2014 annual meeting of stockholders, such stockholder must comply with the advance notice provisions of our bylaws. Those provisions require that such proposal must be received by our Secretary at 870 North Commons Drive, Aurora, Illinois 60504, not earlier than Tuesday, November 5, 2013 and not later than Thursday, December 5, 2013. Subject to certain exceptions set forth in our bylaws, such proposals must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g. brokers) to satisfy the delivery requirements with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means additional convenience for stockholders and cost savings for companies.

A number of brokers with accountholders who are stockholders will be "householding" the Notice of Internet Availability of Proxy Materials. As indicated in the notice previously provided by these brokers to stockholders, a single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker or us that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise.

Stockholders who received a householded mailing this year and would like to have additional copies of the Notice of Internet Availability of Proxy Materials mailed to them, or would like to opt out of this practice for future mailings should submit a written request to our transfer agent, Computershare Trust Company, N.A., at

P.O. Box 43010, Providence, Rhode Island 02940-3010 Attention: Shareholder Inquiries. We will promptly send additional copies of the Notice of Internet Availability of Proxy Materials upon receipt of such request.

Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials at their address and would like to request "householding" of their communications should contact their broker or, if a stockholder is a direct holder of shares of our common stock, they should submit a written request to our transfer agent, Computershare Trust Company, N.A., at P.O. Box 43010, Providence, Rhode Island 02940-3010 Attention: Shareholder Inquiries.

VOTING THROUGH THE INTERNET OR BY TELEPHONE

Our stockholders voting through the internet should understand that there may be costs associated with electronic access, such as usage charges from internet access providers and telephone companies, that must be borne by the stockholder. To vote by telephone if you are a record holder of our common stock, call toll free 1-800-690-6903 and follow the instructions provided by the recorded message. To vote by telephone if you are a beneficial owner of our common stock, call the toll free number listed in your Proxy Card or follow the instructions provided by your broker. To vote through the internet, go to www.proxyvote.com and follow the steps on the secured website. You also may access the proxyvote website by going to our website, www.cabotcmp.com, selecting "Investor Relations" on our Homepage, and then selecting "Annual Meeting/ Proxy" from the dropdown menu .

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Cabot
Microelectronics

Appendix A

CABOT MICROELECTRONICS CORPORATION

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Cabot Microelectronics Corporation (the "Company") is to oversee the Company's accounting and financial reporting processes and the audit of its financial statements. The Committee is responsible for overseeing the Company's accounting and system of internal controls, the quality and integrity of the Company's financial reports and the independence and performance of the Company's independent public accountants responsible for the annual audit and quarterly reviews of the Company's financial statements ("independent auditor"). In so doing, the Committee should endeavor to maintain free and open means of communication between the members of the Committee, other members of the Board, the independent auditor, the senior and financial management of the Company, and with any employees of the Company or other individuals who desire to bring accounting, internal accounting controls, auditing, or other matters to the Committee's attention.

In the exercise of its oversight responsibilities, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements fairly present the Company's financial position and results of operation and are in accordance with generally accepted accounting principles. Instead, such duties remain the responsibility of management and the independent auditor. Nothing contained in this charter is intended to alter or impair the operation of the "business judgment rule" as interpreted by the courts under the Delaware General Corporation Law. Further, nothing contained in this charter is intended to alter or impair the right of the members of the Committee under the Delaware General Corporation Law to rely, in discharging their responsibilities, on the records of the Company and on other information presented to the Committee, Board or Company by officers or employees or by outside experts such as the independent auditor.

Membership

The Committee shall consist of at least three members of the Board. The members shall be appointed by action of the Board, upon recommendation of the Nominating and Corporate Governance Committee, and shall serve at the discretion of the Board. Each Committee member shall satisfy the "independence" and other requirements of relevant law, including rules adopted by the Securities and Exchange Commission ("SEC"), and the NASDAQ Stock Market LLC ("NASDAQ"). At least one member of the Committee shall satisfy the "financial expert" requirements of relevant law, including rules adopted by the SEC, and NASDAQ. Each member of the Committee shall be able to read and understand financial statements at the time of his or her appointment.

Committee Organization and Procedures

1. The Chair of the Committee shall be appointed by the Board by majority vote. The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee.

2. The Committee shall have the authority to establish its own rules and procedures consistent with the bylaws of the Company for notice and conduct of its meetings, should the Committee, in its discretion, deem it

desirable to do so. Members of the Committee may participate telephonically in any meeting. A majority of the members of the Committee shall constitute a quorum for the transaction of business and the action of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee.

3. The Committee shall meet as frequently as the Committee in its discretion deems desirable.

4. The Committee may, in its discretion, include in its meetings members of the Company's management, representatives of the independent auditor, outside counsel, the director of internal audit and other personnel employed or retained by the Company, the Board or the Committee. The Committee shall meet periodically and as it deems appropriate with the independent auditor or the director of internal audit, outside counsel or other advisors in separate executive sessions to discuss any matters that the Committee believes should be addressed privately, without management's presence, and also shall meet periodically and as it deems appropriate in separate executive sessions with the Company's management.

5. The Committee may, in its discretion, retain and utilize the services of the Company's regular corporate legal counsel with respect to legal matters or its other advisors with respect to other matters or, at its discretion, retain other legal counsel or other advisors if it determines that such counsel or advice is necessary or appropriate under the circumstances.

6. The Committee shall have its own funding from the Company to pay for the services of the Company's independent auditors and any legal counsel or other advisors that are retained by the Committee.

7. The Secretary and General Counsel of the Company shall serve as Secretary of the Committee.

Responsibilities

Independent Auditor

8. The Committee has the sole and direct responsibility for selecting, appointing, terminating, compensating and overseeing the Company's independent auditor, as well as for resolving any disagreements between the independent auditors and management. The Committee shall only retain as independent auditor a firm, including representatives of the firm responsible for the Company's audit, that meets the requirements of relevant law, the Public Company Accounting Oversight Board (PCAOB), the SEC and NASDAQ. The independent auditor shall be accountable to the Committee for all matters, including the audit of the Company's annual financial statements and related services. The Committee shall select, appoint and periodically evaluate the performance of the independent auditor and, if necessary, replace the independent auditor. At the discretion of the Committee or to the extent required by relevant law, NASDAQ or the SEC, the Committee shall recommend to the Board the nomination of the independent auditor for stockholder ratification at any meeting of stockholders.

9. The Committee shall pre-approve the fees to be paid to the independent auditor and any other terms of the engagement of the independent auditor for any and all services (whether auditing services, audit-related services, tax services or permitted other (non-audit) services), to be provided by the independent auditor, in advance of such services being provided. The Committee may delegate such pre-approval of services to the Committee Chair, and the Committee Chair shall provide subsequent notification to the Committee of any such pre-approval at the next scheduled meeting of the Committee.

10. The Committee shall receive from the independent auditor and review, at least annually, a written statement delineating all relationships between the independent auditor and the Company, consistent with the PCAOB's Rule 3526, Communication with Audit Committees Concerning Independence (Rule 3526). The Committee shall actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that, in the view of the Committee, may impact the objectivity and independence of the independent auditor. If the Committee determines that further inquiry is advisable, the Committee shall take any appropriate action in response to the independent auditor's report to satisfy itself of the auditor's independence.

Annual Audit

11. The Committee shall meet with the independent auditor and management of the Company in connection with each annual audit to discuss the scope of the audit and the procedures to be followed.

12. The Committee shall review and discuss the audited financial statements with the management of the Company.

13. The Committee shall discuss with the independent auditor the matters required to be discussed by PCAOB AU Section 380 Communications with Audit Committees as then in effect including, among others, (i) the methods used to account for any significant unusual transaction reflected in the audited financial statements; (ii) the effect of significant and critical accounting policies in any controversial or emerging areas for which there is a lack of authoritative guidance or a consensus to be followed by the independent auditor; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the independent auditor's conclusions regarding the reasonableness of those estimates; and (iv) any disagreements with management over the application of accounting principles, the basis for management's accounting estimates or the disclosures in the financial statements.

14. The Committee shall, based on the review and discussions in paragraphs 11, 12, and 13 above, and based on the disclosures received from the independent auditor regarding its independence and discussions with the independent auditor regarding such independence in paragraph 10 above, recommend to the Board whether the audited financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year subject to the audit.

15. The Committee shall review and discuss with management, including the director of internal audit and, at its discretion, any provider of internal audit services, and the independent auditor the Company's internal controls report and the independent auditor's attestation of the report prior to the filing of the Company's Annual Report on Form 10-K for the fiscal year subject to the audit.

Quarterly Review

16. The independent auditor is required to review the interim financial statements to be included in any Form 10-Q of the Company using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards as modified or supplemented by the SEC, prior to the filing of the Form 10-Q. The Committee shall discuss with management and the independent auditor in person, at a meeting, or by conference telephone call, the results of the quarterly review including such matters as significant adjustments, management judgments, accounting estimates, significant new accounting policies and disagreements with management. The Chair may represent the entire Committee for purposes of this discussion.

Internal Controls

17. The Committee shall discuss with the independent auditor and the director of internal audit, as well as management, at least quarterly, the adequacy and effectiveness of the accounting, financial and internal controls of the Company, and consider any recommendations for improvement of such internal control procedures.

18. The Committee shall be provided, and discuss with, the independent auditor and with management any material written communications between the independent auditor and management, including any summary of aggregated deficiencies or management letter provided by the independent auditor (or other auditor) and any other significant matters brought to the attention of the Committee by the independent auditor (or other auditor) as a result of its annual or other audit. The Committee should allow management adequate time to consider any such matters raised by the independent auditor (or other auditor).

19. The Committee shall meet with the Company's Chief Executive Officer, Chief Financial Officer, and other Company management as appropriate and as required by relevant law, including rules adopted by the SEC, PCAOB, and NASDAQ, on a regular basis to discuss the Company's internal controls structure and procedures and status, and disclosure controls and procedures and status.

Internal Audit

20. The Committee shall review and preapprove the selection of the Company's director of internal audit, and any termination of employment of such person. The Committee shall be notified in advance of, and at its discretion review and preapprove, the selection of any other provider of internal audit services. The Chair may represent the entire Committee for purposes of these matters.

21. The Committee shall discuss at least quarterly with the director of internal audit and, at its discretion other provider(s) of internal audit services (if any), the activities and organizational structure of the Company's internal audit function and the qualification of the primary personnel performing such function.

22. Management shall furnish to the Chair a copy of each internal audit report, and provide summaries thereof to the Committee, to whom it shall furnish a copy of each internal audit report if so requested by the Committee or any of its members.

23. The Committee shall, at its discretion, meet with the director of internal audit and other provider(s) of internal audit services (if any) to discuss any reports or any other matters brought to the attention of the Committee by the director of internal audit or other provider(s) of internal audit services (if any).

24. The director of internal audit and other provider(s) of internal audit services (if any) shall be granted unfettered access to the Committee.

Other Responsibilities

25. The Committee shall review and reassess the Committee's charter at least annually and submit any recommended changes to the Board for its consideration.

26. The Committee shall review and assess the Committee's fulfillment of its responsibilities pursuant to the Committee's charter at least annually and submit its conclusions in this regard to the Board for its consideration.

27. The Committee shall provide the report for inclusion in the Company's Annual Proxy Statement required by Item 407 of Regulation S-K of the SEC.

28. The Committee shall establish procedures in compliance with requirements of relevant law, including rules adopted by the SEC, and NASDAQ, for addressing matters and complaints brought to the Committee's attention by employees of the Company or other individuals regarding accounting, internal accounting controls, auditing, or other matters, and shall ensure that such complaints brought by employees are treated confidentially and anonymously to the extent required by law.

29. The Committee shall be responsible for receiving, dealing with, and responding to legal compliance reports relating to actual or alleged material violations of the securities laws, material breaches of fiduciary duties, or similar material violations.

30. The Committee shall have direct access to the Company's General Counsel, who serves as the Company's Chief Compliance Officer, and who has operational responsibility for the Company's compliance and ethics program, who in turn shall have direct reporting obligations to the Committee for related matters.

31. The Committee shall review and approve any related party transaction in advance of the Company's entering into any such related party transaction, and shall subsequently inform the Board of any such approval.

The Committee, through its Chair, shall report periodically, as deemed necessary or desirable by the Committee, but at least following its regularly scheduled meetings, to the full Board regarding the Committee's actions and recommendations, if any.


Cabot
Microelectronics

Appendix B

CABOT MICROELECTRONICS CORPORATION

AUDIT COMMITTEE PRE-APPROVAL POLICY FOR SERVICES TO BE PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee (the "Committee") of Cabot Microelectronics Corporation (the "Corporation") has the sole and direct responsibility for selecting, appointing, terminating, compensating and overseeing the Company's independent auditor, as well as for resolving any disagreements between the independent auditors and management. Pursuant to the Committee's Charter, the Committee is required to pre-approve the audit and non-audit services performed by the Corporation's independent auditor in order to assure that the provision of such services does not impair the auditor's independence. Each type of service provided by the independent auditor will require specific pre-approval at a particular fee level by the Committee.

The Committee, through the Controller of the Corporation or another designated individual, will maintain a list of the Audit, Audit-related, Tax and All Other services that have been pre-approved by the Committee as of the particular date of the relevant list (the "List"), and will revise the list periodically, based on subsequent determinations of the Committee. The term of any pre-approval is twelve (12) months from the date of pre-approval, unless the Committee specifically provides for a different period.

I. Delegation

The Committee has delegated pre-approval authority to the Chairman of the Committee, and may delegate such pre-approval authority to others members of the Committee. The Chairman will report any pre-approval decisions to the Committee no later than at its next scheduled meeting. The Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

II. Audit Services

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Committee. The Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope or other matters.

In addition to the annual Audit services engagement approved by the Committee, the Committee may grant pre-approval for other Audit services, which are those services that only the independent auditor reasonably can provide and such Audit services will be placed on the List. All other Audit services not on the List must be separately pre-approved by the Committee.

III. Audit-Related Services

Audit-related services, including internal control-related services, are assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and that are traditionally performed by the independent auditor. The Committee believes that the provision of Audit-related services does not impair the independence of the auditor. The List will contain the pre-approved Audit-related services. All other Audit-related services not on the List, and all internal control-related services, must be separately pre-approved by the Committee.

IV. Tax Services

The Committee believes that the independent auditor can provide Tax services to the Corporation such as tax compliance, tax planning and tax advice without impairing the auditor's independence. However, the Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The List will contain those Tax services that the Committee has pre-approved. All other Tax services not on the List must be separately pre-approved by the Committee.

V. All Other Services

The Committee may grant pre-approval to those permissible non-audit services classified as All Other services that it believes are routine and recurring services, and would not impair the independence of the auditor. The List will contain All Other services that the Committee has pre-approved. Permissible All Other services not on the List must be separately pre-approved by the Committee.

A list of the Security and Exchange Commission's (SEC's) prohibited non-audit services is attached to this policy as Exhibit 1. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VI. Pre-Approval Fee Levels

At the time of pre-approval of services to be provided by the independent auditor, the Committee will establish an approved fee level for such services. Any increase in the fee level for such services will require additional specific pre-approval by the Committee.

VII. Supporting Documentation

With respect to each proposed pre-approved service, the Committee will be provided with detailed back-up documentation, regarding the specific services to be provided.

VIII. Procedures

Requests to provide services will be submitted to the Committee by both the independent auditor and the Corporation's Chief Financial Officer, Treasurer, Controller, or other designated officer, and each will state whether, in their view, the request is consistent with the SEC's rules on auditor independence.

EXHIBIT 1

PROHIBITED NON-AUDIT SERVICES

Bookkeeping or other services related to the accounting records or financial statements of the audit client*

Financial information systems design and implementation

Appraisal or valuation services*, fairness opinions or contribution-in-kind reports

Actuarial services*

Internal audit outsourcing services*

Management functions

Human resources

Broker-dealer, investment adviser or investment banking services

Legal services

Expert services unrelated to the audit

(* may be allowed in limited circumstances if reasonable to conclude that the results of these services will not be subject to audit procedures; check relevant SEC rules)



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DEFA14A 1 d468379ddefa14a.htm DEFINITIVE ADDITIONAL MATERIALS

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CABOT MICROELECTRONICS CORPORATION

Meeting Information

Meeting Type: Annual Meeting
For holders as of : January 11, 2013
Date: March 05, 2013 **Time:** 8:00 AM CST
Location: Cabot Microelectronics Corporation
870 N. Commons Drive
Aurora, IL 60504

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Cabot
Microelectronics

CABOT MICROELECTRONICS CORPORATION
ATTN: H. CAROL BERNSTEIN
870 N. COMMONS DRIVE
AURORA, IL 60504

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Voting items

The Board of Directors recommends you vote FOR the following:

1. Election of Directors
   Nominees

01 H. Laurance Fuller 02 Richard S. Hill 03 Edward J. Mooney

The Board of Directors recommends you vote FOR proposals 2 and 3.

2 To approve, by non-binding advisory vote, executive compensation.

3 Ratification of the selection of PricewaterhouseCoopers LLP as the company's independent auditors for fiscal year 2013.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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